SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 – K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2004

PLACER DOME INC.

Suite 1600, 1055 Dunsmuir Street
P.O. Box 49330, Bentall Postal Station
Vancouver, British Columbia
Canada V7X 1P1

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐           Form 40-F ☑

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐         No ☑

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLACER DOME INC. (Registrant)
	By:	/s/ Geoffrey P. Gold
Geoffrey P. Gold
Date: March 29, 2004		Vice-President, Associate General Counsel and Assistant Secretary

PLACER DOME INC.

Suite 1600, 1055 Dunsmuir Street,

P.O. Box 49330, Bentall Postal Station,
Vancouver, British Columbia,
V7X 1P1

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

To be held on Wednesday, May 5, 2004

      NOTICE IS HEREBY GIVEN that an Annual and Special Meeting of Shareholders (the “Meeting”) of Placer Dome Inc. (the “Corporation”) will be held at the Le Royal Meridien King Edward Hotel, 37 King Street East, Toronto, Ontario, on Wednesday, May 5, 2004, at 10:00 a.m. (Eastern Daylight Time or “EDT”) for the following purposes:

(a)	to receive the Corporation’s Annual Report and audited consolidated financial statements for the year ended December 31, 2003;

(b)	to elect directors for the ensuing year;

(c) to appoint auditors for the ensuing year;

(d)	to consider and vote upon a resolution confirming the adoption by the Board of Directors of a Shareholders’ Rights Plan, which will replace the current plan that expires at the conclusion of the Meeting (a summary of the Shareholders’ Rights Plan is attached as Schedule “B” to the Management Proxy Circular and Statement accompanying this Notice of Meeting); and

(e)	to transact such other business as may properly come before the Meeting and any adjournment thereof.

     Only shareholders of record at the close of business on March 19, 2004 will be entitled to notice of and to vote at the Meeting either in person or by proxy, in accordance with and subject to the provisions of the Canada Business Corporations Act.

BY ORDER OF THE BOARD OF DIRECTORS

J. DONALD ROSE Executive Vice-President, Secretary and General Counsel

Vancouver, British Columbia, Canada

March 1, 2004

     Your attention is called to the attached Management Proxy Circular and Statement.

     If you are a registered shareholder of the Corporation and are unable to attend the meeting in person, PLEASE USE ONE OF THE VOTING OPTIONS DESCRIBED IN THE ACCOMPANYING FORM OF PROXY. If you choose to vote by fax or mail, please complete, date, sign and return the enclosed form of proxy by fax to (416) 368-2502 or in the envelope provided for that purpose. To be effective, proxies must be received before 10:00 a.m. (EDT) on May 4, 2004 by CIBC Mellon Trust Company, Proxy Department, Unit 6, 200 Queens Quay East, Toronto, Ontario, Canada, M5A 4K9. However, if you wish to vote by telephone or over the Internet, you must cast your vote before 10:00 a.m. (EDT) on May 3, 2004. Note that registered shareholders who vote by proxy may nevertheless attend the Meeting and, if whey wish, vote in person.

     If you are not a registered shareholder, but own shares beneficially, that is your shares are held through a broker, a financial institution or other nominee (the “Intermediary”), these materials have been forwarded to you by your Intermediary and should be completed and returned in accordance with the instructions provided to you by the Intermediary. Beneficial shareholders who wish to attend the Meeting and vote in person should request a legal form of proxy in accordance with the instructions provided by their Intermediary.

     Shareholders in Canada and in the United States who have questions about items being voted on at the Meeting may telephone toll free the Corporation’s proxy solicitation agents, Georgeson Shareholder, at 1-866-800-3648 (English and French).

PLACER DOME INC.

MANAGEMENT PROXY CIRCULAR AND STATEMENT

FOR
ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON WEDNESDAY, MAY 5, 2004

SOLICITATION OF PROXIES

     This Management Proxy Circular and Statement (the “Circular”) is being furnished by the management (“Management”) of Placer Dome Inc. (“Placer Dome” or the “Corporation”) in connection with its solicitation of proxies for use at the Annual and Special Meeting of Shareholders of the Corporation to be held on Wednesday, May 5, 2004 at 10:00 a.m. (Eastern Daylight Time or “EDT”) and at any and all adjournments thereof (the “Meeting”).

     The address of the registered and head office of the Corporation is Suite 1600, 1055 Dunsmuir Street, Vancouver, British Columbia, Canada; mailing address P.O. Box 49330, Bentall Postal Station, Vancouver, British Columbia, Canada V7X 1P1.

     It is anticipated that this Circular, together with the accompanying Notice of Meeting and Form of Proxy, will first be mailed to shareholders of the Corporation on or about March 26, 2004.

     Unless otherwise indicated, all monetary amounts referred to herein are stated in Canadian currency.

     The Corporation will bear the cost of solicitation of proxies. Solicitation will be by mail, possibly supplemented by telephone or other personal contact by regular employees of the Corporation. In addition, the Corporation will retain Georgeson Shareholder Communications Canada Inc., 66 Wellington Street West, Suite 5210, Toronto Dominion Centre, P.O. Box 240, Toronto, Ontario, M5K 1J3, to aid in the solicitation of proxies from Canadian individuals and institutions and, through its U.S. affiliate, Georgeson Shareholder Communications Inc., from U.S. individuals and institutions, at an expected fee of $51,000, plus out-of-pocket expenses.

Proxy Voting Options

     Shareholders who are unable to be present at the Meeting may vote through the use of proxies. Beneficial shareholders should vote their shares in accordance with the instructions provided by their Intermediary. Beneficial shareholders who wish to attend the Meeting and vote in person should request a legal form of proxy in accordance with the instructions provided by their Intermediary. Registered shareholders may convey their voting instructions in one of the three voting methods that have been made available by the Corporation; (i) use of the paper form of proxy enclosed herein to be returned by mail, delivery or fax; (ii) use of the telephone voting procedure; or (iii) use of the Internet voting procedure. By conveying their voting instructions in one of the three ways, shareholders can participate in the Meeting through the person or persons named on the form of proxy. Shareholders should indicate their vote on each item of business and their vote will be cast accordingly. The persons named in the accompanying proxy will vote or withhold from voting the shares in respect of which they are appointed in accordance with the instructions of the shareholder appointing them. In the absence of any instructions, the relevant shares will be voted (i) for the election as directors of the Corporation of all the persons listed under the heading “Election of Directors”; (ii) for the appointment of Ernst & Young LLP as auditors of the Corporation; and (iii) for the resolution confirming the adoption by the Board of Directors of a replacement shareholders’ rights plan.

Mail or Fax

     If a shareholder elects to use the paper form of proxy, it must be completed, dated, signed and returned by fax to (416) 368-2502 or in the envelope provided for that purpose. To be effective, proxies must be received before 10:00 a.m. (EDT) on May 4, 2004 by CIBC Mellon Trust Company, Proxy Department, Unit 6, 200 Queens Quay East, Toronto, Ontario, Canada, M5A 4K9.

Telephone

     If a shareholder elects to vote by telephone (from Canada or the United States), a touch-tone telephone must be used to transmit voting preferences to a toll free number: 1-866-271-1207. A shareholder must follow the prompts and refer to the form of proxy sent to that shareholder for the 13 digit Control Number located on the lower left hand side of the back of the form of proxy. Voting instructions are conveyed by the use of touch-tone selections over the telephone. To take advantage of the telephone voting option, shareholders must cast their votes before 10:00 a.m. (EDT) on May 3, 2004.

Internet

     If a shareholder elects to vote by Internet, the shareholder must access the following website: www.eproxyvoting.com/placer

     The shareholder must follow the instructions appearing onscreen and refer to the form of proxy sent to that shareholder for the 13 digit Control Number located on the lower left hand side of the back of the form of proxy. Voting instructions are conveyed electronically by the shareholder over the Internet. To take advantage of the Internet voting option, shareholders must cast their votes before 10:00 a.m. (EDT) on May 3, 2004.

Appointment of Proxy

     The persons named in the enclosed form of proxy are directors and/or officers of the Corporation. A shareholder has the right to appoint some other person, who need not be a shareholder, to represent the holder at the Meeting by striking out the names of the persons designated in the accompanying form of proxy and by inserting such other person’s name in the blank space provided or by executing a proxy in a form similar to the enclosed form.

     The paper form of proxy is the only voting option by which a shareholder may appoint a person other than the Management nominees named on the accompanying proxy.

Discretionary Authority of Proxy

     The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments to or variations of matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the date hereof, Management knows of no such amendments, variations or other matters to come before the Meeting. If any such other matter, or if any amendments to or variations of the matters identified in the Notice of Meeting, should properly come before the Meeting, proxies received pursuant to this solicitation will be voted on such amendments, variations and other matters in accordance with the best judgment of the person voting the proxy.

Revocation of Proxy

     Proxies submitted by fax or mail may be revoked prior to their use by instrument in writing executed by the shareholder or the shareholder’s attorney authorized in writing and deposited at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or with the chairman of the meeting on the day of the Meeting or any adjournment thereof, or in any other manner permitted by law.

     Voting instructions conveyed by telephone or over the Internet may be revoked by fax or mail in accordance with the instructions set out above, or by conveying new instructions by telephone or over the Internet not less than 48 hours prior to the time fixed for the Meeting or any adjournment thereof.

     Proxies submitted by mail or fax which are not dated are deemed to bear the date on which they were mailed by the Corporation. Accordingly, if revoking previously given voting instructions by submitting a new proxy by fax or mail, the new proxy should be dated in order to be effective.

Confidentiality of Voting

     Proxies are counted and tabulated by CIBC Mellon Trust Company, the transfer agent of the Corporation, in such manner as to preserve the confidentiality of individual shareholder votes, except that the Corporation will have access to proxies as necessary to meet applicable legal requirements in the event of a proxy contest, or in the event a shareholder has made a written comment or submitted a question on the form of proxy.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

     On March 1, 2004, the Corporation had outstanding 412,134,431 common shares (the “Common Shares”), each entitling the holder thereof to one vote at the Meeting.

     Only holders of Common Shares of record at the close of business on March 19, 2004 will be entitled to notice of the Meeting. Each shareholder of record at the close of business on that date will be entitled to vote at the Meeting the Common Shares then recorded in that shareholder’s name.

     Two individuals present in person and together holding or representing by proxy at least one third of the Corporation’s outstanding Common Shares constitute a quorum at meetings of shareholders.

     To the knowledge of the directors or officers of the Corporation, no person beneficially owns, or exercises control or direction over, more than 10% of the outstanding Common Shares.

INFORMATION REGARDING DIRECTORS

Election of Directors

     The term of office of the current directors of the Corporation will expire at the Meeting or when their successors are duly elected or appointed. The Articles of the Corporation provide that the number of directors shall consist of a minimum of 10 and a maximum of 20 with the actual number of directors being determined from time to time by resolution of the directors. The board of directors of the Corporation (the “Board”) is currently composed of 11 directors. The Board has, by resolution, fixed the number of directors to be elected at the Meeting at 11. All of the nominees for director are to be elected at the Meeting to serve until the next annual meeting or until their successors are duly elected or appointed. All of the nominee directors have consented to be named herein as such, and have agreed to serve if elected. All of the nominees listed below are currently serving as directors. The table below provides additional information about the nominee directors, including their municipality of residence, age, year first elected or appointed, principal occupation, other directorships, and Board and standing committee meeting attendance records. Also indicated in the table is the number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by the nominee, and the number of options held by the nominee as at March 1, 2004. There are no other shares of the Corporation beneficially owned, directly or indirectly, or over which control or direction is exercised by the nominee directors of the Corporation. The number of Common Shares beneficially owned by all such nominees as a group does not exceed 1% of the outstanding Common Shares.

     The Board has four standing committees: the Audit Committee, the Corporate Governance Committee, the Human Resources and Compensation Committee and the Safety and Sustainability Committee. The Board does not have an executive committee.

G. Bernard Coulombe, 62, of Asbestos, Quebec, has served on the Board of Placer Dome since 1994. Mr. Coulombe is a mining consultant for Raymond Chabot Grant Thornton (monitor of the business and financial affairs of Jeffrey Mine Inc.(1)). Mr. Coulombe is also a director and the Vice-Chairman and a member of the Safety and Environment Committee of Niocan Inc.

Mr. Coulombe attended 14 of 14 Board meetings and 5 of 5 committee meetings in 2003	7,500 Common Shares 55,000 Options Chair of the Safety and Sustainability Committee

John W. Crow, 67, of Toronto, Ontario, has served on the Board of Placer Dome since 1999. Mr. Crow is the President of J&R Crow Inc. (economic and financial consultants). Mr. Crow also serves on the boards of the following organizations: Rockwater Capital Corporation, Timminco Limited, High Income Principal and Yield Corporation, High Income Preferred Shares Corporation, Coastal Income Corporation, Canadian Tire Bank, Lawrence Enterprise Fund, and Arts for Children of Toronto.

Mr. Crow attended 13 of 14 Board meetings and 17 of 17 committee meetings in 2003	5,000 Common Shares(2) 35,000 Options Member of the Human Resources and Compensation and the Audit Committees

Graham Farquharson, 63, of Toronto, Ontario, has served on the Board of Placer Dome since 1999. Mr. Farquharson is the President of Strathcona Mineral Services Limited (a mining industry consulting company) and serves on the boards of Cambior Inc., Consolidated Thompson-Lundmark Gold Mines Limited, the Physicians Services Incorporated Foundation, and is the Chairman of the Canadian Mineral Industry Education Foundation.

Mr. Farquharson attended 13 of 14 Board meetings and 10 of 10 committee meetings in 2003	6,070 Common Shares 30,000 Options Member of the Corporate Governance and the Safety and Sustainability Committees

Robert M. Franklin, 57, of Willowdale, Ontario, has served as the Non-Executive Chairman of the Board of Placer Dome since 1993 and has served as a director of the Board since 1987. He is the President of Signalta Capital Corporation (an investment company) and serves on the boards of Toromont Industries Ltd., Great Lakes Carbon LLC, Call Net Enterprises Inc., Serica Energy Corporation and ELI Eco Logic Inc., of which Mr. Franklin serves as the Non-Executive Chairman.

Mr. Franklin attended 14 of 14 Board meetings and 14 of 14 committee meetings in 2003	20,000 Common Shares(3) 100,000 Options Member of the Corporate Governance and the Human Resources and Compensation Committees

David S. Karpin, 61, of Toorak, Australia, has served on the Board of Placer Dome since 1998. Mr. Karpin is the Chairman of Melbourne Health, Mt. Eliza Business School, Magnesium International Limited and Warrnambool Cheese and Butter Factory Limited. He is a director of Racing Victoria Limited, Thorough Vision Limited, Institute of Public Affairs Limited and a council member of Curtin University.

Mr. Karpin attended 13 of 14 Board meetings and 13 of 13 committee meetings in 2003	5,000 Common Shares 35,000 Options Member of the Audit and the Safety and Sustainability Committees

Alan R. McFarland, 61, of New York, New York, has served on the Board of Placer Dome since 1987. Mr. McFarland is the Managing member of McFarland Dewey & Co. LLC (investment bankers) and is a director of Masonite International Corporation and a trustee of the National Constitution Center, Philadelphia, and the Children’s Aid Society, New York City. Mr. McFarland is also the President of Trustees of St. Andrews’ Dune Church, Southampton, New York.

Mr. McFarland attended 14 of 14 Board meetings and 8 of 8 committee meetings in 2003	20,444 Common Shares(4) 50,000 Options Chair of the Audit Committee

(1)	A company under the protection of the Companies’ Creditors Arrangement Act.
(2)	These shares are held by J&R Crow Inc., of which Mr. Crow is the President, a director and a shareholder.
(3)	Of these shares, 7,127 are owned personally and 7,873 are owned by Signalta Capital Corporation of which Mr. Franklin is the President, a director and the sole shareholder. Mr. Franklin may be deemed to exercise control or direction over the remaining 5,000 shares which are held by Lesley Franklin RRSP.
(4)	10,250 of these shares are owned by a trust of which Mr. McFarland is a co-trustee.

Clifford L. Michel, 64, of Gladstone, New Jersey, has served on the Board of Placer Dome since 1987. Mr. Michel is a Senior Counsel (retired partner) to the law firm of Cahill Gordon & Reindel LLP, the President, CEO and a director of Wenonah Development Company (a private investment company) and President and CEO of HomeWinds Foundation. Mr. Michel is also a trustee of a complex of mutual funds managed by Alliance Capital Management, a trustee of St. Mark’s School and the Treasurer of Jockey Hollow Foundation.

Mr. Michel attended 13 of 14 Board meetings and 9 of 9 committee meetings in 2003	613,050 Common Shares(5) 50,000 Options Chair of the Human Resources and Compensation Committee

E.A. (Dee) Parkinson-Marcoux, 55, of Canmore, Alberta, has served on the Board of Placer Dome since 1997. Ms. Parkinson-Marcoux is a director of the National Bank of Canada, Ensyn Energy Corporation, SNC Lavalin Inc., Sustainable Development Technology Canada and the Energy Council of Canada.

Ms. Parkinson-Marcoux attended 14 of 14 Board meetings and 10 of 10 committee meetings in 2003	7,500 Common Shares 40,000 Options Member of the Corporate Governance and the Safety and Sustainability Committees

Jay K. Taylor, 57, of Blaine, Washington, is the President and CEO of the Corporation and was appointed to the Board in 1999. Mr. Taylor is a director of the International Council on Mining and Metals, the World Gold Council and the Vancouver Board of Trade. He is also a member of the Canadian Council of Chief Executive Officers.

Mr. Taylor attended 14 of 14 Board meetings in 2003	72,595 Common Shares 61,272 Units(6) 1,847,200 Options

Vernon F. Taylor III, 56, of Oak Creek, Colorado, has served on the Board of Placer Dome since 1987. Mr. Taylor III is Co-Chairman of Optigas Inc. (a company that gathers and markets natural gas). He is also a partner with The Chart Group L.P. and a director of Wencoast Restaurants.

Mr. Taylor III attended 14 of 14 Board meetings and 5 of 5 committee meetings in 2003	15,000 Common Shares 50,000 Options Chair of the Corporate Governance Committee

William G. Wilson, 68, of Dublin, Ireland, has served on the Board of Placer Dome since 1993. Mr. Wilson is Chairman of the board of Dundee Precious Metals Inc. (a gold and precious metals investment company) and a director of Serica Energy Corporation.

Mr. Wilson attended 11 of 14 Board meetings and 16 of 17 committee meetings in 2003	5,000 Common Shares(7) 50,000 Options Member of the Audit and the Human Resources and Compensation Committees

(5)	Of these shares, 2,800 are owned personally, 600,000 are owned by Wenonah Development Company of which Mr. Michel is the President and chief executive officer, a director and a shareholder, 10,250 are owned by trusts of which Mr. Michel is a co-trustee and in which various members of his family have current beneficial interests.
(6)	These are vested units held by Mr. Taylor under the Unit Performance Plan for senior employees. These units are 100% redeemable upon termination of employment. Mr. Taylor also holds 71,680 unvested units, which units will be redeemable only if cessation of active employment occurs due to retirement at or after age 60, or death, or termination without cause within two years of a change in control (see “Human Resources and Compensation Committee Report on Executive Compensation — Long-Term Incentives — Unit Performance Plan”).
(7)	These shares are held by Merrion Ltd., a company wholly owned by Mr. Wilson.

Compensation of Directors

     Each director (except Mr. Franklin) who is not an employee of the Corporation receives an annual retainer of US$25,000 and a per meeting fee of US$1,000 in the case of either personal attendance or telephone attendance at a meeting of the Board or a committee thereof. Any director (except Mr. Franklin) who chairs a committee of the Board and is not an employee also receives an annual fee of US$4,000. In circumstances where a director incurs a time commitment in addition to the time spent preparing for or attending a meeting of the Board or any of its committees, for a purpose related to the directorship such as education, or furthering the director’s understanding or knowledge related to or for the benefit of the Corporation, the director is entitled to a per diem payment of US$1,000. Directors are reimbursed for out-of-pocket and travel expenses.

     In 2003 the annual director fee for Mr. Franklin, the Non-Executive Chairman of the Board of the Corporation, was $175,000. The annual director fee for the Non-Executive Chairman has been increased to $200,000 effective in 2004. The Corporation reimburses Mr. Franklin for annual club membership fees, parking fees and benefits ($5,490, $5,520, and $5,180, respectively, in 2003).

     The following table sets out the fees paid to the non-employee directors in 2003. All dollar amounts are in U.S. dollars except for the amounts shown in respect of Mr. Franklin which are in CAD Dollars.

		Committee	Board	Committee		Additional
	Annual	Chair	Attendance	Attendance		Directors’	Total
Name	Retainer Fee	Retainer Fee	Fee	Fee		Fees(1)	Fees Paid

G.B. Coulombe	$25,000	$4,000	$14,000	$5,000		$5,000	$53,000
J.W. Crow	25,000	n/a	13,000	19,000	(2)	n/a	57,000
G. Farquharson	25,000	n/a	13,000	10,000		n/a	48,000
R.M. Franklin	175,000	n/a	n/a	n/a		n/a	225,000 (3)
D.S. Karpin(4)	25,000	n/a	15,000	16,000		4,000	60,000
A.R. McFarland	25,000	4,000	14,000	9,000	(2)	n/a	52,000
C.L. Michel	25,000	4,000	13,000	9,000		1,000	52,000
E.A. Parkinson-Marcoux	25,000	n/a	14,000	10,000		4,000	53,000
V.F. Taylor III	25,000	4,000	14,000	5,000		1,000	49,000
W.G. Wilson	25,000	n/a	11,000	17,000	(2)	n/a	53,000

(1)	Fees paid in respect of additional time spent by a director for a purpose related to the directorship such as education, or furthering the director’s understanding or knowledge related to or for the benefit of the Corporation.
(2)	During the third quarter of 2003 a special committee, composed of Messrs. Crow, Franklin, McFarland and Wilson, was formed in connection with the debt financings completed by the Corporation in October 2003. With the exception of Mr. Franklin, fees of US$1,000 per meeting attended were paid to the members of the committee.
(3)	In 2003 Mr. Franklin received an additional CAD$50,000 in recognition of the additional time and commitment required of him in 2002, particularly with respect to the AurionGold transaction.
(4)	An additional fee of US$1,000 per meeting attended in North America, up to five meetings per year, is paid to Mr. Karpin, who resides in Australia, in recognition of the additional travel commitment.

Stock Options

     On December 4, 2003 the Board suspended grants of options under the Corporation’s 1993 Non-Employee Directors’ Stock Option Plan (the “Directors’ Plan”). Directors continue to hold options that have been granted to them previously under the Directors’ Plan. The vesting and exercise criteria of the options will remain unchanged. Prior to its suspension, the Directors’ Plan provided that, as of the date of each annual meeting of the shareholders of the Corporation, each non-employee director (other than the Chairman) was granted options to purchase 5,000 Common Shares and the Chairman was granted options to purchase 10,000 Common Shares. Non-employee directors who became directors after the commencement of the Directors’ Plan received an initial grant of options to purchase 10,000 Common Shares. The exercise price of the options granted to directors, if expressed in Canadian dollars, was the closing board lot sale price per Common Share on the Toronto Stock Exchange (the “TSX”) on the last trading day preceding the date of grant. The exercise price of options, if expressed in United States dollars, was the closing board lot sale price per Common Share on the New York Stock Exchange (the “NYSE”) on the last trading day preceding the date of grant. All options granted under the Directors’ Plan become fully exercisable one year after the date of grant.

Deferred Share Units

     Non-employee directors of the Corporation resident in Canada and the United States are eligible to participate in the Corporation’s Deferred Share Unit Plan for directors (the “DSU Plan”). Effective January 1, 2004, the DSU Plan provides for an annual grant (awarded quarterly) of 3,500 deferred share units to each director eligible to participate in the DSU Plan (other than the Non-Executive Chairman), and 7,000 deferred share units to the Non-Executive Chairman of the Board. Eligible directors also have the right to elect, once each calendar year, to receive their annual retainer fee in the form of (i) deferred share units, (ii) cash, or (iii) a combination of deferred share units and cash. Dividend equivalents will be credited to a participant’s account in the form of additional deferred share units as of each payment date in respect of which cash dividends are paid on Common Shares. A participant in the DSU Plan cannot convert deferred share units to cash until the director ceases to be a member of the Board. The Corporation entered into alternative compensation arrangements with non-employee directors who were not eligible to participate in the DSU Plan. Pursuant to the alternative compensation arrangements, the non-participating directors will receive from the Corporation a cash payment equivalent to the value of the annual grant (awarded quarterly) of deferred share units that the director would have otherwise been entitled to receive if the director was a participant in the DSU Plan. The terms of the alternative compensation arrangement agreement include a covenant by the director to apply, on a timely basis, all proceeds received by them pursuant to the arrangement, on an after tax basis, to the purchase of Common Shares of the Corporation and promptly to inform the Corporate Secretary in writing of the details of the Common Shares purchased. Directors are also required to hold all Common Shares purchased under the alternative compensation arrangement until such time as they cease to be a member of the Board, and to comply with all applicable securities laws and the Corporation’s policies in respect of the purchase and sale of any Common Shares.

Share Ownership

     The Board has established share ownership guidelines for the directors. Pursuant to the guidelines, each director is required to hold a minimum of 7,500 Common Shares or share equivalents by the end of 2004. The Board believes that the increase in the amount of Common Shares or share equivalents required to be held pursuant to share ownership guidelines, the suspension of the Directors’ Plan, and the share retention features of the DSU Plan and the alternative compensation arrangements, were important changes made in 2003.

Material Interests of Corporation’s Directors or Officers

     None of the Corporation’s directors or officers nor any of their associates has had any direct or indirect material interest, since the beginning of the Corporation’s last completed financial year, in respect of any transaction that has materially affected or will materially affect the Corporation or any of its subsidiaries.

CORPORATE GOVERNANCE

The Board

     The Board is responsible for the stewardship of the Corporation and fully endorses a system of corporate governance that is designed to assist the Board to manage effectively, or supervise the management of, the business and affairs of the Corporation. The Board provides guidance to Management in the pursuit of the Corporation’s goals.

     The Board believes that good corporate governance is important to the effective performance of the Corporation and plays a significant role in protecting shareholders’ interests and maximizing shareholder value.

     The Corporation’s corporate governance practices are compared with the TSX corporate governance disclosure guidelines. The Corporation’s “Statement of Corporate Governance Practices” pursuant to Section 473 of the TSX Company Manual is attached as Schedule “A” to the Circular. The Corporation has also reviewed its governance practices in response to the extensive regulatory changes arising from the United States Sarbanes-Oxley Act of 2002 as well as the NYSE’s corporate governance listing standards.

     In 2003 the Board reviewed and revised its Board mandate and all committee charters. In addition, the Board approved corporate governance guidelines that include the Corporation’s independence criteria for directors. Copies of the Board mandate, each of the committee charters and the corporate governance guidelines are available on the Corporation’s website at www.placerdome.com.

Independence of Directors

     At present, each committee of the Board is composed of four directors, all of whom qualify as unrelated directors who are independent of Management and free from any interest or business relationship which could, or could be perceived to, materially interfere with their ability to act in the best interests of the Corporation. The Board has determined that to be considered independent a director must not have a material relationship with the Corporation other than as a director, or through interests and relationships arising from shareholdings in the Corporation. In determining whether a material relationship exists, the Board considers, among other things: (a) whether the director was an employee or an immediate family member of the director was an executive officer of the Corporation; (b) whether the director or an immediate family member of the director received more than US$100,000 in direct compensation from the Corporation in any year, other than director and committee fees and pension or other forms of deferred compensation; (c) whether the director was affiliated with, a partner of, or employed by, the Corporation’s former or present auditor; (d) whether an immediate family member of the director was affiliated with, a partner of, or employed in a professional capacity by the Corporation’s former or present auditor; (e) whether the director was an employee or an executive officer, or an immediate family member of the director was employed as an executive officer of a company that made payments to, or received payments from, the Corporation for property or services in amounts which, in any single fiscal year exceeded the greater of US$1 million, or 2% of such company’s consolidated gross revenues; (f) whether the director or an immediate family member of the director was employed as an executive officer of another company at any time where an executive of the Corporation served on the compensation committee of such other company; and (g) whether the director was an executive officer of a charitable organization that received contributions from the Corporation which, in any single fiscal year exceeded the greater of US$1 million, or 2% of such charitable organization’s total annual charitable receipts. In addition to the above, for Audit Committee purposes, the Board will not consider a director to be independent if other than in his or her capacity as a member of the Audit Committee, the Board or any other Board committee: (a) the member accepts directly or indirectly any consulting, advisory, or other compensatory fee from the Corporation or any subsidiary thereof, provided that compensatory fees do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the Corporation (provided that such compensation is not contingent in any way on continued service); or (b) the member is an “affiliated” (as such term is understood under applicable securities laws) person of the Corporation or any of its subsidiaries. The Board’s definition of independence as contained in its corporate governance guidelines is consistent with the definition of “independent director” set forth in the NYSE listing standards. The Board affirmatively has determined that all directors are independent except for Mr. Jay Taylor, who is the Corporation’s President and Chief Executive Officer. Additional disclosure with respect to the Board’s director independence determinations is included at Schedule “A” “Placer Dome Inc. Statement of Corporate Governance Practices” at Guideline 3.

     Mr. Clifford Michel is a Senior Counsel (retired partner) to the law firm of Cahill Gordon & Reindel LLP, a law firm that provided legal services to the Corporation in 2002 and 2001. The total amount of fees paid to Cahill Gordon & Reindel LLP in 2002 and 2001 by the Corporation was approximately US$5,500 and US$16,500, respectively.

     Two members of the Board, Messrs. Franklin and Wilson, serve together on the board of directors of Serica Energy Corporation.

     Each of the committees has specific mandates and defined authorities which are reviewed annually. The responsibilities of each committee are summarized below.

Corporate Governance Committee

     The Corporate Governance Committee has the general responsibility for developing the Corporation’s approach to governance issues. The Committee is responsible for identifying and recommending nominees to the Board for eventual proposal as candidates for election or appointment as directors. In considering nominees, the Committee seeks, amongst other things, diversity through qualified persons representing various industry backgrounds, geographical areas, gender and records of achievement in individual fields of endeavour. The Committee also reviews, advises and recommends to the Board any matters concerning the size and composition of the Board, organisation and responsibility of Board Committees, the compensation of the members of the Board and Board Committees and the evaluation process for the Chairman and the Board. The Committee is also responsible for reviewing and monitoring the orientation of new Board members and for reviewing and approving officers’ directorships in companies other than subsidiary companies and for reviewing directors’ relationships with other outside entities with regard to potential conflicts of interest and independence standards.

Audit Committee

     The Audit Committee has the responsibility to assist the Board in its oversight functions as they relate to the Corporation’s accounting, financial reporting, auditing, risk management and internal controls. The Audit Committee, on behalf of the Board, has the responsibility, among other things, for: (a) oversight of the integrity of the Corporation’s financial statements and financial reporting process, including the audit process, the internal accounting controls and procedures, and compliance with related legal and regulatory requirements; (b) assessing the qualifications and independence of the external auditors; (c) monitoring the work of the Corporation’s financial management, internal auditors and external auditors; and (d) providing a confidential avenue of communication with the external auditors, internal auditors, and financial management. The Audit Committee’s charter provides for the Committee to be responsible for among other things, recommending the appointment or termination of the external auditors, subject to shareholder approval; approving in advance the terms of engagement with the external auditors with respect to the conduct of the annual audit, and approving the compensation paid to the external auditors; pre-approving all non-audit services provided to the Corporation by the external auditors; discussing with the external auditors any difficulties that may arise with Management or the internal auditors during the course of the audit, and the adequacy of Management’s responses in correcting any audit-related deficiencies, difficulties or disputes; reviewing, as it deems necessary, with Management, the external auditors and the internal auditor, the quality, appropriateness and acceptability of the Corporation’s accounting principles and practices used in its financial reporting, any changes in accounting principles or practices, and the application of particular accounting principles and disclosure practices by Management to new transactions or events; oversight for Management reporting on the adequacy and effectiveness of the Corporation’s internal controls; and establishing and monitoring procedures for the receipt of and response to complaints received by the Corporation or by the Committee regarding accounting, internal accounting controls or audit matters and the anonymous submission by employees of concerns regarding questionable accounting or auditing matters. The Committee is also charged with reviewing the financial statements of the Corporation and recommending whether such statements should be approved by the Board; reviewing and approving interim financial statements of the Corporation; reviewing all public disclosure documents containing financial information before release; and such other duties, powers and authorities as the Board may delegate to the Committee from time to time. The members of the Committee have the right, for the purpose of performing their duties, of retaining such special legal, accounting, financial or other consultants as the Committee may determine to be necessary to carry out the Committee’s duties. The Committee shall meet periodically with the Chief Financial Officer, the head of the internal audit function and the external auditors in separate executive sessions to discuss any matters that the Committee or each of these persons or groups believes should be discussed privately. The Committee shall also meet periodically without Management present.

     Additional information relating to the Audit Committee is included in Schedule “A”, “Placer Dome Inc. Statement of Corporate Governance Practices”, at Guideline 13, and the Audit Committee Report on page 14 of the Circular.

Human Resources and Compensation Committee

     The Human Resources and Compensation Committee assists the Board in matters related to employment, remuneration and succession planning, and the oversight of the Corporation’s various stock option, stock purchase, pension and other benefit plans. The Committee has responsibility for reviewing and recommending to the Board the compensation of the President and CEO and the other officers of the Corporation, exercising the powers conferred on it by the Board with respect to incentive compensation and equity compensation plans including the employee stock option and share purchase plans, and reviewing and recommending to the Board annually, or more often if it deems appropriate, succession plans for key executives, and performance appraisals. The Committee also reviews the senior management organization and reporting structure, contingency plans in the event of the unexpected disability of key executives and performance and funding of pensions and other benefits.

Safety and Sustainability Committee

     The Safety and Sustainability Committee has responsibility for periodically reviewing the Corporation’s Safety and Sustainability Policies and, if appropriate, making recommendations to the Board with respect thereto. The Committee also has responsibility for taking any actions it deems necessary to satisfy itself that these policies are being implemented, including reviewing the reports to the Board with respect to safety and sustainability (including environmental, social and economic) matters. The members of the Committee have the right, for the purpose of exercising their authority, to be provided with information under the control of the Corporation and its affiliates.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

     The Corporation maintains a combined Directors’ & Officers’ Liability and Corporation Reimbursement Insurance Policy covering a period of one year from September 30, 2003 (the “Policy Year”) with a limit on liability of US$95,000,000 per policy year to cover the directors and officers of the Corporation and its subsidiaries, individually and as a group, and to cover the Corporation’s subsidiaries for their liability to indemnify their respective directors and officers pursuant to their by-laws. In respect of the Corporation Reimbursement Insurance, the insured company would bear the first US$1,000,000 of any loss, except in the case of losses arising in connection with U.S. securities related claims where the insured company would bear the first US$2,000,000 of any loss.

     The Corporation paid an aggregate premium of US$1,908,500 for such insurance for the Policy Year.

EXECUTIVE COMPENSATION

Summary Compensation Table

     The following table sets forth, for the periods indicated, information concerning compensation earned during such periods by the Corporation’s Chief Executive Officer and the Corporation’s four other most highly compensated executive officers who were serving as executive officers on December 31, 2003 (collectively the “Named Executives”).

SUMMARY COMPENSATION TABLE(1)

					Long-Term
					Compensation

		Annual Compensation			Awards

					Securities Under
				Other Annual	Options/SARs	All Other
		Salary	Bonus(2)(6)	Compensation(3)	Granted(4)	Compensation(5)
Name and Principal Position	Year	($)	($)	($)	(#)	($)

J. K. TAYLOR	2003	713,521	656,440	—	500,000	160,087
President and CEO	2002	534,930	541,298	—	228,500	123,732
	2001	510,270	105,542	—	345,250	119,395

G. A. HANDLEY	2003	292,544	220,478	—	86,300	12,304
Executive Vice-President,	2002	245,176	181,494	—	43,050	9,703
Strategic Development	2001	210,000	54,192	—	46,900	6,298

W. M. HAYES	2003	312,290	262,000	37,200	85,900	17,226
Executive Vice-President,	2002	283,000	175,000	37,200	42,100	4,861
United States and Latin America	2001	275,000	76,000	37,200	81,100	4,702

R. J. MCLENNAN	2003	306,814	219,765	—	74,600	4,053
Executive Vice-President	2002	262,370	146,469	—	42,350	7,091
and Chief Financial Officer	2001	258,365	64,850	—	68,350	2,135

P. W. TOMSETT	2003	307,833	180,656	59,551	86,400	5,112
Executive Vice-President,	2002	206,330	182,174	54,152	34,850	3,821
Asia Pacific	2001	195,639	80,610	53,367	49,850	372

(1)	All dollar amounts in the Summary Compensation Table are in United States dollars. Compensation is paid in Canadian dollars except in the cases of Mr. Hayes, who is paid in United States dollars, and Mr. Tomsett, who is paid in Australian dollars. The United States/ Canadian dollar rates of exchange used for conversion are: 2003 — 1.4015, 2002 — 1.5703, 2001 — 1.5482. The United States/ Australian dollar rates of exchange used for conversion are: 2003 — 1.5333, 2002 — 1.8389, 2001 — 1.9312.
(2)	This compensation is determined pursuant to the Corporation’s Executive Annual Incentive Plan and, except within this Summary Compensation Table, is referred to in this Circular as “variable compensation”. In lieu of payment, one third of the total variable compensation of Messrs. Taylor, Handley, Hayes, McLennan and Tomsett was replaced by units under the terms of the Corporation’s Unit Performance Plan described below (see “Human Resources and Compensation Committee Report on Executive Compensation — Long-Term Incentives — Unit Performance Plan”).
(3)	For Mr. Hayes, the amounts shown are the dollar value of perquisites and personal benefits received by Mr. Hayes in connection with his international employment status (the amounts shown consist entirely of housing benefits). For Mr. Tomsett, the amounts shown represent the dollar value of perquisites and personal benefits received by Mr. Tomsett in connection with his international employment status (including a car allowance in the amounts of US$48,563 for 2003, US$40,492 for 2002 and US$38,557 for 2001) and the dollar value of imputed interest benefits (US$10,988 for 2003, US$10,941 for 2002 and US$13,777 for 2001) from an interest-free housing loan granted to him by a subsidiary of the Corporation prior to the enactment of the Sarbanes-Oxley Act of 2002.
(4)	All awards are stock options.
(5)	The amounts shown consist of, except in the case of Mr. Tomsett, who was not a member of an employee stock purchase plan in 2003, matching contributions by the Corporation to an employee stock purchase plan (for 2003: Mr. Taylor: US$42,811; Mr. Handley: US$8,776; Mr. Hayes: US$12,828; and Mr. McLennan: US$464), and the dollar value of units granted by the Corporation in respect of “dividend equivalents” earned on units under the Unit Performance Plan (for 2003: Mr. Taylor: US$10,248; Mr. Handley: US$3,528; Mr. Hayes: US$4,398; Mr. McLennan: US$3,589; and Mr. Tomsett: US$5,112) (see “Human Resources and Compensation Committee Report on Executive Compensation — Long-Term Incentives — Unit Performance Plan”). In addition, for Mr. Taylor, US$107,028 of the amount shown for 2003 consists of a contribution by the Corporation to Mr. Taylor’s supplemental retirement benefit arrangement (see “Human Resources and Compensation Committee Report on Executive Compensation — Other Compensation — CEO’s Compensation”).
(6)	For Mr. Taylor, the amounts shown for 2003, 2002 and 2001 represent Mr. Taylor’s total variable compensation less US$107,028, US$95,523 and US$96,887, respectively, which amounts were contributed to Mr. Taylor’s supplemental retirement benefit arrangement (see “Human Resources and Compensation Committee Report on Executive Compensation — Other Compensation — CEO’s Compensation”).

Long-Term Incentive Plan Awards Table

     The following table sets forth the number of units awarded in 2003 to Named Executives under the Corporation’s Unit Performance Plan (see “Human Resources and Compensation Committee Report on Executive Compensation — Long-Term Incentives — Unit Performance Plan”).

LONG-TERM INCENTIVE PLANS — AWARDS IN

MOST RECENTLY COMPLETED FINANCIAL YEAR

			Performance or
			Other Period
	Securities, Units		Until
	or Other Rights		Maturation or
Name	(#)		Payout(2)

J. K. TAYLOR	16,207	(1)	Retirement
G. A. HANDLEY	4,680	(1)	Retirement
W. M. HAYES	5,271	(1)	Retirement
R. J. MCLENNAN	4,665	(1)	Retirement
P. W. TOMSETT	4,241	(1)	Retirement

(1)	These units were granted by the Corporation to match the number of units converted by the Named Executive from the first one third of his 2003 variable compensation (see “Summary Compensation Table”). Each unit has a value of $22.00, being the average closing sale price per Common Share in Canadian dollars on the TSX for the month of January 2004.
(2)	Members of the Corporation’s Unit Performance Plan are also entitled to redeem units if a member is terminated without cause within two years after a change in control of the Corporation, and upon cessation of active employment due to death.

Pension Plans

     During 2003, three of the Named Executives were covered by the Placer Dome Inc. Executive Retirement Plan (the “Executive Plan”). Mr. Hayes was covered in 2003 by the Retirement Plan for Salaried Employees of Placer Dome U.S. Inc. (the “U.S. Plan”), which covers employees of Placer Dome U.S. Inc. Mr. Tomsett was covered by the Placer Executive Superannuation Fund (the “PDAP Plan”), which covers certain executive employees of Placer Dome Asia Pacific Limited.

Executive Plan

     The Named Executives are not required to make contributions to the Executive Plan. The amount of pension payable under the Executive Plan is determined as 2% of final average earnings (“FAE”) multiplied by the total number of years of credited service to a maximum of 35. FAE are defined as the average annual earnings during the 36 consecutive months within the last ten years of employment in which such earnings are highest. Earnings for pension purposes include base salary and payments under the Corporation’s Executive Annual Incentive Plan. The Executive Plan benefits are subject to a ceiling imposed by Canadian Income Tax regulations of $1,833 of annual pension for each year of credited service. Pensions are not integrated with or reduced by Canada Pension Plan payments. Under the Executive Plan, 65% of the pension payable to a retired member is payable for life to the member’s surviving spouse upon the member’s death.

U.S. Plan

     The Named Executive who is now covered by the U.S. Plan is not required to make contributions to the U.S. Plan. The amount of pension payable under the U.S. Plan is 2% of FAE multiplied by the total number of years of credited service up to a maximum of 35 years plus past service credit, if any, less an offset for Social Security benefits. FAE are defined as the average annual earnings during the five years in which such earnings are highest. Earnings for the purposes of this pension plan include base salary and any overtime payments. There is an annual benefit limitation for participants as set forth in Section 415 of the U.S. Internal Revenue Code.

PDAP Plan

     The Named Executive who is covered by the PDAP Plan is not required to make contributions to the PDAP Plan. The amount of benefit payable under the PDAP Plan is defined in terms of a lump sum payment upon retirement equal to 22.5% multiplied by FAE multiplied by the total number of years of credited service. FAE are defined as the average annual salary on the three review dates immediately preceding termination of service or attainment of normal retirement age. Salary includes base salary only.

Supplementary Income Agreements

     During 2003, individual agreements were in force between the Corporation and all Named Executives. Under these agreements pension supplements are payable. The amount of the pension supplement is the difference between the amounts of pension payable under the pension plans of the Corporation and its subsidiaries, or the actuarial equivalents thereof, and an amount calculated in accordance with the Executive Plan formula but assuming no ceiling on the annual pension for any year of credited service. The agreements provide that in the event of the death of the Named Executive prior to retirement under the Executive Plan, the death benefit paid to the spouse of the Named Executive will be that benefit required, if any, so that the total value of death benefits from all the pension programs of the Corporation and its subsidiaries will equal 65% of the commuted value of the total pension benefits earned by the Named Executive at the date of death under all the pension programs of the Corporation and its subsidiaries.

PENSION PLAN TABLE(1)

	Years of Service
Remuneration
($)	5	10	15	20	25	30	35

125,000	$12,500	$25,000	$37,500	$50,000	$62,500	$75,000	$87,500
150,000	15,000	30,000	45,000	60,000	75,000	90,000	105,000
175,000	17,500	35,000	52,500	70,000	87,500	105,000	122,500
200,000	20,000	40,000	60,000	80,000	100,000	120,000	140,000
225,000	22,500	45,000	67,500	90,000	112,500	135,000	157,500
250,000	25,000	50,000	75,000	100,000	125,000	150,000	175,000
300,000	30,000	60,000	90,000	120,000	150,000	180,000	210,000
400,000	40,000	80,000	120,000	160,000	200,000	240,000	280,000
500,000	50,000	100,000	150,000	200,000	250,000	300,000	350,000
600,000	60,000	120,000	180,000	240,000	300,000	360,000	420,000
700,000	70,000	140,000	210,000	280,000	350,000	420,000	490,000
800,000	80,000	160,000	240,000	320,000	400,000	480,000	560,000
900,000	90,000	180,000	270,000	360,000	450,000	540,000	630,000
1,000,000	100,000	200,000	300,000	400,000	500,000	600,000	700,000
1,100,000	110,000	220,000	330,000	440,000	550,000	660,000	770,000
1,200,000	120,000	240,000	360,000	480,000	600,000	720,000	840,000
1,300,000	130,000	260,000	390,000	520,000	650,000	780,000	910,000
1,400,000	140,000	280,000	420,000	560,000	700,000	840,000	980,000
1,500,000	150,000	300,000	450,000	600,000	750,000	900,000	1,050,000

(1)	All dollar amounts in the Pension Plan Table are in United States dollars.

    The table above illustrates the maximum annual pension for a Named Executive payable under the combination of the pension plans of the Corporation or its subsidiaries and the individual agreement to a person retiring at age 65 as of December 31, 2003, based on certain assumptions as to level of earnings and service. The 2003 level of earnings for pension purposes and number of years of credited service projected to age 65 with respect to the Named Executives are: Mr. Taylor US$1,476,989, 35.00 years; Mr. Handley US$513,022, 33.50 years; Mr. Hayes US$574,290, 22.08 years; Mr. McLennan US$526,579, 23.33 years; and Mr. Tomsett US$488,489, 22.75 years. Credited service to December 31, 2003 with respect to the Named Executives was: Mr. Taylor 31.25 years; Mr. Handley 22.33 years; Mr. Hayes 16 years; Mr. McLennan 10.33 years and Mr. Tomsett 3.75 years. Of Mr. McLennan’s credited service, a period of ..58 years is subject to a formula calculated on base salary only. Mr. Tomsett’s service prior to April 1, 2000 is not covered by his supplementary income agreement and his entitlement for service prior to April 1, 2000 is under the PDAP Plan only, which will provide a benefit in addition to the benefit to come from his credited service under his supplementary income agreement. The period of service covered by the PDAP Plan prior to April 1, 2000 is 13.75 years.

Stock Options and Stock Appreciation Rights Plans

     The Placer Dome 1987 Stock Option Plan (the “1987 Plan”) provides for the issuance of Common Shares and the granting of stock appreciation rights. Options and related stock appreciation rights (“SARs”) are available to employees of the Corporation and are granted by the Human Resources and Compensation Committee of the Board. No SARs are outstanding under the 1987 Plan. The exercise price of options, if expressed in Canadian dollars, is the price per Common Share of the last board lot sale of such shares on the TSX on the trading date immediately preceding the date the option is granted. The exercise price of options, if expressed in United States dollars, is the price per Common Share of the last board lot sale of such shares on the NYSE on the trading day immediately preceding the date the option is granted. The maximum term of each option and SAR is 10 years.

     Pursuant to the 1987 Plan, there is one stock option grant program in effect. Under the Standard Stock Option Grant Program, the options become exercisable in three cumulative instalments on each of the first through third anniversary dates of the date of grant. A second stock option grant program, the Ownership Incentive Program, was designed to encourage employees to become long term shareholders of the Corporation. Under this program, employees who owned shares were eligible for incentive options on a matching basis if the shares were held continuously for two years. Fifty incentive options were granted for each fifty shares owned. The number of shares was reduced to the nearest fifty. Vesting of these options was conditional on the employee retaining ownership during the two year period following the grant. Options were 100% vested at the end of the two year period if this condition was met. Subsequent to the February 2002 grants, the Ownership Incentive Program was discontinued for all employees. Employees will continue to hold options that have been granted previously under the 1987 Plan. The vesting and exercise criteria will remain unchanged.

OPTION/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

					Market Value
					of Securities
			% of Total		Underlying
			Options/SARs		Options/SARs
	Securities Under		Granted to	Exercise or	on the Date
	Options/SARs		Employees	Base Price	of Grant
Name	Granted(1)		in 2003	($/Security)(2)	($/Security)	Expiration Date

J. K. TAYLOR	500,000	(3)	12.61%	10.36	10.36	February 19, 2013
G. A. HANDLEY	86,300	(3)	2.18%	10.36	10.36	February 19, 2013
W. M. HAYES	85,900	(3)	2.17%	10.36	10.36	February 19, 2013
R. J. MCLENNAN	74,600	(3)	1.88%	10.36	10.36	February 19, 2013
P. W. TOMSETT	86,400	(3)	2.18%	10.36	10.36	February 19, 2013

(1)	All option awards for 2003 were granted for Common Shares.
(2)	Based on the Common Share price on the NYSE. All dollar amounts in this table are in United States dollars.
(3)	These option awards were granted pursuant to the Standard Stock Option Grant Program with the first one third of these awards becoming exercisable after one year, the second one third after two years, and the final one third after three years.

AGGREGATED OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES

					Value of Unexercised
			Unexercised		in-the-Money
	Securities	Aggregate	Options/SARs at		Options/SARs at
	Acquired	Value	December 31, 2003(1)		December 31, 2003
	on Exercise	Realized	(#)		($)(2)(3)
Name	(#)	($)(2)	Exercisable/	Unexercisable	Exercisable/	Unexercisable

J. K. TAYLOR	19,812	19,812	718,366	766,634	5,257,861	7,130,134
G. A. HANDLEY	Nil	Nil	138,033	131,467	743,167	1,233,880
W. M. HAYES	33,418	158,370	270,083	138,667	1,553,123	1,295,368
R. J. MCLENNAN	26,050	154,477	146,433	124,084	698,890	1,149,578
P. W. TOMSETT	20,000	196,200	96,849	126,251	697,299	1,181,776

(1)	There were no unexercised SARs at December 31, 2003.
(2)	Dollar amounts are in Canadian dollars.
(3)	The closing board lot sale price of Common Shares on the TSX on December 31, 2003 was $23.17.

Executive Annual Incentive Plan

     All the Named Executives are members of the Executive Annual Incentive Plan. This Plan provides for the granting of variable compensation to individual executive officers if specified goals are achieved. The amount of an individual Named Executive’s variable compensation is determined on the basis of corporate, regional/ functional, and individual performance in relation to the specified goals. All the specified goals applicable to the President and CEO and the corporate goals applicable to the Named Executives are reviewed by the Human Resources and Compensation Committee of the Board. The President and CEO establishes the other goals applicable to the individual Named Executives.

Employment Agreements

     All the Named Executives currently employed by the Corporation and/or a subsidiary of the Corporation have agreements with the Corporation in respect of their employment. The base salary amounts payable under these employment agreements (the “Employment Agreements”) are adjusted annually by such amount, if any, as the Human Resources and Compensation Committee determines following annual reviews. The Employment Agreements contain certain restrictions on the employment of the Named Executives in the gold mining industry for twelve months after the termination of employment.

     The provisions of the Employment Agreements with the Named Executives include the following:

     Each expire on the occurrence of the earliest of the following:

(i)	the employee attaining the age of 65 years;

(ii)	the resignation of the employee;

(iii)	the Corporation terminating the employee’s employment for just cause; and

(iv)	the Corporation giving written notice to the employee of the termination of his employment.

     The terms of the Employment Agreements for each Named Executive provide that if the employment of the Named Executive is terminated by the Corporation, for other than just cause, the Corporation will pay to him an amount equal to twice his current annual salary plus an amount equal to the previous two years’ variable compensation payments. The employee will also be reimbursed up to $10,000 for relocation, financial counselling and tax planning services.

     The Employment Agreements provide that if a Named Executive’s employment is terminated (including resignation in certain “circumstances”) within two years after a change in control of the Corporation, the Named Executive is entitled to a severance payment equal to 1.5 times the general severance amount he would be entitled to as indicated above. In addition, the Named Executive’s stock options vest immediately. The severance payment is reduced proportionately if employment is terminated within two years of the normal retirement date (age 65). A “change in control” includes an event that results in one group owning 20% or more of the voting shares of the entity (including an entity resulting from a merger). The circumstances in which a resignation would entitle the Named Executive to the severance payment include resignation following an adverse change in the position, compensation or responsibilities of the Named Executive, and/or a fundamental change in the nature of the business of the Corporation.

REPORT ON EXECUTIVE COMPENSATION

Composition of the Human Resources and Compensation Committee

     The Human Resources and Compensation Committee is composed of four directors, C. L. Michel (Chairman), J. W. Crow, W. G. Wilson and R. M. Franklin. Mr. Franklin is the Non-Executive Chairman of the Board.

Human Resources and Compensation Committee Report on Executive Compensation

     The Corporation’s compensation policy for all executive officers is to target, on average, the 50th percentile of a sample of North American mining/ resource companies and/or the 75th percentile of a sample of Canadian large-cap companies with a check on a peer group of gold producers. Comparisons are made on a basis that recognizes company size and job scope. Performance is suitably recognized through variable compensation and long-term incentives.

     The Human Resources and Compensation Committee reviews executive base salaries annually using the comparator group and other relevant competitive data as input. The services of independent consultants are used to provide data and analysis.

Executive Compensation — Objectives

     The objectives of the executive compensation strategy are as follows:

1.	to attract and retain talented and effective individuals to lead those functions that are important to the Corporation’s success;

2.	to encourage and recognize high levels of performance by linking achievement of specific goals with incentive compensation; and

3.	to establish a clear linkage between long-term executive compensation and the interests of the Corporation and its shareholders.

Executive Compensation — Structure

     The Corporation’s executive compensation program has four components:

•	Base salary

•	Variable compensation

•	Long-term incentives

—	Stock option grants

—	Unit Performance Plan

•	Benefits

1.  Base Salary

     The Committee reviews executive base salaries annually using the comparator groups (see above) and other relevant competitive data as input. The services of independent consultants are used to provide data and analysis. As of the Committee’s latest review, base salaries were generally consistent with this philosophy.

2.  Variable Compensation

     Along with the establishment of competitive salary structures and long-term incentives, one of the objectives of the executive compensation strategy is to encourage and recognize high levels of performance by linking achievement of specific goals with variable compensation.

     The variable compensation opportunity is established and adjusted, as required, to remain competitive with the Corporation’s comparator group of North American mining/resource companies and Canadian large-cap companies. Target opportunities range from 35% to 75% of base salary for the executive group. Variable compensation for executive officers is determined on the basis of corporate, regional/functional, and individual performance. While all three elements are important, corporate performance is considered to be the most critical, and the program is designed to highlight this.

     The relative importance of the three factors varies with the position, to reflect the influence or leverage that the individual executive has on corporate and regional/functional performance. The weightings are 60%/20%/20% (CEO), 50%/25%/25% (Executive Vice Presidents and Senior Vice Presidents), and 40%/30%/30% (Vice Presidents) for corporate, regional/ functional, and individual performance, respectively.

     The awards for corporate, regional/functional, and individual performance can vary from 0% to 150%. In addition, the individual performance rating is also applied as an overall multiplier and can vary from 0% to 150%.

     Corporate performance measures for 2003 were Return on Net Assets, Increase in Net Asset Value, Cash Flow from Operations, Operating Earnings, Mine Operating Earnings and Production, as well as a number of strategic quantifiable objectives related to increasing reserves, safety, research and technology, business processes and relative share price performance. If Return on Net Assets is negative for the year, the corporate performance factor is reduced to zero for all executive officers.

     For 2003, the awards for the corporate performance measures ranged from 90% to 150% of target.

     The individual performance ratings for the executive group ranged from 50% to 145%.

3.  Long-Term Incentives

         (i)  Stock Option Grants

Stock option grants provide a mechanism to link long-term compensation to Common Share price performance.

The expected value provided to the executives under the Standard Stock Option Grant Program is based on a Black-Scholes valuation of the option. The expected value targets for executives range from 60% to 200% of salary. These market competitive target levels are adjusted by (i) an individual performance factor ranging from 0% to 150% and (ii) an Adjusted Reserve Profit factor.

Adjusted Reserve Profit (ARP) is designed to reflect value and is used as a proxy for the net asset value of the gold mining assets. Factors included in the ARP calculation include estimates of proven and probable gold reserves, the gold price at which mine plans are prepared, estimates of future cash production cost per ounce and future capital cost per ounce, and net value of other non-gold mining assets.

The ARP factor applied to the long-term incentive award is assigned based on the percentage change in the three-year average ARP/Shares Outstanding in any given year. For 2003 the ARP factor applied to the target long-term incentive awards was 1.7.

The number of outstanding options, the in-the-money value of outstanding options, or the number of Unit Performance Plan units that an executive officer holds is not factored into the determination of whether and how many new option grants are made to executive officers.

Executive officers participated in the Ownership Incentive Program on the same terms available to all employees, as described earlier in the Circular. The Ownership Incentive Program was discontinued after February 2002.

         (ii)  Unit Performance Plan

The Unit Performance Plan is designed to align the interests of senior employees with those of the Corporation’s shareholders and to encourage retention.

Eligible employees can irrevocably elect to participate in the Unit Performance Plan. The participants must agree to defer a minimum of one-third of their earned annual variable compensation, which is converted into notional units with a value based on the average previous January closing price of Common Shares. Each unit credited to a participant from the first one-third of their variable compensation will be matched by the Corporation with one additional unit. Voluntary deferrals above one-third of the earned annual variable compensation can be made but do not receive any company match.

In consideration of non-competition covenants, the Corporation may allocate an amount, typically equal to one year’s base salary, to be credited to a participant and converted into units at the applicable value for that year (“initial grant”).

Notional dividends equivalent to the amount of actual dividends paid from time to time on Common shares (“dividend equivalents”) are allocated to units held by participants and are reinvested into further notional units.

Units will be redeemed in cash, or be cancelled, in April following the calendar year of cessation of active employment at the unit value determined during the month of January preceding the April redemption date. Units (other than matching units, initial grant units, and dividend equivalents relating thereto) shall be 100% vested and 100% redeemable upon termination of employment. Matching units and initial grant units (and dividend equivalents relating thereto) under the Unit Performance Plan, will be redeemable only if cessation of active employment occurs due to retirement at or after age 60, or death, or termination without cause within two years of a change in control. In all other cases, these other units will not be redeemable and will be cancelled. For these purposes, “retirement at age 60” excludes any situation where severance pay or similar compensation is provided to the participant.

4.  Other Compensation

     Benefits are maintained at a level that is competitive overall, in relation to large Canadian resource companies. These include financial counselling and club memberships.

CEO’s Compensation

     Mr. Taylor, President and CEO of the Corporation, has a current base salary of US$713,521. (Mr. Taylor’s compensation is paid in Canadian dollars. The United States/ Canadian dollar rate of exchange used for conversion is 1.4015.) Mr. Taylor is eligible to participate in the Executive Annual Incentive Plan and the 1987 Plan (see “Executive Annual Incentive Plan” and “Stock Options and Stock Appreciation Rights Plans”). The Corporation has established a defined contribution arrangement to provide supplementary retirement benefits to Mr. Taylor. The contributions to this arrangement (which are subject to an annual limit of $150,000) are part of Mr. Taylor’s total variable compensation.

     The overall compensation for the CEO is determined on the basis of a market comparison of North American mining companies, with a check on a peer group of gold producers. The Corporation’s strategy is to target compensation at the 50th percentile of the comparator group, and suitably recognize performance through variable compensation and long-term incentives.

     Corporate performance determines 60% of the CEO’s variable compensation (see “Measures of Corporate Performance for Variable Compensation”). An additional 20% is based on achievement of specific objectives designed to improve all aspects of the business and drive the longer-term success of the Corporation. These objectives are agreed by the Board on an annual basis. The remaining 20% is based on personal contribution as recommended by the Human Resources and Compensation Committee. The Committee bases the evaluation of personal contribution on information obtained from a corporate governance process, including an annual review by the CEO of his performance, which he delivers to the Board for its consideration and discussion with him.

     For 2003 the Measures of Corporate Performance for Variable Compensation were as follows.

Measures Of Corporate Performance For Variable Compensation

Target
Factor	Description		Weight

(a) Financial Targets	Achieve Earnings, Cash Flow and Production Targets with Reference to:
	•	Pre-tax Return on Net Assets	55
	•	Increase in Net Asset Value
	•	Cash Flow from Operations
	•	Operating Earnings, Mine Operating Earnings and Production
(b) Strategic Quantifiable Targets	•	Increase Proven and Probable Reserves	45
	•	Improve Safety Performance, as measured against industry standards and corporate objectives
	•	Relative Share Price Performance
	•	Improve Business Processes to enhance planning and improve operating performance
	•	Research and Technology Advancement

Report Presented By:

C. L. Michel (Chairman), J. W. Crow, R. M. Franklin, and W. G. Wilson.

Audit Committee Report

     The Audit Committee is comprised entirely of independent directors.

     In 2003, the Audit Committee formally reviewed its charter. The Committee established a complaint procedure to facilitate receipt of and response to complaints received by the Corporation regarding questionable accounting, internal accounting controls and audit matters, on a basis that preserved the anonymity of an employee complainant, and approved the process for implementation for 2004. The Committee continued the process of pre-approving all audit and non-audit services provided by the external auditor. The Committee delegated to its Chairman the authority to pre-approve audit and non-audit services between meetings of the Committee subject to specified limits. The Committee approved in advance the terms of engagement of the auditor with respect to the conduct of the annual audit. The Committee began a regular practice of receiving a report on outstanding legal matters and developments at each regularly scheduled meeting. The Committee discussed the requirements related to an “Audit Committee Financial Expert” as contemplated by the Sarbanes-Oxley Act of 2002 and similar requirements of other regulatory authorities and made recommendations to the Board in that regard. The Committee met jointly with the Safety and Sustainability Committee to receive information regarding mine closure costs and required reserves. The Committee met in camera with the internal auditor or with representatives of the external auditor and separately with senior Management persons involved in the control function at several of its meetings. The Committee members also met without Management present.

     The Committee discussed with Management and the external auditor the acceptability of the Corporation’s accounting principles and practices used in its financial reporting and provided a confidential avenue of communication with the external auditors, internal auditors and financial Management. The Committee received and discussed a presentation from the external auditor confirming their independence. The Audit Committee reviewed and discussed the audited financial statements with Management and recommended to the Board that the statements be approved.

Report Presented By:

A. R. McFarland (Chairman), J. W. Crow, D. S. Karpin and W. G. Wilson.

Stock Performance Graph

     The following graph compares the total cumulative shareholder return for $100 invested in Common Shares of the Corporation on December 31, 1998 with the cumulative total return of the S&P/TSX Composite Index, the Philadelphia Gold and Silver Index and the S&P 500 Index, respectively.

CUMULATIVE VALUE OF A CAD$100 INVESTMENT ASSUMING REINVESTMENT OF DIVIDENDS

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

     As of March 1, 2004, none of the individuals who at any time since January 1, 2003 was a director, executive officer, senior officer or proposed nominee for election as director, and none of their respective associates, is indebted to the Corporation or any of its subsidiaries or has indebtedness to another entity that is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries, other than routine indebtedness.

     The aggregate indebtedness to the Corporation and its subsidiaries as of March 1, 2004 of all current and former directors, officers and employees of the Corporation or any of its subsidiaries, excluding routine indebtedness, was US$1,278,074.

     Section 402 of the United States Sarbanes-Oxley Act of 2002 provides that a company may not, directly or indirectly, including through a subsidiary, extend or maintain credit, arrange for the extension of credit, or renew an extension of credit, in the form of a personal loan to or for any director or executive officer of that company. The Corporation has not granted loans or amended the terms of previously granted loans as interpreted under this broad definition to any current directors or executive officers or to persons who have held such positions since the enactment of the Sarbanes-Oxley Act of 2002.

APPOINTMENT OF AUDITORS

     Shareholders will be requested to re-appoint Ernst & Young LLP as auditors of the Corporation, to hold office until the next annual meeting of shareholders.

     Representatives of Ernst & Young LLP are expected to be present at the Meeting, will have an opportunity to be heard on any part of the business of the Meeting that concerns them as auditor, and are expected to be available to respond to appropriate questions relating to their duties as auditor.

External Auditor Service Fees

     For the years ended December 31, 2003 and December 31, 2002, the Corporation paid Ernst & Young LLP and its affiliates US$2,082,000 and US$1,763,000, respectively, as detailed below:

	Year ended	Year ended
	December 31	December 31

	2003	2002

	(US$,000)	(US$,000)
Ernst & Young LLP
Audit fees	1,244	957
Audit-related fees	796	593
Tax fees	42	Nil
All other fees	Nil	213

	$2,082	$1,763

     The nature of each category of fee is described below:

Audit Fees

     Includes services that are provided by the external auditor in connection with statutory and regulatory filings, principally for the audit of the annual financial statements contained in the Form 40-F, Annual Information Form and Management Proxy Circular and Statement.

Audit Related Fees

     Includes assurance and related services provided by the external auditor that are related to the performance of the audit, principally for consultation regarding financial accounting and reporting standards and employee benefit plan audits.

Tax Fees

     Relates to tax compliance services provided by the external auditor, including assistance with questions regarding tax audits and the preparation of employee tax returns under the Corporation’s expatriate tax services programs.

All Other Fees

     Principally related to legal services in connection with a Canadian tax litigation matter.

     The Audit Committee has a practice of pre-approving audit and non-audit services provided by the external auditor. The Committee has delegated to its Chairman, the authority, to be exercised between regularly scheduled meetings of the Audit Committee, to pre-approve audit and non-audit services provided by the external auditor up to a maximum amount of US$250,000 in the aggregate. All such pre-approvals shall be reported by the Chairman at the meeting of the Audit Committee next following the pre-approval.

ADOPTION OF REPLACEMENT SHAREHOLDERS’ RIGHTS PLAN

     At the Meeting, shareholders of the Corporation will be asked to confirm the adoption of a new shareholders’ rights plan (the “Rights Plan”). The terms of the Rights Plan are contained in a rights agreement (the “Rights Agreement”) dated as of February 26, 2004 and made between the Corporation and CIBC Mellon Trust Company, as rights agent. Schedule “B” to this Circular contains a summary (“Summary”) of the principal terms of the Rights Plan.

Background and Purpose

     The Corporation’s first shareholders’ rights plan took effect on January 4, 1990. It was amended and restated in 1995 and 1998 and then replaced with a new shareholders’ rights plan in 2001. In each case, the rights plan was confirmed at an annual and special meeting of shareholders of the Corporation. The Rights Plan will replace the shareholders’ rights plan adopted in 2001, which expires at the termination of the Meeting.

     The Rights Plan, as with its predecessors, has been designed to protect shareholders of the Corporation from unfair Take-over Bid strategies to which the Corporation and its shareholders may be vulnerable. While securities legislation attempts to address the potential unequal treatment of shareholders, the Corporation’s Common Shares are listed for trading on a number of stock exchanges on three continents and there remains the possibility that effective control of the Corporation could be acquired through private agreements or other strategies that avoid the payment of a control premium or the sharing of a control premium among all shareholders. The Rights Plan addresses this fair treatment of shareholders and also addresses the Board’s concern that existing Canadian securities legislation does not provide shareholders with sufficient time to properly assess and respond to a Take-over Bid offer or for the Board to identify and assess possible alternatives to maximize shareholder value, including the solicitation of higher competing bids.

     Under the Rights Plan, a bidder may make a “Permitted Bid” (as further described in the Summary) for shares of the Corporation but may not take up any shares before the expiration of 60 days from the date of the bid and then only if at least 50% of the shares not Beneficially Owned (as defined in the Summary) by the person or persons making the bid and certain related parties, are deposited to the bid, in which case the bid must be extended for an additional ten business days. The Rights Plan is intended to encourage an offeror either to make a Permitted Bid or to negotiate the terms of any offer with the Board.

     A Permitted Bid contemplates a bid for less than all of the Common Shares. In a partial bid, shareholders may feel compelled to tender shares to what they consider to be an inadequate bid because they fear being left with illiquid or minority discounted shares. The requirement that a Permitted Bid remain open for acceptance for a further ten business days following the public announcement that more than 50% of the shares held by Independent Shareholders (see Summary) have been tendered to the bid allows a shareholder to separate the tender decision from the approval or disapproval of a particular Take-over Bid.

     The Rights Plan has not been adopted in response to, or in anticipation of, a Take-over Bid or other acquisition of shares of the Corporation. It will not prevent unsolicited Take-over Bids. In recent years, unsolicited bids have been made for the shares of several Canadian public companies that had adopted shareholders’ rights plans. In a number of these cases, a change of control ultimately occurred at a price in excess of the original bid price. The decisions of Canadian securities regulators demonstrate that a target company’s board of directors will not be permitted to thwart a change of control through the maintenance of a shareholders’ rights plan. These decisions recognize the utility of such plans in fostering alternatives to a hostile Take-over Bid but do not permit their retention where it cannot be demonstrated that a real and substantial possibility remains to increase shareholder choice and/or share value.

     The Rights Plan does not affect in any way the financial condition of the Corporation. The initial issuance of the Rights is not dilutive and is not expected to have any effect on the trading value of the Common Shares. If the Rights Plan were to be triggered and the Rights separated from the shares as described in the Summary, reported earnings per share and reported cash flow per share on a fully diluted or non-diluted basis may be affected. Further, holders of Rights who do not exercise the Rights after a Flip-in Event (as described in the Summary) may suffer substantial dilution.

Approval of the Board of Directors

     The Board has unanimously adopted and approved the Rights Plan. In adopting the Rights Plan, the Board concluded, for the reasons discussed above, that it was in the best interests of the Corporation and the shareholders to do so. The Board unanimously recommends that shareholders vote in favour of the confirmation of the Rights Plan.

     The Corporation believes that the Rights Plan preserves the fair treatment of shareholders, is consistent with Canadian corporate practice and addresses institutional investor guidelines. The Rights Plan was developed and refined through consultation with Fairvest Proxy Monitor.

Shareholder Approval

     The Rights Plan is subject to confirmation by the shareholders at the Meeting, failing which the Rights Agreement will terminate and all outstanding Rights (as defined in the Summary) will be null and void. The resolution to confirm the adoption of the Rights Plan must be passed by a majority of the votes cast by the Independent Shareholders (as defined in the Summary) who vote in respect of such resolution. The form of resolution approving the Rights Plan is as follows:

     “RESOLVED THAT:

1.	the Shareholders’ Rights Plan adopted by the Directors of the Corporation on February 26, 2004 and the Rights Agreement dated as of February 26, 2004 made between the Corporation and CIBC Mellon Trust Company, as rights agent, be and are hereby confirmed; and

2.	the actions of the Directors and Officers of the Corporation in adopting the Shareholders’ Rights Plan and in executing and delivering the Rights Agreement be and are hereby ratified.”

     Unless otherwise instructed, Common Shares represented by properly executed proxies in the enclosed form (if executed in favour of the Management nominees and deposited as provided in the Notice of Meeting) will be voted for confirmation of the Rights Plan.

     Shareholders should consult their own tax advisers regarding the consequences of receiving, holding, exercising or exchanging Rights.

SHAREHOLDER PROPOSALS

     Pursuant to Section 137 of the CBCA, any notice of a shareholder proposal intended to be raised at the 2005 Annual Meeting of Shareholders of the Corporation must be submitted to the Corporation at its registered office, to the attention of the Secretary, on or before December 1, 2004 to be considered for inclusion in the management proxy circular and statement for the 2005 Annual Meeting of Shareholders.

     It is the position of the Corporation that shareholder proposals need be recognized only if made in accordance with the foregoing procedure and the provisions of the CBCA.

ADDITIONAL INFORMATION

     Schedule “C” to the Circular includes Selected Consolidated Financial Information of the Corporation for 2003 and the preceding two years, Management’s Discussion and Analysis of Financial Condition and Results of Operations, the consolidated balance sheets of the Corporation as at December 31, 2003 and 2002, and the consolidated statements of earnings (loss), shareholders’ equity and cash flows for each of the years in the three year period ended December 31, 2003, prepared in accordance with accounting principles generally accepted in Canada.

     Additional information regarding the business of the Corporation is contained in the Corporation’s Annual Information Form (“AIF”). The Corporation’s annual report on Form 40-F includes the Corporation’s AIF. When available, copies of the AIF, interim financial statements for periods subsequent to December 31, 2003 and additional copies of this Circular may be obtained upon request from the Secretary of the Corporation at Suite 1600, 1055 Dunsmuir Street, Vancouver, British Columbia; Mailing address P.O. Box 49330, Bentall Postal Station, Vancouver, British Columbia, Canada, V7X 1P1 or on SEDAR at www.sedar.com.

     A person requesting the document who is not a shareholder of the Corporation may be required to pay a reasonable charge for these documents.

DIRECTORS’ APPROVAL

     The undersigned hereby certifies that the contents and the sending of this Circular to the shareholders of the Corporation have been approved by the Board of Directors of the Corporation.

J. DONALD ROSE

Executive Vice-President, Secretary and
General Counsel

Vancouver, British Columbia, Canada

March 1, 2004

ALBERTA CERTIFICATE

     The foregoing contains no untrue statement of a material fact (as defined in the Securities Act (Alberta), as amended) and does not omit to state a material fact that is required to be stated or that is necessary to make a statement contained herein not misleading in the light of the circumstances in which it was made.

JAY K. TAYLOR President and Chief Executive Officer	REX J. MCLENNAN Executive Vice-President and Chief Financial Officer

March 1, 2004

SCHEDULE “A”

PLACER DOME INC.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES
Pursuant to Section 473 of the TSX Company Manual

     The Corporation’s corporate governance practices are compared with the TSX corporate governance disclosure guidelines.

Guideline 1	The board of directors should explicitly assume responsibility for the stewardship of the corporation
Does Placer Dome align?	Yes
Comments	The Board has responsibility for the stewardship of the business and affairs of the Corporation and ultimate accountability for the governance of the Corporation’s business and management.
The Board delegates to the Corporation’s senior officers the responsibility for the day to day management of the Corporation, including the preparation of periodic reports. Management provides the support and information necessary to enable the Board to fulfill its oversight obligations effectively.
Decisions sufficiently important to require Board authorization include: the appointment and replacement of the Corporation’s CEO; the appointment of all senior corporate officers; the issuance of securities of the Corporation, with the exception of securities issued under the Corporation’s option plans; major acquisitions, dispositions and joint venture formations; borrowing exceeding specified limits; the percentage of future metal production that can be committed for sale; significant corporate policies; and the payment of dividends.
The Board acts in accordance with the Canada Business Corporations Act, the Corporation’s articles of incorporation and by-laws, the Corporation’s Code of Business Conduct, the mandate of the Board and the Board committee charters, the corporate governance guidelines and other applicable laws and company policies. Copies of the Corporation’s Code of Business Conduct, the corporate governance guidelines, the Board mandate and the Board committee charters can be found on the Corporation’s website at www.placerdome.com. A summary of each of the committee charters is set out under the heading “Corporate Governance” at page 6 of this Circular.

Guideline 1a	The board of directors should specifically assume responsibility for the adoption of a strategic planning process
Does Placer Dome align?	Yes
Comments:	The Board, directly or through its committees, has the responsibility to participate with Management in developing and approving the objectives and goals of the business, and the strategy by which it proposes to reach those goals. Strategic issues are reviewed with Management and addressed by the full Board at regularly scheduled Board meetings and at meetings specifically called for this purpose. The Board reviews and approves the Corporation’s strategic plan as it is developed by Management. The CEO reports to the Board on the operations of the Corporation at regularly scheduled Board Meetings. Management must seek the Board’s approval for any material transaction, including any material transaction that would have a significant impact on the strategic plan of the Corporation.

Guideline 1b	The board of directors should specifically assume responsibility for the identification of the principal risks of the corporation’s business and ensuring the implementation of appropriate systems to manage these risks
Does Placer Dome align?	Yes
Comments:	The Board has responsibility overall to identify the principal risks of the Corporation’s business. The Board, as a whole, has oversight responsibility with respect to political risks and risks related to the Corporation’s forward-selling practices. A number of other specific risks, such as financial controls and environment, health and safety, are reviewed periodically, at regularly scheduled meetings, by the Audit Committee and the Safety and Sustainability Committee, respectively. The relevant committee then reports to the Board. Management reports to the Board and its committees, as applicable, with respect to principal risks of the Corporation.

Guideline 1c	The board of directors should specifically assume responsibility for succession planning, including appointing, training and monitoring senior management
Does Placer Dome align?	Yes
Comments:	The Board is responsible for appointing the Chief Executive Officer and the other officers of the Corporation. The recently approved Board mandate provides that the independent members of the Board are responsible for approving the compensation of the Chief Executive Officer and the other officers of the Corporation. A key responsibility of the Board is ensuring that succession planning programs are in place, including programs to train and develop management. The Board has an active role in identifying and assessing potential succession candidates and is responsible for approving Management’s succession plans for the Chief Executive Officer and the other officers of the Corporation. The Human Resources and Compensation Committee also reviews and reports to the Board on succession plans annually.

Guideline 1d	The board of directors should specifically assume responsibility for a communications policy for the corporation
Does Placer Dome align?	Yes
Comments:	The Corporation has implemented a corporate communications policy which has been approved by the Board. Adequate structures are in place to ensure effective, timely and non-selective communications between the Corporation and its shareholders, the public and regulatory agencies. The Board, or the appropriate Board committee, reviews the Corporation’s major communications with shareholders, the Corporation’s annual and quarterly reports, the Circular, and the Annual Information Form.
In addition, the Corporation, through its Investor Relations group, provides shareholders with various communication channels, such as the corporate website, a toll-free telephone number in North America and an electronic mail address, details of which are provided in the annual report to shareholders, to ensure that shareholders’ feedback and concerns are adequately received and addressed by the Corporation.
The Corporation’s quarterly earnings conference calls are broadcast live over the Internet and are accessible by telephone on a live and recorded basis. The Corporation’s website contains information regarding the Corporation’s webcasts as well as transcripts of the quarterly conference calls.

Guideline 1e	The board of directors should specifically assume responsibility for the integrity of the corporation’s internal control and management information systems
Does Placer Dome align?	Yes
Comments:	The Board, through its internal review process and the appointment of various committees, has put in place an effective system to satisfy itself that the Corporation’s internal control and management information systems are operating properly. The Audit Committee meets with the Corporation’s internal auditor at least three times a year to assess the effectiveness of the Corporation’s internal control and management information systems. An internal audit plan is prepared for presentation to the Audit Committee annually by the internal auditor, with the results reported to the Audit Committee on completion.

Guideline 2	The board of directors should be constituted with a majority of the individuals who qualify as “unrelated” directors
Does Placer Dome align?	Yes
Comments:	As used herein, the term “unrelated director” means a director who is independent of Management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from shareholding.
The directors have determined that with the exception of Mr. J.K. Taylor, the President and CEO of the Corporation, all of the nominees for director are unrelated directors.
Mr. R.M. Franklin, is a Non-Executive Chairman and is not a member of Management.

Guideline 3	The application of the definition of “unrelated director” to the circumstances of each individual director should be the responsibility of the board which will be required to disclose on an annual basis whether the Board has a majority of unrelated directors. The board will also be required to disclose on an annual basis the analysis of the application of the principles supporting this conclusion
Does Placer Dome align?	Yes
Comments:	The Corporation is subject to various requirements governing the independence of its Board and committee members, including the Sarbanes-Oxley Act of 2002, and as a result of being listed on the TSX. The Corporation voluntarily complies with the NYSE corporate governance listing standards regarding director independence. The Corporation has adopted as part of its corporate governance guidelines director independence criteria and categorical standards of independence. The corporate governance guidelines are available on the Corporation’s website at www.placerdome.com. In addition to the NYSE’s corporate governance listing standards relating to director independence, the Corporation determined that a director who serves as an executive officer of a charitable organization that receives contributions from the Corporation which in any fiscal year exceeds the greater of US$1 million, or 2% of such charitable organization’s total annual charitable receipts, shall not be considered independent. The Corporate Governance Committee has the responsibility to review annually directors’ relationships with regard to potential conflicts of interest and to determine the independence of the members of the Board. As part of this assessment process, all directors are required to complete an Annual Questionnaire disclosing the particulars of their external affiliations, business or family relationships, transactions and interests, including potential conflicts of interest, which could impact the director’s independence.
Based on the information provided by the nominees for election as directors as to their individual circumstances and applying the standards for the independence of directors set out in the corporate governance guidelines, the Board has affirmatively determined that, with the exception of Mr. J.K. Taylor, President and CEO of the Corporation, all of the nominees for director are outside, unrelated and independent directors. See page 6 of the Circular under the heading “Independence of Directors”.

Guideline 4	The board of directors should appoint a committee of directors composed exclusively of outside directors, a majority of whom are unrelated directors, with the responsibility for proposing new nominees to the board and for assessing directors on an ongoing basis
Does Placer Dome align?	Yes
Comments:	The Corporate Governance Committee is responsible for recommending nominees to the Board for eventual proposal as candidates for election or appointment as directors. The Chairman develops a list of potential candidates having regard to, among other things, the following attributes: diversity through qualified persons representing various industry backgrounds, geographical areas, gender, records of achievement in individual fields of endeavour and a willingness to devote the necessary time to Board matters. The Committee also seeks candidates with high personal and professional ethics, integrity and values and a commitment to represent the long-term interests of shareholders.
The Corporate Governance Committee is also responsible for the evaluation process of the Board and each Board committee and for reporting on such evaluation to the Board. All members of the Corporate Governance Committee are outside, unrelated and independent directors.

Guideline 5	The board of directors should implement a process for assessing the effectiveness of the board of directors as a whole, its committees and the contribution of individual directors
Does Placer Dome align?	Yes
Comments:	The Board has established a review process designed to provide for periodic examinations of important governance issues such as the effectiveness of Board procedures and performance. The Corporate Governance Committee evaluates the performance of the Board and its committees annually through a Board Organization Review Process Questionnaire completed by Board members. The Committee reports on its evaluation to the Board. The objective of the evaluations is to ensure the continued effectiveness of the Board in the execution of its responsibilities and to contribute to a process of continuing improvement. The Corporate Governance Committee makes recommendations relative to the composition of the committees of the Board. Each director also completes an Individual Director Self-Evaluation Form annually. The Chairman of the Board reviews all self-evaluation forms and discusses issues raised with individual directors as appropriate.

Guideline 6	Every corporation should provide an orientation and education program for new recruits to the board of directors
Does Placer Dome align?	Yes
Comments:	New Board members receive an orientation program designed to acquaint the director with the Corporation’s activities and management systems. The Secretary maintains a “Director’s Handbook” of key corporate governance and policy issues, as well as the Board mandate and committee charters, which is updated regularly for existing Board members and explained to new members. Senior Management from time to time prepares presentations to the Board on pertinent topics of interest as they relate to the Corporation’s business, including with respect to regulatory reform changes, accounting practices, and safety initiatives. New Board members are given an early opportunity to visit the Corporation’s operations to give them additional insight into the Corporation’s business. The Corporation encourages the professional development and continuing education of its directors.

Guideline 7	Every board of directors should examine its size and undertake, where appropriate, a program to reduce the number of directors to a number which facilitates more effective decision-making
Does Placer Dome align?	Yes
Comments:	The Corporate Governance Committee at least annually reviews, advises and recommends to the Board any matters concerning the size and composition of the Board, organization and responsibilities of Board committees, and the evaluation process for the Chairman and the Board.
The Board, based on a recommendation from the Corporate Governance Committee, has determined that the present size of the Board is appropriate for effective decision-making.
At the Annual and Special Meeting on May 5, 2004, 11 directors will stand for election.

Guideline 8	The board of directors should review adequacy and form of the compensation of directors and ensure the compensation realistically reflects the responsibilities and risk involved in being an effective director
Does Placer Dome align?	Yes
Comments:	The Corporate Governance Committee reviews and recommends to the Board the compensation of the Board. At least once every year the Corporate Governance Committee reviews the adequacy and form of compensation of the directors with regard to practices of comparable corporations and to ensure that the directors’ compensation is aligned with the interests of the shareholders, while allowing the Corporation to attract and retain individuals having the necessary qualifications. In 2003 the Corporate Governance Committee reviewed directors compensation and received advice in this regard from a consultant retained independently by the Committee. Based on this review and a review of governance practices, in December 2003 the Board, on the recommendation of the Corporate Governance Committee, approved the suspension of the Directors’ Plan as described in the Circular at page 5 under the heading “Compensation of Directors — Stock Options”. Beginning this year, non-employee directors resident in Canada and the United States will be granted deferred share units pursuant to the Corporation’s DSU Plan (each eligible director will receive 3,500 deferred share units, with the exception of the Non-Executive Chairman of the Board who will receive 7,000). Alternative compensation arrangements were made with the non-employee directors resident outside of North America. A description of the DSU Plan and the alternative compensation arrangements is disclosed at page 5 of the Circular under the heading “Compensation of Directors — Deferred Share Units”. The Board approved a share ownership requirement for directors to hold a minimum of 7,500 Common Shares or share equivalents by the end of 2004.

Guideline 9	Subject to Guideline 13, committees of the board of directors should generally be composed of outside directors, a majority of whom are unrelated directors
Does Placer Dome align?	Yes
Comments:	All members of the Board’s committees are independent, outside and unrelated directors. See page 6 of the Circular under the heading “Corporate Governance”.

Guideline 10	The board of directors should expressly assume responsibility for, or assign to a committee of directors the general responsibility for developing the corporation’s approach to governance issues, including the corporation’s response to the TSX corporate governance guidelines
Does Placer Dome align?	Yes
Comments:	The Corporate Governance Committee has the general responsibility for developing the Corporation’s approach to governance issues. In 2003 the Corporate Governance Committee reviewed and revised in consultation with each Board committee, all committee charters, the Board mandate and the corporate governance guidelines. The committee charters, the corporate governance guidelines and the Board mandate were approved by the Board in December 2003. The Committee received updates throughout the year from the Corporate Secretary on governance initiatives of relevant organizations such as the Ontario Securities Commission, the TSX and the NYSE. Best practices among major Canadian companies and the views of institutional shareholders are reviewed by the Corporation to ensure that the Corporation maintains high standards of corporate governance.

Guideline 11	The board of directors, together with the Chief Executive Officer, should develop position descriptions for the board of directors and for the Chief Executive Officer, involving the definition of the limits to management’s responsibilities. The board of directors should approve or develop the corporate objectives which the Chief Executive Officer is responsible for meeting
Does Placer Dome align?	Yes
Comments:	The Board and the CEO have developed position descriptions for the Non-Executive Chairman of the Board and the CEO. The Board has adopted a mandate that sets out its responsibilities. The Board may delegate to Board committees matters the Board is responsible for, but the Board retains oversight and ultimate responsibility for delegated responsibilities. The Board has established limits to Management’s responsibilities in respect of major acquisitions, dispositions and joint venture formations, borrowing exceeding specified limits and significant corporate policies. Further details respecting the Board mandate and matters which Management is required to bring to the Board are contained in response to Guideline 1 above.
The Board annually approves the corporate objectives the CEO is responsible to meet and assesses the performance of the CEO against these objectives.

Guideline 12	The board of directors should implement structures and procedures to ensure that the board of directors can function independently of management.
Does Placer Dome align?	Yes
Comments:	Mr. R.M. Franklin, who is the Non-Executive Chairman of the Board and is not a member of Management, chairs all Board meetings.
During a portion of every regularly scheduled meeting the independent members of the Board meet independently of Management. They may choose to do so at any other time.
The independent directors of the Board may be contacted through the Non-Executive Chairman of the Board by writing to: Chairman of the Board, Placer Dome Inc., P.O. Box 49330, Bentall Stn, Suite 1600 – 1055 Dunsmuir St., Vancouver, BC V7X 1P1.
With the exception of Mr. J.K. Taylor, the President and CEO of the Corporation, all of the nominees for director are independent and unrelated directors.

Guideline 13	The audit committee of the board of directors should be composed only of unrelated directors.
The roles and responsibilities of the audit committee should be specifically defined so as to provide appropriate guidance to audit committee members as to their duties.
The audit committee should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate. The audit committee duties should include oversight responsibility for management reporting on internal control. While it is management’s responsibility to design and implement an effective system of internal control, it is the responsibility of the audit committee to ensure that management has done so
Does Placer Dome align?	Yes
Comments:	The Audit Committee is composed entirely of independent and unrelated directors. The members of the Audit Committee are Mr. A.R. McFarland, Mr. J.W. Crow, Mr. D.S. Karpin, and Mr. W.G. Wilson. The Board determined the definition of “financial literacy” to be the ability to read and understand a balance sheet, an income statement and a cash flow statement. The Board determined the definition of “accounting or related financial expertise” to be the ability to analyze and interpret a full set of financial statements, including the notes attached thereto, in accordance with both Canadian and United States of America generally accepted accounting principles. The Board has adopted the U.S. Securities and Exchange Commission definition of “audit committee financial expert”.
Based on information provided by each director, the Board has determined that all members of the Audit Committee are financially literate and at least one member has accounting or related financial expertise.
The Board has determined that Mr. W.G. Wilson qualifies as an “audit committee financial expert”. Mr. Wilson was previously employed as the chief financial officer of Nova Corporation and Cominco Ltd., and an audit partner with Clarkson, Gordon & Co. The U.S. Securities and Exchange Commission has indicated that the designation of Mr. Wilson as an audit committee financial expert does not make him an “expert” for any purpose, impose any duties, obligations or liability on Mr. Wilson that are greater than those imposed on members of the Audit Committee and Board members who do not carry this designation, or affect the duties, obligations or liability of any other member of the Audit Committee or Board.
A member of the Corporation’s Audit Committee, Mr. J.W. Crow, also serves as a member on six other public company audit committees. The Board has determined that Mr. Crow’s simultaneous service on more than three public company audit committees does not impair his ability to effectively serve on the Corporation’s Audit Committee. In making this determination, the Board reviewed Mr. Crow’s ability to commit time to Board and Committee matters, his attendance record at Board and Committee meetings, and the nature, complexity, timing and reporting frequency of the other audit committees on which he serves, based on information provided by Mr. Crow. No other members of the Corporation’s Audit Committee serve on more than three public company audit committees.
The Board has adopted a charter for the Audit Committee which sets out the roles and responsibilities of the Committee. These roles and responsibilities are defined to provide appropriate guidance to Audit Committee members as to their duties. A brief description of the Audit Committee responsibilities is set out under the heading “Corporate Governance — Audit Committee” at page 6 of the Circular. The Audit Committee charter is available on the Corporation’s website.
At least once each year the Audit Committee meets alone and separately with the senior financial officers of the Corporation, with the internal auditors and with the external auditors to review and discuss specific issues as appropriate.
The Audit Committee requires Management to design and implement an effective system of internal control. The Audit Committee Report is set out at page 14 of the Circular.

Guideline 14	The board of directors should implement a system which enables an individual director to engage an outside adviser at the corporation’s expense, in appropriate circumstances. The engagement of the outside adviser should be subject to the approval of an appropriate committee of the board
Does Placer Dome align?	Yes
Comments:	Individual directors can engage outside advisers at the expense of the Corporation with the authorization of the Corporate Governance Committee.
Each Board committee charter enables the committee to retain special legal, accounting, financial or other consultants to advise the committee at the Corporation’s expense. Each of the committees has the sole authority to retain and terminate any firm and to approve all fees and retention terms.

SCHEDULE “B”

SUMMARY OF PRINCIPAL TERMS OF SHAREHOLDERS’ RIGHTS PLAN

Description of Replacement Rights Plan

     The following description of the Rights Plan is a summary only and is subject to and qualified by the Rights Agreement constituting the Rights Plan. A copy of the Rights Agreement can be obtained from the Corporation’s website at www.placerdome.com or from the Secretary of the Corporation at its head office, Suite 1600, 1055 Dunsmuir Street, Vancouver, British Columbia, Canada; mailing address P.O. Box 49330, Bentall Postal Station, Vancouver, British Columbia, Canada V7X 1P1.

Issuance of Rights

     To implement the Rights Plan, the Board has authorized the issuance of one right (a “Right”) for each Common Share at 5:30 p.m. (Eastern Daylight Time) on May 5, 2004 (the “Record Time”). One Right will also be issued for each Voting Share (which includes the Common Shares and any other shares in or interests of the Corporation (collectively, “Voting Shares”) entitled to vote generally in the election of directors) issued after the Record Time and prior to the Separation Time (as defined below), subject to the earlier termination or expiration of the Rights as set out in the Rights Agreement. At the date of this Circular, there are no Voting Shares outstanding other than the Common Shares.

Exercise Price

     Until the Separation Time, the Rights are not exercisable. After the Separation Time, the Exercise Price is $52 per Common Share, subject to adjustment as set out in the Rights Agreement.

Term

     Assuming the Rights Agreement is confirmed by the shareholders at the Meeting, the Rights Agreement will expire on the termination of the annual meeting of shareholders of the Corporation to be held in 2007, subject to earlier termination of the Rights or to termination of the Rights Agreement, all as set out in the Rights Agreement.

Trading of Rights

     Until the Separation Time, the Rights will be evidenced by the certificates representing the associated Voting Shares and will be transferable only together with such shares. After the Separation Time, separate certificates evidencing the Rights will be mailed to holders of record of Voting Shares other than an Acquiring Person (as described below) and the Rights certificates alone will evidence the Rights. The Rights will be listed on the Toronto Stock Exchange and the New York Stock Exchange, subject to the Corporation complying with the requirements of those exchanges.

Separation Time

     The “Separation Time” is the close of business on the tenth business day after the earlier of (i) the “Stock Acquisition Date” (which is the first date of public announcement of facts indicating that a person has become an Acquiring Person); and (ii) the date of commencement of, or first public announcement of the intent of any person (other than the Corporation or any subsidiary of the Corporation) to commence, a Take-over Bid (other than a Permitted Bid or a Competing Permitted Bid, each as defined below). The Separation Time can also be such later date as may from time to time be determined by the Board.

Take-over Bid

     A “Take-over Bid” is an offer to acquire Voting Shares and/or Convertible Securities (described below), where the Voting Shares subject to the offer, together with the Voting Shares into or for which the securities subject to the offer are convertible, exchangeable or otherwise acquirable, together with the Voting Shares Beneficially Owned (see below) by the offeror at the date of the offer, constitute in the aggregate 20% or more of the outstanding Common Shares or other class of outstanding Voting Shares. “Convertible Securities” are rights, contractual or otherwise, to acquire Voting Shares from the Corporation or securities issued by the Corporation which are convertible into, or exercisable or exchangeable for, Voting Shares.

Acquiring Person

     An “Acquiring Person” is a person who is the Beneficial Owner (as described below) of 20% or more of the outstanding Voting Shares of any class. Excluded from the definition of Acquiring Person are the Corporation and its subsidiaries and any person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares of any class as a result of one or any combination of a Voting Share Reduction, a Permitted Bid Acquisition, an Exempt Acquisition, a Pro Rata Acquisition or a Convertible Security Acquisition. In general:

(i)	a “Voting Share Reduction” is an acquisition or redemption by the Corporation of Voting Shares which, by reducing the number of Voting Shares outstanding, increases the percentage of Voting Shares beneficially owned by such person to 20% or more of the Voting Shares that remain outstanding;

(ii)	a “Permitted Bid Acquisition” is an acquisition of Voting Shares made pursuant to a Permitted Bid or a Competing Permitted Bid;

(iii)	an “Exempt Acquisition” is an acquisition of Voting Shares and/or Convertible Securities: (a) in respect of which the Board has waived the application of the Rights Plan; (b) pursuant to a regular dividend reinvestment plan available to all holders of a class of Voting Shares; (c) pursuant to a distribution to the public of Voting Shares and/or Convertible Securities made pursuant to a prospectus or a securities exchange take-over bid circular or a distribution by way of a private placement by the Corporation; or (d) pursuant to an amalgamation, arrangement or other statutory procedure requiring shareholder approval;

(iv)	a “Pro Rata Acquisition” is an acquisition by a person of Voting Shares and/or Convertible Securities as a result of a stock dividend, a stock split, a dividend reinvestment plan, or a rights offering issued on the same pro rata basis to all the holders of a series or class of Voting Shares; and

(v)	a “Convertible Security Acquisition” is an acquisition of Voting Shares upon the exercise of Convertible Securities received by such Person pursuant to a Permitted Bid Acquisition, an Exempt Acquisition or a Pro Rata Acquisition.

     Also excluded from the definition of Acquiring Person are underwriters or banking group or selling group members acting in connection with a distribution of securities.

Beneficial Ownership

     In general, a person is deemed to “Beneficially Own” securities actually held by others in circumstances where those holdings are or should be grouped together for purposes of the Rights Plan. Included are holdings by the person’s “Affiliates” (generally, a corporation that controls, is controlled by, or under common control with another corporation) and “Associates” (generally, relatives sharing the same residence).

     Also included are securities that the person or any of the person’s Affiliates or Associates has the right to acquire within 60 days (other than customary agreements with and between underwriters and banking group or selling group members with respect to a distribution of securities and other than pursuant to pledges of securities in the ordinary course of business).

     A person is deemed to Beneficially Own any securities that are Beneficially Owned (as described above) by any other person with which the person is acting jointly or in concert. A person is acting jointly or in concert with any other person who is a party to an agreement, commitment or understanding with the first person for the purpose of acquiring or offering to acquire Voting Shares.

Exclusions from the Definition of Beneficial Ownership

     The definition of “Beneficial Ownership” contains several exclusions, primarily for the benefit of investment funds, mutual funds and other investment managers acting in the ordinary course of business. These exclusions apply to: (i) an investment manager (“Manager”) that holds securities in the ordinary course of such management business in the performance of its duties for the account of any other person (a “Client”); (ii) a licensed trust company (“Trust Company”) acting as trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent persons (each an “Estate Account”) or in relation to other accounts (each an “Other Account”) and which holds such security in the ordinary course of its duties for such accounts; (iii) a Crown agent or agency (a “Crown Agent”); (iv) a person established by statute (a “Statutory Body”), the ordinary business or activity of which includes the management of investment funds for employee benefit plans, pension plans and insurance plans of various public bodies; and (v) the administrator (“Administrator”) of one or more pension funds or plans (a “Plan”) registered under applicable law. The foregoing exemptions apply only so long as the Manager, Trust Company, Crown Agent, Statutory Body, Administrator or the Plan is not then making or has not then announced an intention to make a Take-over Bid other than an offer to acquire Common Shares or other securities pursuant to a distribution by the Corporation or by means of ordinary market transactions.

     Also, a person will not be deemed to “Beneficially Own” a security because such person: (i) is a Client of the same Manager, has an Estate Account or an Other Account with the same Trust Company, or is a Plan with the same Administrator as another person or Plan on whose account the Manager, Trust Company or Administrator, as the case may be, holds such security; or (ii) is a Client of a Manager, Estate Account, Other Account or Plan, and the security is owned at law or in equity by the Manager, Trust Company or Administrator, as the case may be.

     A person will not be deemed to “Beneficially Own” any securities that are the subject of a Permitted Lock-up Agreement. A “Permitted Lock-Up Agreement” is an agreement between a person and one or more holders of Voting Shares and/or Convertible Securities (each a “Locked-up Person”), the terms of which are publicly disclosed and a copy of which agreement is made available to the public (including the Corporation) not later than the date the Lock-up Bid (as defined below) is publicly announced or, if the Lock-up Bid has been made prior to the date on which such agreement is entered into, then as soon as possible after it is entered into, pursuant to which each such Locked-up person agrees to deposit or tender Voting Shares and/or Convertible Securities to a Take-over Bid (the “Lock-up Bid”) made or to be made by the person or any of such person’s Affiliates or Associates or any other person referred to in the definition of Beneficial Owner, provided that:

(i)	the agreement permits any Locked-up Person to terminate its obligation to deposit or tender to or not to withdraw Voting Shares and/or Convertible Securities (or both) from the Lock-up Bid in order to tender or deposit such securities to another Take-over Bid or support another transaction:

(A)	where the price or value per Voting Share or Convertible Security offered under such other Take-over Bid or transaction is higher than the price or value per Voting Share or Convertible Security offered under the Lock-up Bid; or

(B)	if (a) the price or value per Voting Share or Convertible Security offered under the other Take-over Bid or transaction exceeds the price or value per Voting Share or Convertible Security offered or proposed to be offered under the Lock-up Bid by an amount that is equal to or greater than the lesser of any amount that is specified in the agreement and 7%, or (b) the number of Voting Shares and/or Convertible Securities to be purchased under the other Take-over Bid or transaction exceeds the number of Voting Shares and/or Convertible Securities offered to be purchased under the Lock-up Bid by an amount that is equal or greater than the lesser of any number that is specified in the agreement and 7% provided the price or value per Voting Share or a Convertible Security, as applicable, is not less than the price or value per Voting Share or Convertible Security offered under the Lock-up Bid;

and the agreement may contain a right of first refusal or require a period of delay to give such person an opportunity to match a higher price in another takeover bid or other similar limitation on a Locked-up Person’s right to withdraw Voting Shares and/or Convertible Securities from the agreement, so long as the limitation does not preclude the exercise by the Locked-up Person of the right to withdraw Voting Shares and/or Convertible Securities during the period of the other Take-over Bid or transaction; and

(ii)	no “break-up” fees, “top-up” fees, penalties, expenses or other amounts that exceed in the aggregate the greater of:

(A)	the cash equivalent of 2.5% of the price or value payable under the Lock-up Bid to a Locked-up Person; and

(B)	50% of the amount by which the price or value payable under another Take-over Bid or transaction to a Locked-up Person exceeds the price or value of the consideration that such Locked-up Person would have received under the Lock-up Bid, shall be payable by a Locked-up Person pursuant to the agreement in the event a Locked-up Person fails to deposit or tender Voting Shares and/or Convertible Securities to the Lock-up Bid, or withdraws Voting Shares and/or Convertible Securities previously tendered thereto in order to tender to another takeover bid or support another transaction.

Flip-in Event

     A “Flip-in Event” occurs when any person becomes an Acquiring Person. If a Flip-in Event occurs that has not been waived by the Board (see “Waiver,” below), each Right (except for Rights Beneficially Owned or which may thereafter be Beneficially Owned by an Acquiring Person or a transferee of such a person, which become null and void) will entitle the holder thereof to purchase from the Corporation Common Shares having an aggregate market price equal to twice the Exercise Price, for an amount in cash equal to the Exercise Price, subject to anti-dilution adjustments.

Permitted Bid and Competing Permitted Bid

     A Take-over Bid will not trigger a Flip-in Event if it is a Permitted Bid or Competing Permitted Bid. A “Permitted Bid” is a Take-over Bid made by way of a Take-over Bid circular to all holders of Voting Shares and which complies with the following additional provisions:

(i)	no Voting Shares shall be taken up or paid for pursuant to the Take-over Bid prior to the close of business on a date which is not earlier than 60 days following the date of the bid and then only if more than 50% of the then outstanding Voting Shares that are the subject matter of the Take-over Bid held by Independent Shareholders have deposited to the takeover bid and not withdrawn;

(ii)	Voting Shares may be deposited pursuant to the Take-over Bid at any time prior to the close of business on the date Voting Shares are first taken-up or paid for pursuant to the Take-over Bid and any Voting Shares deposited may be withdrawn until taken up and paid for; and

(iii)	if more than 50% of the then outstanding Voting Shares held by Independent Shareholders have been deposited to the takeover bid and not withdrawn as at the date of first take-up or payment for Voting Shares thereunder, the offeror will make a public announcement of that fact and the takeover bid will remain open for acceptance for not less than ten business days from the date of such public announcement.

     Independent Shareholders are holders of Voting Shares other than (i) an Acquiring Person; (ii) any offeror making a Take-over Bid; (iii) any affiliate or associate of an Acquiring Person or offeror; (iv) joint actors with such persons; and (v) any employee benefit plan, deferred profit sharing plan, stock participation plan or trust for the benefit of employees of the Corporation or its wholly-owned subsidiaries unless the beneficiaries of such plans or trusts direct a voting or tendering to a Take-over Bid of Voting Shares.

     A Competing Permitted Bid is a Take-over Bid that is made after a Permitted Bid has been made but prior to its expiry, and that satisfies all the requirements of a Permitted Bid as described above, except that a Competing Permitted Bid is only required to remain open until a date that is not earlier than the later of 35 days after the Competing Permitted Bid is made and 60 days after the date of the earliest prior bid in existence when the Competing Permitted Bid is made.

Redemption

     Redemption of Rights on Approval of Holders of Voting Shares and Rights. With the prior consent of the holders of Voting Shares or Rights, the Board may at any time prior to the occurrence of a Flip-in Event that has not been waived, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.001 per Right (the “Redemption Price”), subject to adjustment for anti-dilution as provided in the Rights Agreement.

     Deemed Redemption. If, pursuant to a Permitted Bid, a Competing Permitted Bid or an Exempt Acquisition in respect of which the Board has waived or is deemed to have waived the application of the Rights Plan, a person consummates the acquisition of Voting Shares, the Board will be deemed to have elected to redeem the Rights for the Redemption Price.

     Redemption of Rights on Withdrawal or Termination of Bid. Where a takeover bid that is not a Permitted Bid or Competing Permitted Bid expires, is withdrawn or otherwise terminates after the Separation Time and prior to the occurrence of a Flip-in Event, the Board may elect to redeem all the outstanding Rights at the Redemption Price. In such event, all the provisions of the Rights Plan shall continue to apply as if the Separation Time had not occurred and Rights certificates had not been mailed, and the Separation Time shall be deemed not to have occurred.

Waiver

     Discretionary Waiver respecting Acquisition by Take-over Bid Circular and Mandatory Waiver of Concurrent Bids. The Board may, prior to the occurrence of a Flip-in Event that would occur by reason of an acquisition of Voting Shares pursuant to a Take-over Bid made by means of a Take-over Bid circular sent to all holders of Voting Shares, waive the application of the Rights Plan to such a Flip-In Event, provided that if the Board waives the application of the Rights Plan to such a Flip-In Event, the Board will be deemed to have waived the application of the Rights Plan in respect of any other Flip-in Event occurring by reason of any Take-over Bid made by means of a Take-over Bid circular sent to all holders of the same class of Voting Shares prior to the expiry of the Take-over Bid for which a waiver is, or is deemed to have been, given.

     Waiver of Inadvertent Acquisition. The Board may waive the application of the Rights Plan in respect of the occurrence of any Flip-in Event if (i) the Board has determined that a person became an Acquiring Person by inadvertence and without any intent or knowledge that it would become an Acquiring Person; and (ii) the Acquiring Person has reduced its Beneficial Ownership of Voting Shares such that at the time of waiver the person is no longer an Acquiring Person.

     Discretionary Waiver respecting Acquisition not by Take-over Bid Circular. With the prior consent of the holders of Voting Shares the Board may, prior to the occurrence of a Flip-in Event that would occur by reason of an acquisition of Voting Shares otherwise than pursuant to a Take-over Bid made by means of a Take-over Bid circular sent to all holders of Voting Shares, waive the application of the Rights Plan in respect of the occurrence of the Flip-in Event.

Anti-Dilution Adjustments

     The Exercise Price of a Right, the number and kind of securities subject to purchase upon exercise of a Right and the number of Rights outstanding will be adjusted in certain events, including:

(i)	if there is a stock dividend (excluding any optional share dividend program) on the Common Shares, or a subdivision or consolidation of the Common Shares, or the issuance of Common Shares in respect of, in lieu of, or in exchange for, existing Common Shares; or

(ii)	if the Corporation, prior to the Separation Time, fixes a record date for the issuance to all holders of Common Shares of certain rights, options or warrants to acquire Common Shares or Convertible Securities, or for the making of a distribution to such holders of evidences of indebtedness, assets or cash, other than regular periodic cash dividends or stock dividends payable in Common Shares (or other securities).

     No adjustment in the Exercise Price will be made until it represents, on a cumulative basis with other unreflected adjustments, at least a 1% change in the Exercise Price.

Supplements and Amendments

     The Corporation may, prior to the date of the Meeting, supplement and amend the Rights Plan without the approval of the holders of the Rights or Common Shares where the Board deems such action necessary or desirable. Following the Meeting and assuming confirmation of the Rights Plan, the ability to amend it will be significantly limited.

     Following shareholder approval of the Rights Plan, the Corporation, without the approval of the holders of Voting Shares or Rights, may only make amendments: (i) to correct clerical or typographical errors; (ii) to maintain the validity and effectiveness of the Rights Agreement as a result of any change in applicable law, role or regulatory requirement; and (iii) as otherwise specifically contemplated therein. Any amendment referred to in (iii) must, if made before the Separation Time, be submitted for approval to the holders of Common Shares at the next meeting of shareholders and, if made after the Separation Time, must be submitted to the holders of Rights for approval.

     At any time before the Separation Time, the Corporation may, with the prior consent of the Independent Shareholders received at the special meeting called and held for such purpose, amend, vary or rescind any of the provisions of the Rights Agreement or the Rights, whether or not such action would materially adversely affect the interests of the holders of Rights generally.

SCHEDULE “C”

Cautionary Note:

     Some of the statements contained in this Schedule “C” are forward-looking statements, such as estimates and statements that describe the Corporation’s future plans, objectives or goals, including words to the effect that the Corporation or management expects a stated condition or result to occur. Forward-looking statements may be identified by such terms as “believes”, “anticipates”, “intends”, “expects”, “estimates”, “may”, “could”, “would”, “will” or “plan”. Such forward-looking statements are made pursuant to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results relating to, among other things, mineral reserves, mineral resources, results of exploration, reclamation and other post-closure costs, capital costs, mine production costs and the Corporation’s financial condition and prospects, could differ materially from those currently anticipated in such statements by reason of factors such as the productivity of the Corporation’s mining properties, changes in general economic conditions and conditions in the financial markets, changes in demand and prices for the minerals the Corporation produces, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in domestic and foreign areas in which the Corporation operates, technological and operational difficulties encountered in connection with the Corporation’s mining activities, labour relations matters, costs and changing foreign exchange rates and other matters discussed under “Management’s Discussion and Analysis of Financial Condition and Results of Operations”. This list is not exhaustive of the factors that may affect any of the Corporation’s forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on the Corporation’s forward-looking statements. Further information regarding these and other factors which may cause results to differ materially from those projected in forward-looking statements are included in the filings by the Corporation with the U.S. Securities & Exchange Commission and Canadian provincial securities regulatory authorities. The Corporation does not undertake to update any forward-looking statement that may be made from time to time by the Corporation or on its behalf, except in accordance with applicable securities laws. Unless otherwise indicated, all dollar amounts in this report are United States dollars. The closing rate for the United States dollar in Canada on December 31, 2003, as reported by the Bank of Canada, was U.S.$1.00 = CAD $1.2924. Reference to future dollar amounts in 2004 represent nominal dollars, whereas dollar amounts in 2005 and beyond represent constant or uninflated dollars.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

     The selected financial data in Table I has been derived from the consolidated financial statements of the Corporation which have been prepared in accordance with accounting principles generally accepted in Canada. All amounts are in millions of U.S. dollars except for per share amounts.

	Years ended December 31(1)

	2003	2002	2001

Sales	$1,802	$1,259	$1,266
Operating earnings (loss)	201	159	(158)
Net earnings (loss)	212	119	(160)
Per common share:
Net earnings (loss)	0.50	0.30	(0.53)
Diluted net earnings (loss)	0.50	0.30	(0.53)
Cash dividends	0.10	0.10	0.10

	December 31(1)

	2003	2002	2001

Total assets	$4,499	$3,922	$2,666
Cash and short-term investments	593	546	440
Long-term debt and capital leases, including current portion	1,070	686	583
Deferred credits and other liabilities	285	269	212
Shareholders’ equity	2,452	2,385	1,580

1.  Amounts in this table reflect the following significant transactions and changes in accounting policies:

(i)	In 2001, Placer Dome recorded write-downs and provisions totalling $310 million (with nil tax effect), including $299 million for the Getchell Mine and $8 million for the Bald Mountain Mine. Placer Dome wrote off Getchell after extensive analysis failed to identify a mine plan that would recover the carrying value of the asset.
(ii)	On October 22, 2002, Placer Dome gained control of AurionGold Limited, by issuing 77,934,094 shares and cash of $63 million. This increased the Corporation’s ownership in the Granny Smith and Porgera Mines to 100% and 75% from 60% and 50%, respectively, and added the Henty, Kalgoorlie West and the Kanowna Belle gold mines to the Corporation’s holdings.
(iii)	Effective July 1, 2002, Placer Dome and Kinross Gold Corporation formed the Porcupine Joint Venture which combined the operations of the Dome mine and mill, with Kinross’ Hoyle Pond, Pamour and Nighthawk Lakes mines as well as the Bell Creek mill. Placer Dome owns a 51% interest in the joint venture.
(iv)	During the fourth quarter of 2002, Placer Dome changed its accounting policy, retroactive to January 1, 2002, with respect to depreciation and depletion of property, plant and equipment to exclude future estimated mining and development costs. Previously, certain mining operations had included future cost estimates and associated reserves in their depreciation calculations. This change was made to remove the inherent uncertainty in estimating future mining and development costs in arriving at depreciation and depletion rates. This change was applied retroactively with restatement of 2001 comparative figures. The impact of the change in 2001 was to increase operating loss and net loss by $8 million or $0.03 per share.
(v)	On January 1, 2003, Placer Dome adopted Canadian Institute of Chartered Accountants (“CICA”) Handbook section 3110, “Asset Retirement Obligations”, which requires that the fair value of liabilities for asset retirement obligations be recognized in the period in which they are incurred. This new policy was applied retroactively with restatement of 2002 and 2001 comparative figures and an increase to the net earnings in 2002 and 2001 of nil and $28 million respectively. As a result of the new policy, the retained earnings as at January 1, 2001 were reduced by $45 million with a corresponding adjustment to increase Property, plant and equipment of $8 million and increase Deferred credits and other liabilities of $60 million.
(vi)	On July 23, 2003, Placer Dome completed the acquisition of 100% of the shares of East African Gold for $255 million. The transaction provides Placer Dome with the North Mara open pit gold mine in Northern Tanzania.
(vii)	During the fourth quarter of 2003, Placer Dome early adopted, effective January 1, 2003 without restatement, the CICA Handbook section 3870 “Stock Based Compensation”, which requires fair value accounting for all stock options issued during the year. The effect of this change in 2003 was to decrease net earnings on a pre and after tax basis by $6 million ($0.01 per share).

(viii)	On December 23, 2003, Placer Dome entered into a joint venture agreement with Newmont Mining Corporation (“Newmont”) at Turquoise Ridge. Placer Dome owns 75% of the joint venture and is the operator. Newmont acquired a 25% ownership position in the Turquoise Ridge and Getchell deposits.
(ix)	In the fourth quarter of 2003, Placer Dome finalized the AurionGold purchase price allocation resulting in several adjustments to the fair values assigned to the acquired assets and liabilities from the initial purchase price allocation. Accordingly, Placer Dome’s 2002 consolidated balance sheet has been restated to reflect these changes. In particular, the allocation to mineral properties and mine development has decreased by $280 million, while the allocation of value for undeveloped mineral interests, deferred taxes and other long term assets has increased $14 million, $20 million and $27 million, respectively. The residual goodwill amount has also increased by $230 million to $430 million. Net earnings for 2002 were not re-stated as the effect on the post acquisition period in that year was not material.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS — CANADIAN GAAP

INTRODUCTION

     The Management’s discussion and analysis (“MD&A”) provides a detailed analysis of Placer Dome’s business and compares its 2003 financial results with those of the previous two years. In order to better understand the MD&A, it should be read in conjunction with the Consolidated Financial Statements and its related notes. The Corporation also prepares and files its consolidated financial statements and MD&A in United States (“U.S.”) dollars and in accordance with U.S. generally accepted accounting principles (“GAAP”). The U.S. GAAP consolidated financial statements and MD&A are contained in the Corporation’s Annual Report to Shareholders, Annual Information Form and Form 40-F. This MD&A is made as of February 26, 2004.

	2003	2002	2001

	All amounts are in millions of
	U.S. dollars, except where otherwise
	indicated.
Sales	1,802	1,259	1,266
Mine operating earnings
Gold	368	271	246
Copper	50	44	59
Other	(25)	(9)	(10)

	393	306	295

Net earnings (loss)	212	119	(160)
Cash flow from operations	337	339	356

Gold
Consolidated production (000s ozs)(i)	3,885	2,852	2,834
Cash cost ($/oz)(i)	215	180	184
Total cost ($/oz)(i)	274	237	242
Consolidated sales (000s ozs)	3,920	2,809	2,933
Price realized ($/oz)	375	342	326
London spot price ($/oz)	363	310	271

Copper
Consolidated production (000s lbs)	425,358	427,477	417,160
Cash cost ($/lb)	0.52	0.46	0.45
Total cost ($/lb)	0.68	0.60	0.60
Consolidated sales (000s lbs)	411,996	431,162	420,338
Price realized ($/lb)	0.80	0.71	0.74
London spot price ($/lb)	0.81	0.71	0.72

(i)	Placer Dome’s share of gold production, cash and total production costs were 3,861,000 ozs, $215/oz and $274/oz in 2003, 2,823,000 ozs, $180/oz and $237/oz in 2002 and 2,756,000 ozs, $184/oz. and $242/oz in 2001.

1.  HIGHLIGHTS

•	Placer Dome’s share of gold production in 2003 was 3,861,000 ounces, an increase of 37% compared to the prior year due to the acquisition of AurionGold Limited (“AurionGold”) in the fourth quarter of 2002, the acquisition of East African Gold Mines Limited (“East African Gold”) effective July 23, 2003 (see Strategic Review section) and increased production from the Golden Sunlight, Porgera, Turquoise Ridge and South Deep mines. This was partially offset by decreased production at the Granny Smith and Bald Mountain mines.

•	Placer Dome’s estimated proven and probable mineral reserves as of December 31, 2003 increased by 15% over 2002 levels to 60.5 million ounces of gold. The increase was due primarily to the inclusion of mineral reserves from the East African Gold transaction (2.9 million ounces acquired and an additional 1.0 million ounces identified following the acquisition), the Cortez Hills discovery during the year (3.2 million ounces), and increases at other sites, including Porgera and Turquoise Ridge, due to additional work and an increase in the long-term gold price assumption from $300 to $325 per ounce. Proven and probable copper reserves decreased by 6% due to depletion.

•	Consolidated net earnings in accordance with Canadian GAAP for 2003 were $212 million or $0.50 per share, compared with earnings of $119 million or $0.30 per share in 2002 and a loss of $160 million or $0.53 per share in 2001.

•	In 2003, Placer Dome’s net earnings were impacted by an unrealized non-hedge derivative gain of $15 million (2002 — loss of $8 million).

•	Placer Dome’s net earnings for 2003 were positively impacted by the recognition in the second and fourth quarters of a non-cash tax asset totalling $111 million for previously unrecorded tax benefits related to its U.S. operations, an amount that is estimated more likely than not to be realized beyond 2003. The recognition reflects a more positive outlook for Placer Dome’s U.S. operations including an improved gold price environment. This was partially offset by non-cash foreign exchange losses on deferred tax liabilities denominated in foreign currencies which appreciated against the U.S. dollar during 2003 and the recording of provisions for known tax contingencies where, in the judgment of the Corporation, it was probable that a liability had been incurred.

•	In 2003 and 2002, Placer Dome did not record any write-downs. In 2001 it recorded write-downs totalling $310 million, mostly comprised of $299 million related to the Getchell project after extensive analysis failed to identify a mine plan that would recover the carrying value of the asset.

•	Cash flow from operations was $337 million in 2003 compared with $339 million and $356 million in 2002 and 2001, respectively. Excluding the impact of non-cash working capital, cash flow from operations was $366 million in 2003, $375 million in 2002 and $325 million in 2001. The decrease of 2% from 2002 primarily reflected higher cash mine operating earnings, more than offset by increased expenditures on deferred stripping, taxes and non-mine operating costs (including exploration and resource development, technology and other).

•	Compared to the prior year, Placer Dome’s share of unit cash and total costs(i) increased by 19% and 16% to $215 and $274 per ounce of gold, respectively. The increase in cash cost per ounce was due primarily to the inclusion of the relatively higher cost AurionGold mine interests acquired in the fourth quarter of 2002 ($10 per ounce), and the impact of the following items on Placer Dome’s other mining operations: the appreciation of the South African rand, the Canadian dollar and Australian dollars, the Papua New Guinean kina and the Chilean peso against the U.S. dollar (cumulatively $12 per ounce) and increased global energy costs ($6 per ounce).

•	Consolidated copper production was approximately the same and cash costs per pound(i) increased 13% compared with the prior year due to higher energy costs, the appreciation of the Australian dollar and Chilean peso against the U.S. dollar and higher acid expenditures and unplanned maintenance costs at the Zaldívar mine.

•	On April 15, 2003, Placer Dome announced the start-up of the Turquoise Ridge gold mine on the Getchell property and in December of the year entered into a joint venture agreement, effective December 23, 2003, with Newmont (see Strategic Review section).

•	Under Placer Dome’s precious metal sales program, the Corporation realized an average price of $375 per ounce of gold in 2003, a premium of $12 per ounce over the average spot price during the period, which added $41 million to revenue. During 2003, Placer Dome reduced the maximum committed ounces under its gold sales program by 2.9 million ounces to 9.7 million ounces, excluding the 0.8 million ounces from the East African Gold acquisition, or 18% of 2002 year end gold mineral reserves. At December 31, 2003, Placer Dome’s maximum committed ounces under its gold sales program were 17% of 2003 year end gold mineral reserves. On December 31, 2003, based on the closing spot price of gold of $417 per ounce and an Australian to U.S. dollar exchange rate of $1.3319, the mark-to-market value of the precious metals sales and derivative program was negative $705 million.

•	Looking ahead, Placer Dome’s share of gold production in 2004 is targeted at approximately 3.6 million ounces down from 2003 due to the closure of Misima and the temporary cessation of milling at Golden Sunlight. Cash and total production costs for gold are estimated to be between $225 and $230 per ounce, assuming current exchange rates. Total costs are estimated at $290 to $295 per ounce. Copper production for 2004 is expected to be approximately 400 million pounds at cash and total costs of $0.51 and $0.67 per pound, respectively.

•	As at February 26, 2004, the Corporation had 412,132,798 common shares outstanding. As at the same date, it had $230 million in convertible debentures outstanding (see note 13(a)(iv) to the Consolidated Financial Statements), none of which were in a position to be converted on February 26, 2004. If conversion were possible, the total number of common shares the Corporation would have to issue on conversion on that date would be 10,991,631. As at February 26, 2004, the Corporation had 17,531,257 share options outstanding under its stock based incentive plans. If all of these options were converted on that date, the Corporation would have to issue 17,531,257 common shares.

(i)	These are non-GAAP measures that do not have any standardized meaning as prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other entities. See section 8 “Non-GAAP Measures” of this Management’s Discussion and Analysis.

Quarterly Results

	Quarters Ended(i)(ii)
	(unaudited)				Years
					Ended
	March 31	June 30	Sept. 30	Dec. 31	Dec. 31(i)

2003
Sales	$422	$404	$465	$511	$1,802
Mine operating earnings	96	64	106	127	393
Operating earnings	55	14	50	82	201
Net earnings	65	43	27	77	212
Net earnings per common share	0.15	0.10	0.07	0.18	0.50

2002
Sales	$315	$287	$287	$370	$1,259
Mine operating earnings	93	72	63	78	306
Operating earnings	69	40	32	18	159
Net earnings	47	38	33	1	119
Net earnings per common share	0.13	0.11	0.08	—	0.30

(i)	In the fourth quarter of 2003, Placer Dome finalized the AurionGold purchase price allocation resulting in several adjustments to the fair values assigned to the acquired assets and liabilities from the initial purchase price allocation. Accordingly, the results for the first three quarters of 2003 and the December 31, 2002 consolidated balance sheet has been restated to reflect these changes. In particular, the allocation to mineral properties and mine development has decreased by $280 million, while the allocation of value for undeveloped mineral interests, deferred taxes and other long term assets has increased $14 million, $20 million and $27 million, respectively. The residual goodwill amount has also increased by $230 million to $430 million. Net earnings for 2002 were not re-stated as the effect on the post acquisition period in that year was not material.
(ii)	During the fourth quarter of 2003, Placer Dome early adopted, effective January 1, 2003 without restatement, the CICA Handbook section 3870 “Stock Based Compensation”, which requires fair value accounting for all stock options issued during the year. The effect of this change in 2003 was to decrease net earnings on a pre and after tax basis by $6 million ($0.01 per share).

•	Mine operating earnings for the fourth quarter of 2003 were $127 million, an increase of 63% or $49 million over the comparative 2002 due primarily to higher contributions from gold and copper.

•	Gold operating earnings were $119 million in the fourth quarter of 2003 compared with $71 million in the fourth quarter of 2002 due to higher sales volumes and price realized, partially offset by higher unit costs. Gold sales revenue for the quarter was $414 million compared with $288 million in the prior year period, an increase of 44% reflecting a 21% increase in sales volume and a $66 per ounce increase in the average realized price. Consolidated gold production in the fourth quarter increased by 13% to 1,045,279 ounces from 924,105 ounces in 2002 reflecting the inclusion of the acquisitions of AurionGold effective October 31, 2002 and East African Gold effective July 23, 2003 and increased production from the Porcupine, Turquoise Ridge and La Coipa mines. This was partially offset by decreased production at the Granny Smith, Bald Mountain and Cortez mines.

•	The increase in average realized sales price was due to a 21% increase in the average spot gold price partially offset by a decrease in the contribution from Placer Dome’s precious metals sales program to $7 million in the fourth quarter 2003 from $12 million in the fourth quarter of 2002. Placer Dome’s share of cash and total production costs per ounce for the fourth quarter of 2003 were $226 and $285, respectively, compared with $181 and $247 in 2002. The increase in cash cost per ounce was due primarily to the inclusion of the relatively higher cost AurionGold mine interests acquired in the fourth quarter of 2002 ($7 per ounce), and the impact of the following items on Placer Dome’s other mining operations: the appreciation of the South African rand, the Canadian and Australian dollars and the Papua New Guinea kina against the United States dollar (cumulatively $19 per ounce); and increased global energy costs ($2 per ounce). The average exchange rate of the Canadian and Australian dollars, Papua New Guinean kina, Chilean peso and South African rand to the U.S. dollar appreciated 19%, 28%, 22%, 16% and 44%, respectively, from the fourth quarter of 2002 to 2003.

•	Copper operating earnings of $21 million in the fourth quarter of 2003 were 40% higher than the prior year period due primarily to a 23% higher realized price per pound, partially offset by decreased sales volume and increased costs. Copper sales revenue for the quarter was $89 million compared with $75 million in the 2002 period, reflecting the increase in the average realized price partially offset by a 4% decrease in sales volume. Consolidated copper production in the fourth quarter of 2003 was 111.1 million pounds (50,395 tonnes), 3% greater than the prior year period as increased production at the Zaldívar mine was partially offset by lower production from the Osborne mine. Consolidated cash and total production costs per pound of copper for the period were $0.52 and $0.67, respectively, compared with $0.48 and $0.58, respectively, in 2002. The increase was due to higher energy costs, the appreciation of the Australian dollar and the Chilean peso against the U.S. dollar, and higher acid expenditures and unplanned maintenance costs at the Zaldívar mine.

•	Costs related to general and administrative, exploration, technology, resource development and other totalled $45 million for the three month period ended December 31, 2003 a decrease of $15 million from the prior year period. The $17 million decrease in resource development, technology and other was primarily due to a reduction of $9 million to the fair value of the Turquoise Ridge environmental closure accrual in the fourth quarter of 2003 and an accrual in the fourth quarter of 2002 for additional capital expenditures to upgrade water treatment facilities at the closed Equity Silver mine.

•	Investment and other business income (losses) in the year and three month periods ended December 31, 2003 was a loss of $3 million compared with a gains of $6 million in the prior year period. The decrease in the year was due losses resulting from the impact of the weakening of the U.S. dollar on net monetary liabilities denominated in other currencies.

•	Placer Dome’s net earnings for the fourth quarter of 2003 were positively impacted by the recognition of a $72 million non-cash tax asset for previously unrecorded tax benefits related to its U.S. operations, an amount that is estimated more likely than not to be realized beyond 2003. The recognition reflects a more positive outlook for Placer Dome’s U.S. operations including an improved gold price environment. This was partially offset by non-cash foreign exchange losses on deferred tax liabilities denominated in foreign currencies which appreciated against the U.S. dollar during 2003 and the recording of provisions for known tax contingencies where, in the judgment of the Corporation, it was probable that a liability had been incurred.

•	Cash flow from operations for three months ended December 31, 2003 was $63 million, compared with $54 million for the same period in 2002. Excluding the impact of non-cash working capital, cash flow from operations was $86 million in 2003 compared with $79 million for the same period in 2002. The increase of 9% from the 2002 period primarily reflected higher cash mine operating earnings, partially offset by increased expenditures on deferred stripping, taxes and non-mine operating costs (including exploration and resource development, technology and other).

2.  STRATEGIC REVIEW

Overview

     Placer Dome’s strategy is to increase shareholder value by continuing to build upon its high quality portfolio of gold producing assets, development and exploration projects to achieve long-term growth in cash flow and earnings per share. Placer Dome has a strategy with the main components having measurable objectives and deliverables. These components are:

1.	Optimizing the performance and value of existing assets through productivity improvements, cost-cutting, and minesite exploration programs which add value by reducing costs, increasing production and/ or extending the mine life through mineral reserves additions;

2.	Investing in new high-quality assets through exploration, project development and acquisition. For example, Placer Dome has rights or ownership interests in three large undeveloped gold deposits (Pueblo Viejo, Cerro Casale and Donlin Creek) and in July acquired a major operation (North Mara) with surrounding exploration rights. In addition, Placer Dome has attractive investment opportunities from exploration projects in and around existing operations; and

3.	Improving the business through innovation to lower costs and provide a competitive advantage — technically, environmentally and socially.

     The strategy is being implemented by:

•	Making business decisions based on disciplined financial criteria that appropriately balance costs, benefits and risks;

•	Investing in people, technology and systems to ensure Placer Dome has the skills and expertise to maximize the value of and control the risks at all minesites;

•	Building land positions near current infrastructure and in geological systems where gold discoveries have been repetitive; and

•	Exploring aggressively on these land packages.

     Consistent with these strategic objectives, in 2003 Placer Dome continued to advance these three components of its strategic plan as evidenced by the items noted below.

Asset Optimization

•	The Cortez joint venture discovered a major new mineralized zone called the Cortez Hills deposit. Placer Dome’s 60% share of the estimated proven and probable mineral reserve is 3.2 million ounces of gold (22.5 million tonnes with an average grade of 4.36 grams per tonne), its share of the additional estimated measured and indicated mineral resource is 0.3 million ounces of gold and its share of the additional estimated inferred mineral resource is 0.6 million ounces of gold. Exploration work at the deposit, which is open along strike and at depth, is ongoing;

•	In September, Placer Dome approved the development of Stage 5B of the open pit at Golden Sunlight. Production from Golden Sunlight was suspended in December 2003 until ore is delivered from Stage 5B. Pre-stripping of Stage 5B started in September 2003 with production scheduled to commence in mid-2005 and continue until 2008. Stage 5B is expected to produce over 520,000 ounces at estimated cash and total costs per ounce of $252 and $263, respectively. Capital costs, principally overburden removal for Stage 5B, are estimated at $39 million;

•	In June, Placer Dome made the decision to proceed with the development of Stage 7 of Bald Mountain’s Top Pit. Stage 7 adds 400,000 incremental ounces to the mine’s production profile with total future production now estimated at approximately 600,000 ounces at estimated cash and total costs per ounce of $192 and $239, respectively;

•	On April 15, Placer Dome announced the start-up of the Turquoise Ridge gold mine on the Getchell property. The mine is expected to reach full production of 300,000 ounces per year by the end of 2004. Effective December 23, 2003, Placer Dome entered into a joint venture agreement with Newmont Mining Corporation (“Newmont”) at Turquoise Ridge. Placer Dome owns 75% of the joint venture and is the operator. Newmont acquired a 25% ownership position in the Turquoise Ridge and Getchell deposits. Under an ore sale agreement, Newmont will purchase up to approximately 2,000 tons per day of joint venture ore and process it at cost at its nearby Twin Creeks mill. As a result of the joint venture and ore sale agreement, Placer Dome anticipates realizing savings in the form of lower operating costs and improved recoveries, which are expected to reduce cash and total costs to approximately $190 and $230 per ounce, respectively, from the original estimates of $215 and $265 per ounce. The joint venture is also expected to reduce Placer Dome’s life-of-mine capital investment in Turquoise Ridge by over $40 million as well as eliminate the $26 million in capital Placer Dome would have required to refurbish the existing mill on the Turquoise Ridge property. The formation of the joint venture also provides an opportunity to reduce the economic cut-off grade of the Turquoise Ridge deposit. This is expected to improve the continuity of the mineral resource, increase mineral reserves, and extend the life of the mine beyond the existing mine plan. The combination of additional drilling and a reduced cost structure due to the joint venture resulted in an increase in Turquoise Ridge’s estimated proven and probable mineral reserves of 81% to 4.9 million ounces (Placer Dome share 3.6 million ounces);

•	In October, a feasibility study commenced to assess the potential for an underground mine to extract the mineralization that extends below the Wallaby open pit. The study will be completed in the first quarter of 2005, with the primary goal of justifying the exploitation of the Zone 60 ore body. Delineation drilling will be conducted from surface within the Wallaby open pit and from underground drill drives. The study will also include trial underground mining in one of the upper areas of the proposed underground. This trial is expected to result in the production of approximately 75,000 additional ounces in the period resulting in the feasibility study being cost neutral;

•	During 2003, work continued on the optimization of the feasibility study for the Porcupine Joint Venture’s proposed Pamour open pit mine. Following completion of the optimization study in early 2004, the project was approved by the management committee of the joint venture and Placer Dome, subject to the approval of the other joint venture partner, which approval is expected at the end of February.

Overburden removal at the site is expected to commence in the third quarter of 2004 with gold production expected to start in the third quarter of 2005. Placer Dome’s share of the capital cost of the Pamour mine is estimated at $30 million (including deferred stripping costs) and it is expected to produce 1.6 million ounces of gold (Placer Dome share 800,000 ounces) over the next ten years at estimated cash and total costs per ounce of $243 and $293, respectively;

•	Development work on Campbell’s DC zone intended to provide access to over 300,000 ounces of mineral resources and allow exploration in surrounding areas was initiated in 2003. The development program calls for an overall investment of $19 million through 2005, $12 million of which was expended in 2003. The DC zone is a new mining area within the Campbell mine and lies between 5500 and 6300 feet below surface, accessed by the bottom two levels of the Reid shaft. The development program is proceeding on plan and on budget with the structure being intersected ahead of schedule, development along the DC Zone itself commenced in December 2003;

•	In December the development of Kalgoorlie West’s Raleigh underground mine was approved subject to finalization of joint venture agreements. The underground mine will be an extension of the Raleigh open pit mine with production scheduled to commence in late 2004 and continue through 2008. The Raleigh mine is located partially on a mining lease owned 100% by Placer Dome and partially on a mining lease owned by a joint venture in which Placer Dome has a 51% interest. Placer Dome’s share of the capital cost is estimated at $17 million, with $11 million to be spent in 2004, and its share of production over the six year mine life is expected to be approximately 250,000 ounces at estimated cash and total costs per ounce of $218 and $287, respectively. Joint venture negotiations are continuing and should these extend beyond the first quarter of 2004, this schedule will be impacted; and

•	As part of ongoing cost management efforts, workforce reductions totalling 126 employees and contractors were carried out during the year at the Kalgoorlie West, Musselwhite and Porcupine operations.

Investment in New High Quality Assets

•	On July 23, Placer Dome completed the acquisition of 100% of the shares, on a fully diluted basis, of East African Gold for approximately $255 million. The acquisition provides Placer Dome with the North Mara open pit gold mine in northern Tanzania which, based on the mineral reserves at the time of the acquisition of 2.9 million ounces, East African Gold had forecast to produce approximately 220,000 ounces per year at cash costs of $200 per ounce. The acquisition also included an extensive land package in the area. An expansion of the site’s nominal mill throughput from approximately 2.0 million to 2.8 million tonnes per annum has been approved at an estimated cost of $25 million. The expansion is scheduled for completion in the fourth quarter of 2004 and is expected to increase estimated annual production to between 280,000 and 300,000 ounces at cash and total costs per ounce of $163 and $195, respectively. At December 31, 2003, primarily as a result of additional drilling, after allowance for depletion the estimated mineral reserve for North Mara increased to 3.8 million ounces;

•	On April 14, 2003, the Special Lease Agreement (“SLA”) for the Pueblo Viejo Project was ratified by the Congress of the Dominican Republic. During 2003, Placer Dome’s work at Pueblo Viejo focussed on scoping studies to confirm the geology and evaluate processing alternatives. A new mineral resource model was formulated which forms the basis for the current indicated mineral resource estimate of approximately 17.5 million ounces of gold that are refractory in nature and associated with zinc and copper mineralization. Based on the success of scoping study work completed to date, Placer Dome is continuing pre-feasibility studies that are to be completed in the second half of 2004. As a result of encouraging results from the autoclave test work, the focus of the work in 2004 will be on refining the autoclaving process, completing an 11,000 metre infill drill program to further delineate the high grade mineral resource areas and finalizing concepts for waste rock impoundment. The budget for 2004 activities is estimated to be $15 million. The project studies remain on track for completion of a bankable feasibility study and production decision in the first half of 2005;

•	Placer Dome controls 51% of the Cerro Casale project located in north-central Chile. Its share of the project contains an estimated 13 million ounces of measured and indicated gold mineral resources and an estimated 3.3 billion pounds of measured and indicated copper mineral resources. In 2000, a feasibility study was completed on the project and necessary environmental permits and water rights were obtained. Due to the low prices of metals at that time, it was decided not to proceed with construction of the project. In November 2003, the joint venture announced it was updating the feasibility study due to stronger metal prices and the time lapse from the original study. The feasibility study, updated for contemporary economic assumptions and capital and operating costs, is on schedule for delivery to the partners in early March 2004. The joint venture will then meet and assess the updated findings. Placer Dome is evaluating options and assessing the ability to obtain senior project financing for Cerro Casale. Under the terms of the joint venture agreement, Placer Dome is required to:

•	Arrange $1.3 billion in financing, including contributing $200 million in equity on behalf of the joint venture partners, and

•	Provide a pre-completion guarantee for an amount not greater than $1.1 billion in senior and subordinated loans.

The senior loans are required to be an amount which is not less than 50% of the initial project capital requirements. Once financeable, Placer Dome will make a decision on development; and

•	In February 2003, Placer Dome exercised its option to become joint venture manager and has the right to earn an additional 40% interest, for a total of 70%, in the Donlin Creek project from NovaGold Resources Inc. In order to do this, Placer Dome must expend $32 million, complete a feasibility study and make a positive construction decision for a mine that would produce at least 600,000 ounces of gold per annum. If Placer Dome chooses not to complete the earn-in, the Corporation will retain its 30% interest. Located in Alaska, U.S., Donlin Creek (100% basis) hosts an estimated 11 million ounce measured and indicated mineral resource and an estimated 14.3 million ounce inferred mineral resource making it one of the largest undeveloped gold resources in North America. Work in 2003 focused on identifying feasible alternatives for project access, power supply, and local sources of key consumables. Plans for 2004 include additional test work to further refine the flowsheet, completion of a pre-feasibility study and continuing the environmental baseline studies required for permitting. Pending a positive pre-feasibility assessment, the permitting process would begin in the fourth quarter of 2004 and run concurrently with the development of the final feasibility study. The project budget for 2004 is $6 million.

Innovation

•	The Cortez mine demonstrates a good example of technical innovation at work. It has completed an engineering pre-feasibility study comparing the viability of treating carbonaceous, preg-robbing ore from the Pipeline deposit using two new competing processes. One method uses a modified cyanide-based leaching process and the other uses a thiosulfate-based heap leaching process. A feasibility study commenced in the fourth quarter of 2003 and is expected to be completed by mid 2004. The selected alternative will reduce Cortez’ need to sell carbonaceous ore, thereby reducing costs and increasing the potential to add mineral reserves.

•	Two other promising technology based projects are the “MiniMole”, also named GARTH, and fuel cell powered underground mining vehicles. By December of 2003, Placer Dome had completed extensive testing of the first GARTH prototype and commenced planning underground trials of the machine at the Campbell mine, which are expected to start in the second quarter of 2004. This research program is pursuing the development of a novel new machine that will allow the “surgical” mining of narrow vein and reef-type deposits. Mining in this selective manner has the aim of removing personnel from the active rock face thereby making the exploitation of these deposits safer. It will also drastically reduce the amount of development and waste dilution that is experienced with conventional mining methods. Placer Dome is also one of the founding members of the Fuelcell Propulsion Institute of Denver, Colorado which is a consortium for the development of fuel cell powered underground mining vehicles managed by Vehicle Projects LLC, Denver. These vehicles will offer the advantages of no harmful emissions, reduced mine ventilation costs, and ultimately, healthier workplace environments. Following successful trials of the first-ever fuel cell powered mining locomotive in 2002, Placer Dome is continuing its support of the next phase of research, which involves developing and demonstrating a fuel cell powered underground load-haul-dump (“LHD”) machine. The fuel cell powered LHD will be assembled in 2004 and is expected to undergo performance and underground production testing in the first quarter of 2005; and

•	As part of its previously announced enterprise-wide business process improvements initiative, Placer Dome has entered into strategic sourcing agreements for tires, cyanide, explosives and fuels and lubricants that are expected to result in estimated total savings of $15 million to the Corporation over the next three years. Placer Dome is now actively pursuing potential opportunities for savings in other consumables. Placer Dome has also completed its review of maintenance processes and has identified improvements which will be implemented over the next two years resulting in estimated annualized benefits of $30 million per year by 2006.

Outlook

     As a result of its strategic initiatives, Placer Dome’s longer-term expectation is to enhance its position among major global gold miners with a high-quality, geographically balanced portfolio of operations. The technology focus will advance, intellectually protect and implement new technologies that improve operating performance at all sites. Through implementation of business process redesign it will achieve industry leading enterprise-wide business processes and systems that enable global innovation, planning and execution of strategy. Placer Dome’s strategic plan is expected to result in a continuation of its high quality portfolio of gold mining assets, a strong balance sheet and cash flow generation, and investment grade credit ratings.

     Placer Dome’s specific targets for 2004 relating to its strategic goals include:

•	Gold production in 2004 of approximately 3.6 million ounces down from 2003 due to the closure of Misima and the temporary cessation of milling at Golden Sunlight. Cash and total production costs for gold are estimated to be between $225 and $230 per ounce. Total costs are estimated at $290 to $295 per ounce. Copper production for 2004 is expected to be approximately 400 million pounds at cash and total costs of $0.51 and $0.68 per pound, respectively. See Review of Mining Operations for targets for specific mines;

•	Advance exploration and development projects and acquire new projects;

•	Continued advancement towards the implementation of Placer Dome-developed technologies at mine sites; and

•	Add to the significant progress achieved to date on its enterprise-wide business process improvements initiative.

     As a result of the recognition in 2003 of a non-cash tax asset totalling $111 million for previously unrecorded tax benefits related to its U.S. operations, Placer Dome’s U.S. operations, including the Cortez mine, are expected to be taxable in 2004.

     In 2004, Placer Dome’s share of capital expenditures, excluding pre and deferred stripping, are anticipated to be approximately $295 million, including $42 million at South Deep for completion of the shaft project and underground development, $35 million for mobile equipment and leach pad expansion at Cortez, $27 million at the Porcupine Joint Venture for the development of the Pamour open pit mine and underground development at the Hoyle Pond mine, $19 million for the expansion of the North Mara plant, $15 million to bring Turquoise Ridge to full mine production, and $12 million for underground development at Kalgoorlie West. The increase from the previously disclosed $275 million was due to the approval, in early 2004, of Placer Dome’s share of capital expenditures for the Pamour project. In addition to this, Placer Dome’s share of pre and deferred stripping expenditures in 2004 is anticipated to be approximately $30 million and $65 million, respectively. Exploration expenditures in 2004 are anticipated to be approximately $75 million, about $50 million of which will be allocated to exploration activities within an economic radius of existing mine sites. Placer Dome also plans to spend approximately $55 million in 2004 on resource development, technology advancement, gold marketing and other related items.

     In 2004, Placer Dome expects to reduce its committed ounce position of its precious metals sales program to nine million ounces of gold by delivering into contracts and closing out positions as quickly and opportunistically as market conditions allow.

     The sensitivity of annual net earnings to key metal price changes based on metal prices of $350 per ounce for gold and $0.90 per pound for copper and projected 2004 sales volumes is estimated as follows:

		Change in 2004 net	Change in 2004 net
	Price change	earnings	earnings per share

		(millions of $)
Gold	$25.00/oz.	$39	$0.10
Copper	0.05/lb.	10	0.03

3.  REVIEW OF MINING OPERATIONS

PRODUCTION AND OPERATING SUMMARY

			For the year ended December 31								Estimated annual 2004

				Placer Dome’s Share

	Placer						Production		Cost per
	Dome’s share		Mine	Millfeed					unit(2)		Production		Cost per unit(12)
	(% of mine		operating	(000s	Grade	Recovery	(ozs,	%	($/oz, $/lb)		(ozs,		($/oz, $/lb)
Mine	production)		earnings(1)	tonnes)	(g/t,%)	(%)	000s lbs)	change	Cash	Total	000s lbs)		Cash	Total

GOLD
Canada
Campbell	100%	2003	$21	363	17.6	96.1	197,114	+2%	202	264	208,000		230	300
		2002	$12	357	17.5	96.1	193,150		172	244
Musselwhite	68%	2003	4	905	5.5	95.5	151,422	+6%	250	330	157,000		240	320
		2002	1	787	5.9	95.3	142,579		219	292
Porcupine(3)	51%	2003	22	2,106	3.7	92.4	233,101	n/a	206	262	193,000		230	300
		2002	2	1,095	3.2	91.6	101,919		230	285
Dome(3)	100%	2002	(3)	1,673	2.4	91.8	118,663		245	328

United States
Bald Mountain(4)	100%	2003	8	4,125	0.7	•	90,601	-47%	228	279	83,000		140	250
		2002	19	5,265	1.1	•	172,328		152	203
Cortez(4)(5)	60%	2003	114	14,398	1.8	•	639,241	-2%	135	172	563,000		170	220
		2002	86	8,624	2.7	•	649,006		129	168
Golden Sunlight	100%	2003	52	2,245	4.0	82.1	234,946	+110%	143	151	—		—	—
		2002	—	2,271	2.0	78.4	111,806		279	305
Turquoise Ridge(6)	100%	2003	8	—	—	—	92,965	n/a	215	220	225,000		210	230
		2002	2	—	—	—	54,806		107	179

Australia
Granny Smith(7)	100%	2003	11	3,955	2.5	88.8	280,129	-14%	246	320	286,000		310	370
	100% 60%	2002	46	2,505	4.3	92.5	326,894		124	161
Henty(7)	100%	2003	3	289	11.4	95.6	102,070	n/a	204	308	104,000		220	340
		2002	(1)	43	7.4	93.7	7,963		323	414
Kalgoorlie West(7)	100%	2003	(4)	3,438	3.8	95.2	396,254	n/a	271	364	245,000		320	390
		2002	(2)	516	4.0	93.9	61,841		201	330
Kanowna Belle(7)	100%	2003	21	1,909	4.9	89.0	262,889	n/a	204	283	245,000		240	330
		2002	1	326	5.7	90.1	69,337		147	269
Osborne(8)	100%	2003	•	1,485	1.0	80.5	37,357	-2%	•	•	40,000		•	•
		2002	•	1,461	1.0	79.9	38,149		•	•

Papua New Guinea
Misima(9)	80%	2003	4	4,471	0.7	87.6	94,837	-18%	276	310	25,000		300	310
		2002	14	4,757	0.9	88.4	115,638		196	213
Porgera(7)	75%	2003	30	4,242	5.3	87.6	638,940	+73%	256	320	678,000		210	270
	75%/50%	2002	(1)	2,437	5.2	84.7	368,769		216	298

Chile
La Coipa(10)	50%	2003	10	3,208	1.2	83.6	99,637	+4%	208	291	81,000		240	320
		2002	1	3,172	1.1	84.7	95,989		224	306

South Africa
South Deep	50%	2003	4	979	7.2	96.9	220,371	+13%	301	342	248,000		320	370
		2002	13	889	7.1	96.4	194,238		204	241

Tanzania
North Mara(11)	100%	2003	7	869	3.4	93.5	89,525	n/a	225	301	215,000		240	300

Currency hedging		2003	12
		2002	(5)
Metals hedging revenue		2003	41
		2002	86

TOTAL GOLD(2)		2003	$368				3,861,399	+37%	215	274	3,575,000	-	225-230	290-295
		2002	$271				2,823,075		180	237	3,625,000

COPPER
Osborne(8)	100%	2003	(1)	1,485	3.0	96.0	93,638	-8%	0.56	0.74	90,000		0.57	0.74
		2002	4	1,461	3.3	96.0	101,652		0.47	0.63
Zaldívar(4)	100%	2003	56	16,942	1.1	•	331,720	+2%	0.51	0.66	315,000		0.50	0.66
		2002	42	15,961	1.0	•	325,825		0.45	0.59
Currency hedging		2003	—
		2002	(3)
Metals hedging revenue		2003	(5)
		2002	1

TOTAL COPPER		2003	$50				425,358	-0%	0.52	0.68	400,000	-	0.51	0.68
		2002	$44				427,477		0.46	0.60	410,000

Other(1)		2003	(25)
		2002	(9)

CONSOLIDATED MINE		2003	$393
OPERATING EARNINGS(1)		2002	$306

     In the fourth quarter of 2003, Placer Dome finalized the AurionGold purchase price allocation resulting in several adjustments to the fair values assigned to the acquired assets and liabilities from the initial purchase price allocation. Accordingly, Placer Dome’s December 31, 2002 consolidated balance sheet has been restated to reflect these changes. In particular, the allocation to mineral properties and mine development has decreased by $280 million, while the allocation of value for undeveloped mineral interests, deferred taxes and other long term assets has increased $14 million, $20 million and $27 million, respectively. The residual goodwill amount has also increased by $230 million to $430 million. Net earnings for 2002 were not re-stated as the effect on the post acquisition period in that year was not material.

     Notes to the Production and Operating Summary:

(1)	Mine operating earnings represent 100% of the results of mines owned by the Corporation and its subsidiaries and a pro-rata share of joint ventures. Mine operating earnings are comprised of sales, at the spot price, less cost of sales including reclamation costs, depreciation and depletion for each mine, in millions of U.S. dollars. Pursuant to CICA 3465 Income Taxes on business acquisitions, where differences between assigned values and tax bases of property, plant and equipment acquired exist, the Corporation is required to gross up the property, plant and equipment values to reflect the recognition of the deferred tax assets and liabilities for the tax effect of such differences. Other mine operating earnings include a charge of $8 million (2002 — $2 million and 2001 — nil) related to the amortization of the property, plant and equipment allocation.

(2)	Components of Placer Dome’s share of cash and total production costs in accordance with the Gold Institute Standard:

	2003	2002	2001

	$/oz.	$/oz.	$/oz.

Direct mining expenses	205	163	178
Stripping and mine development adjustment	(3)	4	(1)
Third party smelting, refining and transportation	1	1	1
By-product credits	(1)	(1)	(2)

Cash operating costs per ounce	202	167	176

Royalties	12	10	6
Production taxes	1	3	2

Total cash costs per ounce	215	180	184

Depreciation	34	43	46
Depletion	22	10	3
Reclamation and mine closure	3	4	9

Total production costs per ounce	274	237	242

(3)	Placer Dome completed an agreement with Kinross to form the Porcupine Joint Venture that combined the operations of Dome mine with certain operations of Kinross effective July 1, 2002. The 2002 Dome mine reflects the results for the first six months to June 30, 2002, and the Porcupine mine reflects 51% of the combined operation from July 1, 2002 onward.

(4)	Recovery percentage is not susceptible to accurate measurement at heap leach operations.

(5)	The Cortez mine processes material by way of carbon-in-leach and heap leaching.

	Millfeed	Grade	Recovery	Production
	(000s tonnes)	(g/t)	(%)	ozs.

Carbon-in-leach
2003	2,071	6.53	89.8	390,087
2002	2,041	7.43	88.6	431,429

Heap leach
2003	12,049	0.85	Note 4	198,107
2002	6,407	1.03	Note 4	173,548

Sale of carbonaceous ore
2003	278	6.71	85.1	51,047
2002	176	8.61	90.6	44,029

Total
2003	14,398	1.78	Note 4	639,241
2002	8,624	2.70	Note 4	649,006

(6)	Production from the Turquoise Ridge mine relates to third party ore sales. As a result of the joint venture agreement with Newmont completed in late December 2003, estimated annual 2004 production for Turquoise Ridge reflects the Corporation’s 75% share. The cash and total cost per ounce balances do not include the cost of processing the ore.

(7)	On October 22, 2002, Placer Dome gained control of AurionGold Limited. This increased the Corporation’s ownership in Granny Smith Mine to 100% and Porgera Mine to 75% from 60% and 50% respectively as well as adding Henty, Kalgoorlie West and

Kanowna Belle mines to the company’s holdings. The additional 40% of Granny Smith and 25% of Porgera acquired contributed 30,689 ounces and 47,864 ounces, respectively in November and December, 2002.

(8)	Osborne produces copper concentrate with gold as a by-product. Therefore, gold unit costs are not applicable.

(9)	Silver is a by-product at the Misima mine, where grade, recovery and Placer Dome’s share of production for silver were 7.5 grams of silver per tonne, 38.5% and 433,000 ounces, respectively, for 2003 and 10.2 grams of silver per tonne, 37.0% and 574,000 ounces, respectively, for 2002.

(10)	Gold and silver are accounted for as co-products at the La Coipa mine. Gold equivalent ounces are calculated using a ratio of the silver market price to the gold market price for purposes of calculating costs per equivalent ounce of gold. The equivalent ounces of gold produced at La Coipa were 154,519 ounces for 2003, and 149,285 ounces for 2002. At La Coipa (50%), grade, recovery and production for silver were 65.0 grams of silver per tonne, 60.7% and 4,067,000 ounces, respectively, for 2003 and 58.3 grams of silver per tonne, 60.5% and 3,595,000 ounces, respectively, for 2002.

(11)	On July 23, 2003, Placer Dome completed the acquisition of East African Gold which owns 100% of the open pit North Mara mine in northern Tanzania.

(12)	Estimated 2004 annual unit costs for the Canadian, Australian, Papua New Guinean and South Deep mines are based on Canadian and Australian dollar, Papua New Guinean kina, Chilean peso and South African rand exchange rates to the U.S. dollar of 1.33, 1.30, 3.27, 670, and 7.00 to 1, respectively. Any change from these exchange rates would have an impact on the unit costs. At December 31, 2003 these exchange rates were 1.2924, 1.3355, 3.27, 593, and 6.69 to 1, respectively.

2003 compared with 2002

     Mine operating earnings were $393 million in 2003, 28% higher than 2002 due primarily to higher contributions from gold.

     Gold operating earnings increased by 36% in 2003 to $368 million compared with $271 million in 2002. Gold sales revenue was $1,458 million in 2003 compared with $945 million in the prior year, an increase of 54% reflecting a 40% increase in sales volume and a $33 per ounce increase in the average realized price. Consolidated gold production in 2003 increased by 37% to 3,885,108 ounces from 2,851,984 ounces in 2002 reflecting the inclusion of the acquisitions of AurionGold in the fourth quarter of 2002 and East African Gold effective July 23, 2003 and increased production from the Golden Sunlight, Porgera, Turquoise Ridge and South Deep mines. This was partially offset by decreased production at the Granny Smith and Bald Mountain mines.

     The increase in average realized sales price was due to a 17% increase in the average spot gold price partially offset by a decrease in the contribution from Placer Dome’s precious metals sales program to $41 million in 2003 from $86 million in 2002. Placer Dome’s share of cash and total production costs per ounce for 2003 were $215 and $274, respectively, compared with $180 and $237 in 2002. The increase in cash cost per ounce was due primarily to the inclusion of the relatively higher cost AurionGold mine interests acquired in the fourth quarter of 2002 ($10 per ounce), and the impact of the following items on Placer Dome’s other mining operations: the appreciation of the South African rand, the Canadian and Australian dollars and the Papua New Guinea kina against the United States dollar (cumulatively $12 per ounce); and increased global energy costs ($6 per ounce). The average exchange rate of the Canadian and Australian dollars, Papua New Guinean kina and South African rand to the U.S. dollar appreciated 12%, 20%, 9% and 40%, respectively, from 2002 to 2003.

     Copper operating earnings of $50 million in 2003 were 14% higher than 2002 due primarily to a 13% higher realized price per pound, partially offset by decreased sales volume and increased costs. Copper sales revenue was $318 million compared with $289 million in 2002, reflecting the increase in the average realized price partially offset by a 4% decrease in sales volume. Consolidated copper production was 425.4 million pounds (192,960 tonnes), approximately the same as last year due to lower production from the Osborne mine being mostly offset by increased production at the Zaldívar mine. Consolidated cash and total production costs per pound of copper were $0.52 and $0.68, respectively, compared with $0.46 and $0.60, respectively, in 2002. The increase was due to higher energy costs, the appreciation of the Australian dollar and the Chilean peso against the U.S. dollar, and higher acid expenditures and unplanned maintenance costs at the Zaldívar mine.

Canada

•	Production at the Campbell mine in 2003 was similar to 2002 levels. Cash cost per ounce increased 17% from the prior year primarily due to the stronger Canadian dollar. Gold production in 2004 is expected to be 6% higher than 2003 due to higher throughput as a result of a lowering of cut-off grades. Cash costs per ounce are expected to be 14% higher than 2003 levels due to lower cut-off grades and the continued strength of the Canadian dollar.

•	Placer Dome’s share of production in 2003 for the Porcupine Joint Venture was 6% higher than the combination of the Dome mine (first 6 months) and Porcupine Joint Venture (second half of the year) in 2002 due to higher grades partially offset by lower throughput. Cash costs per ounce were positively impacted by the higher production levels and lower costs due to the staff reduction in March 2003, partially offset by the stronger Canadian dollar and higher energy costs. Gold production in 2004 is expected to be 17% lower than 2003 due to the planned closure of the Dome underground in May 2004 and cash costs per ounce are expected to be 12% higher than in 2003 due to lower production levels and the continued strength of the Canadian dollar. Overburden removal at the Pamour mine is expected to commence in the third quarter of 2004 with gold production expected to start in the third quarter 2005.

United States

•	Placer Dome’s share of production from the Cortez mine in 2003 was similar to 2002 as increases in heap leach production and carbonaceous ore sales due to increased tonnage partially offset by lower grade were offset by lower CIL production due to lower grades. Unit cash and total production costs were similar to 2002 levels.

In 2003, a major new mineralized zone was discovered at Cortez Hills (see Strategic Review section). During the year work continued on the evaluation of two competing methods for processing carbonaceous ore (see Strategic Review section).

Gold production in 2004 is expected to be 12% lower than 2003 primarily due to lower CIL and heap leach grades. Cash and total production costs are expected to rise by about 26% to $170 per ounce and 28% to $220 per ounce, respectively, compared with 2003 due to lower grade mill ore, increased cyanide costs due to higher heap leach tonnage treated, and higher electricity costs.

•	At the Bald Mountain mine, production in 2003 was 47% lower than 2002 with a corresponding increase in cash costs due to the planned processing of stockpiled ore. Activities at the site in the second half of 2003 were focussed on pre-stripping of Stage 7 of Bald Mountain’s Top Pit (see Strategic Review section). Production at Stage 7 is scheduled to ramp up during 2004 and is expected to continue until the first quarter of 2007 with the heap leach pads expected to produce gold until 2009. As a result, gold production in 2004 is expected to be 8% lower than in 2003.

•	Production at Golden Sunlight was 110% greater than in 2002 with a corresponding decrease in unit cash costs due primarily to the processing of higher grade ore in the current year and the fact that mine feed was supplemented by lower grade stockpile material in the prior year. Mining from the open pit and the underground mines ceased in August and December, respectively, of this year. Production from Golden Sunlight was suspended in December 2003 and will recommence when ore is delivered from Stage 5B (pre-stripping started in September 2003 with production scheduled to commence in mid 2005 — see Strategic Review section).

•	On April 15, 2003, Placer Dome announced the start-up of the Turquoise Ridge gold mine on the Getchell property and in December of the year entered into a joint venture agreement, effective December 23, 2003, with Newmont (see Strategic Review section). Production at Turquoise Ridge during 2003 was 92,965 ounces from contract mining at the Getchell underground and development work at the Turquoise Ridge mine.

Taking into account the start-up plan and the formation of the Turquoise Ridge Joint Venture, Placer Dome’s share (75%) of gold production from the Turquoise Ridge and Getchell mines in 2004 is expected to be 225,000 ounces. Placer Dome’s share of cash and total costs per ounce for the production of ore is $210 and $230, respectively. These unit costs do not include the cost of processing the ore.

Australia and Papua New Guinea

•	At the Porgera mine, Placer Dome’s share of production in 2003 was 73% above 2002 levels primarily due to higher grades, an additional 25% ownership interest resulting from the AurionGold acquisition in the fourth quarter of 2002 and production interruptions in the prior year due to vandalism which impacted the mine’s power supply. Cash costs per ounce were $256 or 19% higher than the prior year, as increased production was more than offset by the strengthening Australian dollar and Papua New Guinean kina, as well as increased fuel and maintenance costs. Amortization of the fair value allocation of the additional 25% interest from the AurionGold acquisition also caused total costs per ounce to be higher than in 2002.

During 2003, Placer Dome’s share of estimated proven and probable mineral reserves, before mineral reserve depletion, increased by approximately 1.4 million ounces. This increase is primarily attributable to underground mineral reserve delineation and cut-off grade optimization (0.3 million ounces) and open pit modeling and pit design (0.7 million ounces).

In 2004, Placer Dome’s share of gold production is expected to be 678,000 ounces, a 6% increase over 2003 due to higher throughput as a result of the installation of a secondary crusher and higher grades. Unit cash costs are expected to decrease by approximately 18% in 2004 from 2003 due to higher production levels and reductions in operating costs, partially offset by the continued strength of the Australian dollar and Papua New Guinean kina.

•	At the Granny Smith mine, Placer Dome’s share of production in 2003 was 14% below that of the prior year due to lower grades and recovery due to harder ore as the Wallaby pit deepens and the use of low-grade ore to supplement mill feed. This was partially offset by the ownership of an additional 40% for the entire year. Cash costs per ounce were $246 or a 98% increase over the prior year period due to lower production, higher fuel costs and the appreciation of the Australian dollar against the U.S. dollar. Portal construction has commenced as part of the Wallaby Underground Feasibility Study (see Strategic Review section).

Stage 1 of the Wallaby pit was completed during the third quarter of 2003, leaving Stage 2 as the main ore source for the first part of 2004. A number of ore zones at the bottom of Stage 1 did not realize expected ore tonnages. Accordingly, the block model has been revised after in-fill drilling and structural reinterpretation. The new model suggests a proportion of the lower fresh ore structures are thinner than originally interpreted from feasibility modeling. This has resulted in a decrease of approximately 425,000 ounces in the Wallaby open pit mineral reserve estimate.

In 2004, production is expected to be around 286,000 ounces with 33% expected to be in the first half of the year and 67% percent in the second half. Overall this is a 2% increase from 2003 due to increased grades from Stage 3 of the Wallaby pit partially offset by decreased throughput as a result of harder ore. Unit cash costs are expected to increase by approximately 26% in 2004 due to higher mining costs associated with Stage 3, Wallaby underground mining costs, higher royalties and the continued strength of the Australian dollar. The mine was subject to severe weather in February 2004 that resulted in the suspension of milling for two days and flooding in the Wallaby open pit. While the event will not impact annual production, it interrupted first quarter mining activities, leading to a deferral of open pit ore, which was replaced by lower-grade ore from stockpiles.

•	Production from Kalgoorlie West during 2003 was 396,254 ounces, the increase over 2002 was primarily due to the inclusion of the operation for the entire 2003 year (it was acquired effective October 31, 2002). Cash and total costs per ounce were $271 and $364, respectively, a 35% and 10% increase from 2002 due to the use of low-grade ore to supplement mill feed, higher fuel costs and the appreciation of the Australian dollar against the U.S. dollar partially offset by a lower amortization per ounce as a result of the finalization of the AurionGold purchase price allocation.

A detailed review of mineral resources in 2003 at Kalgoorlie West, including the application of current economic criteria and optimized pit shells, resulted in a reduction in the measured and indicated mineral resource estimate by 77% to 727,000 ounces and a reduction in the inferred mineral resource estimate by 22% to 2,086,000 ounces. In 2004, exploration efforts at Kalgoorlie West will focus on realizing the value of a significant land position and the extensive geological database which has been compiled and validated over the past 12 months. This objective will be realized through the use of a regional 3D model and geochemical fingerprinting techniques to identify and test targets at depth.

In 2004, production is expected to be about 245,000 ounces, a decrease of 38% from 2003 due to the closure of underground operations in the second half of 2003, the closure of the mill at Kundana in the first quarter of 2004 and the completion of open pit operations at certain other deposits in 2003. Unit cash costs are expected to increase by approximately 18% in 2004 due to lower production levels and the continued strength of the Australian dollar.

•	At the Kanowna Belle mine production for 2003 was 262,889 ounces with the increase over prior year production levels being primarily due to the inclusion of the operation for the entire 2003 year (it was acquired effective October 31, 2002) partially offset by lower grades. Cash and total costs per ounce were $204 and $283, respectively, a 39% and 5% increase from 2002 due to the use of low grade ore to supplement mill feed, higher fuel costs and the appreciation of the Australian dollar against the U.S. dollar partially offset by a lower amortization per ounce as a result of the AurionGold purchase price allocation. In 2004, production is expected to be about 245,000 ounces, a decrease of 7% due to stope sequencing. Unit cash costs are expected to increase by approximately 18% due primarily to the continued strength of the Australian dollar.

•	At the Osborne mine, copper and gold production in 2003 were 94 million pounds (42,500 tonnes) and 37,357 ounces respectively, a decrease of 8% and 2% from 2002 levels due primarily to lower grades. Cash and total costs per pound of copper (Osborne produces copper concentrate with gold as a by-product) were $0.56 and $0.74, respectively, a 19% and 17%, increase from 2002, due to decreased production, higher fuel costs and the appreciation of the Australian dollar against the U.S. dollar. Production for 2004 is expected to be approximately in line with 2003 levels for copper and increase 7% for gold with cash and total costs per pound of $0.57 and $0.74, respectively. The anticipated increase in unit costs is due to the continued strength of the Australian dollar, mostly offset by higher contribution from gold.

South Africa and Tanzania

•	At the South Deep mine, Placer Dome’s share of production for 2003 was 220,371 ounces, the highest total since Placer Dome entered the joint venture. This 13% increase over the prior year was due to increased throughput and higher grades. Unit cash and total production costs increased by 48% and 42%, respectively, due to a 40% appreciation in the average exchange rate of the rand for the U.S. dollar and higher energy and consumable costs partially offset by increased production. See the Risks and Uncertainties section for an update on the status of the proposed Mineral and Petroleum Resources Development Act and associated legislation.

During the year, work continued on the South Deep Twin Shaft project which is now entering the final stages of development. Earlier expectations for completion had not made adequate time allowances for the installation of precision engineered suspended steel towers in the lower sections of the main shaft. Engineering evaluations of the time to completion are ongoing, and, given recent technical assessments of the installation tolerances for the remaining steel columns, and recent tower installation experience, the joint venture has decided to provide more time for installation and testing to ensure long term shaft performance objectives will be achieved. Accordingly, the estimated commissioning timeframe of the main shaft, previously targeted for late 2003, with full operation by 2004, has now been revised to late 2004. This decision is not expected to result in significant additional capital costs, but will cause a delay in realizing the cost efficiencies related to the ramp-up of operations.

Mineral resource and reserve estimates for South Deep as at December 31, 2003 are based on estimates as at December 31, 2000, depleted for production in 2001, 2002 and 2003. The December 31, 2000 estimates were prepared using appropriate cut-off grades associated with an average long-term gold price of $300 per ounce and an average long-term rand to U.S. dollar exchange rate of 7:1. The geological modeling has been refined since the creation of the disclosed mineral reserves and mineral resources to better reflect the layered, discrete zones of mineralization becoming apparent in the deposit. Although a review of an updated mineral resource estimate is still being carried out by the joint venture, initial indications are that there will be a reduction in the mineral resource primarily in tonnage, and hence in the contained ounce base, compared to the currently disclosed mineral resource at a similar cut-off grade. A mineral reserve estimate will be completed on this mineral resource model. A review and update of the South Deep life of mine plan is currently under way by the joint venture, taking into account technical issues specific to the South Deep operation as well as current and anticipated costs of operating in the South African environment, including the strength of the rand, proposed royalties and social costs imposed by pending minerals legislation. It is anticipated that the completion of the above processes will result in a reduction in the contained mineral reserve ounces. Revised mineral reserve and mineral resource estimates will be announced once the work is completed and reviewed by the joint venture participants, which is anticipated in the second half of 2004. The work currently being carried out with respect to the South Deep life of mine plan will result in revised production and cost guidance being issued.

On January 2, 2004, a rock fall occurred in the South Deep SV-1 sub vertical shaft between 60 and 63 level. It is estimated that between 500 and 1,000 tonnes of rock and shaft liner dislodged itself and fell 320 metres to the bottom of the shaft. The fall caused extensive damage to the shaft and station steelwork, service air and water columns and other shaft infrastructure. Preliminary indications are that the shaft liner appears relatively intact with the exception of the point at which the rock fall originated. No conveyances or winding plant was damaged as a result of this incident. Mining operations at the SV-1 sub vertical shaft ceased in 1999. The SV-1 area is not a significant portion of the immediate mine plan and the impact of the rock fall on longer-term production will be included in the review and update of the South Deep life of mine plan which is currently underway. The insurance underwriters have been notified of the incident and an investigation by joint venture management to determine the extent of the damage is currently in process.

In 2004, Placer Dome’s share of gold production is expected to be approximately 248,000 ounces, a 13% increase over 2003 due to higher throughput, partially offset by lower grades. Unit cash costs are expected to increase by approximately 6% in 2004 from 2003 due to anticipated continued strength of the rand, partially offset by higher production levels.

•	On July 23, 2003, Placer Dome completed the acquisition of the North Mara open pit gold mine in Northern Tanzania (see Strategic Review section) accordingly, the results of operations of the North Mara mine have been included from that date forward. In the five months since acquisition, the mine has produced 89,525 ounces at cash and total costs per ounce of $225 and $301, respectively. An expansion of the site’s nominal mill throughput from approximately 2.0 million to 2.8 million tonnes per annum is under way at an estimated cost of $25 million. The expansion is scheduled for completion in the fourth quarter of 2004. Gold production in 2004 is expected to be approximately 215,000 ounces at cash and total costs per ounce of $240 and $300, respectively.

Chile

•	At the Zaldívar mine, copper production for 2003 was 332 million pounds (150,500 tonnes), in line with the prior year. Cash and total costs per pound during the year were $0.51 and $0.66, an increase of 13% and 12%, respectively over the prior year period, due to higher fuel costs and acid consumption along with unplanned maintenance costs and the strengthening of the Chilean peso. In 2004, production is targeted at 315 million pounds (142,900 tonnes), 5% lower than 2003 due primarily to lower recoveries as a result of a planned higher percentage of slower leaching sulphide ore. Cash costs are expected to decrease to $0.50 per pound, reflecting lower acid and parts consumption, partially offset by lower production.

2002 compared with 2001

     Mine operating earnings were $306 million in 2002, 4% lower than 2001 due primarily to more positive contributions from gold partially offset by lower contribution from copper.

     Gold operating earnings increased by 10% in 2002 to $271 million compared with 2001 due primarily to a higher realized price per ounce. Gold sales revenue was $945 million in 2002 compared with $941 million in the prior year reflecting a 4% decline in sales volume and a $16 per ounce increase in the average realized price. Consolidated gold production decreased by 1% from 2001 levels due to the closure of the Kidston mine in 2001, reduced production from Golden Sunlight as it approaches the end of its mine life, lower production due to lower grades at Cortez and a lower share of production from the Dome mine due to the formation of the Porcupine Joint Venture with Kinross. This was mostly offset by the AurionGold acquisition and increased production at a number of operations, most notably at Granny Smith due to commencement of production at the higher grade Wallaby deposit in the fourth quarter of 2001 and at Bald Mountain as a result of increased heap leach recoveries. Consolidated cash and total production costs per ounce for the year were $180 and $237, respectively, compared with $184 and $242, respectively, in 2001.

     Copper operating earnings of $44 million in 2002 were 25% lower than 2001 due primarily to a 4% lower realized price per pound. Copper sales revenue was $289 million compared with $291 million in 2001, reflecting the decrease in the average realized price partially offset by a 3% increase in sales volume. Consolidated copper production was 427.5 million pounds (193,955 tonnes), up marginally from last year due to higher production from the Zaldívar Mine. Consolidated cash and total production costs per pound of copper were $0.46 and $0.60, respectively, compared with $0.45 and $0.60, respectively, in 2001. The higher costs experienced at the Zaldívar Mine were offset by lower costs at the Osborne Mine.

4.  REVIEW OF FINANCIAL RESULTS

General and Administrative Expenses

     General and administrative expenses were $51 million in 2003, $40 million in 2002 and $41 million in 2001. The increase in 2003 was primarily due to the weakening of the U.S. dollar and the costs associated with the integration of the AurionGold and East African Gold operations.

Exploration Expense

	2003	2002	2001

Minesites	$54	$28	$20
Other projects	23	24	24

	77	52	44

     Minesite exploration, where the probability of success and benefit is highest, increased to $54 million in 2003 compared with $28 million and $20 million in 2002 and 2001, respectively. The increase was due in part to Placer Dome’s strategic focus on increasing the percentage of exploration dollars spent at existing minesites. The increase in 2003 related to activity at the Campbell, Cortez, Kalgoorlie West, Musselwhite and North Mara sites.

Resource Development, Technology and Other Expenses

	2003	2002	2001

Turquoise Ridge development and holding costs	$6	$15	$30
Pueblo Viejo development study	9	3	3
Donlin Creek development study	6	—	—
Cerro Casale feasibility and holding costs	1	1	1
Other	1	—	2

Total Resource Development and Holding Costs	23	19	36
Amortization of mineral rights acquired	10	—	—
Technology	10	7	7
Equity Silver reclamation	2	12	1
Gold marketing	6	7	6
Other	13	10	8

	64	55	58

     Development and holding costs for Turquoise Ridge (formerly Getchell) relate to ongoing site costs subsequent to the suspension of Getchell’s mining operations and standby costs as Turquoise Ridge ramps up. Technology expenditures relate to the research and development of improved methods of locating, extracting and processing ore at lower costs and with less risk and disturbance to the environment, as well as the exploitation of opportunities to reduce procurement and supply costs through information technology (e-commerce) and business process optimization. Reclamation costs for Equity Silver in 2002 relate to an accrual for additional capital expenditures to upgrade water treatment facilities. Other includes expenditures on Placer Dome’s enterprise-wide business process improvements initiative, corporate development costs, partially offset by a reduction of $9 million to the fair value of the Turquoise Ridge CICA 3110 accrual.

Write-downs of Mining Interests

     Annually, or more frequently as circumstances require, Placer Dome performs property evaluations to assess the recoverability of its mining properties and investments. Impairment evaluations for the operating assets consist of comparing the estimated undiscounted future net cash flows for each asset with its carrying value, and where the cash flows are less, a write-down to estimated fair value is recorded.

     Mine asset impairment analyses were performed using a long-term gold price of $350 per ounce in 2003, $300 per ounce in 2002 and $275 per ounce in 2001. In 2003 and 2002, no write-downs were required.

     In 2001, Placer Dome recorded write-downs and provisions totalling $310 million (with nil tax effect), including $299 million for the Getchell Mine and $8 million for the Bald Mountain Mine. In the third quarter, Placer Dome wrote off Getchell after extensive analysis at then current gold prices failed to identify a mine plan that would recover the carrying value of the asset. The charge was comprised of $269 million primarily for property, plant and equipment, $27 million for the excess value ascribed to exploration potential and accruals of $23 million for reclamation and closure obligations.

     While the estimates incorporated in the calculations for the asset impairment evaluations were based on historic and anticipated processing costs and operational results, these variables are subject to a number of uncertainties including the ultimate gold content of the ore, the efficiency of the gold recovery, and the ultimate costs to extract and process the ore. Should the gold price fall below the $350 per ounce level over the longer-term, or should some of the other assumptions prove incorrect, additional asset impairment provisions may be required.

Non-hedge Metal Derivative Gains (Losses)

     The gain of $16 million in 2003 reflected a strengthening of the Australian dollar relative to the U.S. dollar during the year, partially offset by an increasing gold price. The loss of $12 million recorded in 2002 relates primarily to the mark-to-market value adjustment on portions of the AurionGold precious metals program.

Investment and Other Business Income (Losses)

	2003	2002	2001

Foreign exchange losses	(26)	(2)	(4)
Interest income	6	10	16
Interest income on sale of water rights	6	6	6
Gains on sales of investments and assets	—	9	—
Dividend income	—	5	—
Other	13	12	2

	(1)	40	20

     The 2003 foreign exchange losses were due to the impact of the weakening of the U.S. dollar on net monetary liabilities denominated in other currencies. Interest income in 2003 was $4 million lower than the prior year due to lower short-term interest rates and average cash and investment balances. The decline in interest income in 2002 was due to lower short-term interest rates, partially offset by higher cash and investment balances throughout 2002. In December 2000, Zaldívar completed the sale of some of its water rights for a sum of $135 million, receivable in 15 equal annual installments of $9 million commencing July 1, 2001. In the third quarter of 2002, Placer Dome recorded dividend income of $5 million from its investment in AurionGold. After the acquisition of control of AurionGold in the fourth quarter, the operations were consolidated. The $13 million of other income in 2003 included insurance recoveries, the receipt of an award from a lawsuit relating to Granny Smith and the early receipt of the remaining funds relating to the prior sale of the Mulatos property.

Interest and Financing Expense

     Interest and financing costs were $61 million in 2003, compared with $50 million in 2002 and $53 million in 2001. Of these amounts, $7 million were capitalized in 2003, $7 million in 2002 and $6 million in 2001 in connection with construction projects. The higher level of interest and financing expenses in 2003 reflected the additional debt raised in 2003, some of which was used to redeem dividend bearing preferred shares, partially offset by the debt repayments made in all three years.

Other Items Affecting Earnings

     The effective tax rates were (30)% in 2003, 17% in 2002 and 17% in 2001 (see note 8(c) to the consolidated financial statements for further information). Tax rates over the last three years have declined due in part to tax rate reductions in a number of jurisdictions where Placer Dome’s operations are located. Income and resource tax recoveries during 2003 were largely due to the recognition, in the second and fourth quarters, of a $111 million non-cash asset for previously unrecorded tax benefits related to Placer Dome’s U.S. operations, an amount that is estimated more likely than not to be realized beyond 2003. This reflects a more positive outlook for the U.S. operations including an improved gold price environment. The impact of the above asset recognition was partially offset by non-cash foreign exchange losses on deferred tax liabilities denominated in foreign currencies which appreciated against the U.S. dollar during 2003 and the recording of provisions for known tax contingencies where, in the judgment of the Corporation, it was probable that a liability had been incurred.

     In the fourth quarter of 2003, the Corporation early adopted CICA 3870, “Stock-based Compensation and Other Stock-based Payments” which requires fair value accounting for all stock options issued during the year. As permitted by CICA 3870, the Corporation has applied this change prospectively for new awards granted on or after January 1, 2003. The effect of this change in 2003 was to decrease net earnings on a pre and after tax basis by $6 million ($0.01 per share).

     On January 1, 2003, Placer Dome adopted CICA 3110, “Asset Retirement Obligations” which requires that the fair value of liabilities for asset retirement obligations be recognized in the period in which they are incurred. A corresponding increase to the carrying amount of the related asset is generally recorded and depreciated over the life of the asset. The amount of the liability is subject to re-measurement at each reporting period. This differs from the prior practice which involved accruing for the estimated reclamation and closure liability through annual charges to earnings over the estimated life of the mine. The new policy was applied retroactively with restatement of 2002 and 2001 comparative figures and a reduction to the retained earnings at January 1, 2001 $45 million.

     During the fourth quarter of 2002, Placer Dome changed its accounting policy, retroactive to January 1, 2002, with respect to depreciation and depletion of property, plant and equipment to exclude future estimated mining and development costs. Previously, certain mining operations had included future cost estimates and associated reserves in their depreciation calculations. This change was made to remove the inherent uncertainty in estimating future mining and development costs in arriving at depreciation and depletion rates. This change was applied retroactively with restatement of 2001 comparative figures. The impact of the change in 2001 was to decrease mine operating earnings and net earnings (loss) by $8 million or $0.03 per share.

Taxation

     Placer Dome’s profitability is dependent to a considerable extent on the level of taxation. The following table summarizes expected 2004 effective tax rates based on tax laws enacted as at December 31, 2003 for mining earnings in the principal jurisdictions in which operations are located. The tax bases for mining taxes and royalties and withholding taxes differ from the tax bases for income taxes, so that the effective overall tax rates are not necessarily the sum of the various tax rates in each jurisdiction.

						Effective
						overall tax
			Mining tax		Withholding	rate to
	Income tax		or royalty		tax	Placer Dome

Canada
Ontario	31.0%	(i)	8.5%	(ii)	—	39.5%
United States
Montana	39.4%	(iii)	1.0%		5.0%	42.4%	(iii)
Nevada	35.0%	(iii)	5.0%		5.0%	38.3%	(iii)
Australia
Queensland	30.0%		2.2%	(iv)	—	30.0%	(v)
Western Australia	30.0%		2.5%	(vi)	—	30.0%	(v)
Tasmania	30.0%		5%	(vii)	—	30.0%	(v)
Papua New Guinea	30.0%		2.0%	(viii)	10.0%	37.0%	(v)
Chile	17.0%		—		18.0%	35.0%	(ix)
South Africa	38.0%	(x)	—		—	38.0%
Tanzania	30.0%		3.0%		10.0%	37.0%	(xi)

(i)	The rate consists of the Canadian federal rate, including surtax, reduced by the resource allowance, plus the Ontario provincial rate, reduced by the resource allowance and manufacturing and processing credit. Legislation to reform the Canadian federal income taxation of resource income passed into law on November 7, 2003. The new law reduces the federal corporate income tax rate for resource income to 26% effective January 1, 2004, and will be further reduced to 25% for 2005, 23% for 2006, and 21% for 2007. The resource allowance deduction will be phased out, with 75% deductibility in 2004, 65% in 2005, 35% in 2006, and eliminated in 2007. The new law further provides a phase in for the deductibility of provincial royalties and mining taxes, the impact of which have not been factored into determining the effective federal income tax rate. Ontario legislation passed into law on December 18, 2003 increases the Ontario income tax rate for manufacturing and processing income to 12% effective January 1, 2004.
(ii)	The effective Ontario mining tax rate includes the processing allowance. The statutory mining tax rate was reduced to 10% effective January 1, 2004.
(iii)	The effective income tax rate for U.S. operations is the proportion of taxable income apportionable to particular states. Income is principally earned in Montana and Nevada. The effective rate for Nevada and Montana does not include the mining tax, which is based on gross proceeds in Montana and net proceeds in Nevada. Nevada imposes no corporate income tax.
(iv)	Royalty on revenue received, less an allowance for freight and insurance. The royalty rate varies based on gold and copper prices and the U.S. to Australian dollar exchange rate.
(v)	The effective tax rate excludes the royalty that is imposed on metal sold.
(vi)	Royalty on gross invoice value, less an allowance for packaging and transport. A rate of 2.5% applies, unless the average gold spot price for a quarter is less than $450 Australian dollars per ounce, in which case the rate charged on gold produced in that particular quarter is 1.25%.
(vii)	The Henty mine is subject to a royalty based upon a percentage of net sales and profit, payable to a maximum of 5% of net sales, and entitled to a 10% rebate for producing dore.
(viii)	Gross sales tax on metal sold. The 2% is an allowable tax deduction. Papua New Guinea value added tax legislation came into effect from July 1, 1999 and was accompanied by a reduction in customs duty. A 4% mining levy (on assessable income from mining operations) also came into effect from July 1, 1999. The mining levy (which is tax deductible) had been introduced as a result of the zero-rating of the mining sector for Value Added Tax (“VAT”) purposes and to compensate the government for the loss of customs duty revenue. The levy was reduced to 3% effective January 1, 2002, and was to be further reduced and completely phased out by 2005. However, the 2003 National Budget announced the phase out was cancelled and the 3% levy to remain.
(ix)	The First Category Tax increased to 17% for 2004 and thereafter. The Second Category Tax is withheld upon the repatriation of earnings from Chile, and decreased to 18% effective January 1, 2004 for profits earned in 2004 and thereafter. The net effect of these changes continues to provide an overall effective tax burden of 35%.
(x)	Income taxes on gold mining income are formula based in the Republic of South Africa and therefore sensitive to the profitability of the mine. Gold mining companies may elect on initial filing to use one of two formulas, one subject to a secondary distribution tax (“STC”) and the other which is not subject to STC. Placer Dome has elected the latter alternative. The income tax rate disclosed is the estimated weighted average tax rate over the life of the South Deep Mine. The rate was re-calculated in 2002, using current data and economic assumptions.
(xi)	Mining activity in Tanzania is covered by a Mining Development Agreement with the Tanzania Government, fixing the income tax rate, royalty tax rate, and dividend withholding tax rate applicable to mining profits in Tanzania.

Application of Critical Accounting Policies

     Placer Dome’s accounting policies are described in note 1 to the Consolidated Financial Statements. Set out below is a discussion of the application of Placer Dome’s critical accounting policies that require the Corporation to make assumptions about matters that are uncertain at the time the accounting estimate is made, and where different estimates that could reasonably have been used in the current period — or changes in the accounting estimate that are reasonably likely to occur from period to period  — would have a material impact on Placer Dome’s financial statements. The following accounting policies have been identified as critical:

•	carrying value of goodwill;

•	carrying value of operating mines and development and exploration properties;

•	depreciation, depletion and amortization;

•	reclamation and remediation obligations;

•	deferred income and resource tax assets; and

•	contingencies.

     Management has discussed the development and selection of the above critical accounting policies with the Audit Committee of the Board of Directors, and the Audit Committee has reviewed the disclosure relating to such policies in this Management’s Discussion and Analysis.

     The Emerging Issues Task Force of the U.S. Financial Accounting Standards Board (“FASB”) has as part of its agenda a review of a broad range of accounting policies relating to the mining industry. Should this result in changes to U.S. GAAP, the move to harmonize the two GAAP’s may very well result in changes to Canadian GAAP.

Carrying Value of Goodwill

     At December 31, 2003, the carrying value of Placer Dome’s goodwill was $515 million. As described in notes 3(b) and (c) to the Consolidated Financial Statements, this goodwill arose out of the acquisitions of AurionGold in 2002 and East African Gold in 2003, and it represents the excess of the aggregate purchase price over the fair value of identifiable net assets of AurionGold and East African Gold. The fair value of the identifiable net assets and the resultant allocation to specific assets and liabilities was determined based on the results of independent third party valuations primarily based on estimated discounted cash flows and depreciated replacement costs. Such goodwill was assigned to acquired reporting units in a reasonable, supportable and consistent manner. With the finalization of the AurionGold purchase price allocation in 2003, there have been several adjustments to the fair values assigned to the acquired assets and liabilities from the initial purchase price allocation. In particular, the allocation to mineral properties and mine development has decreased by $280 million, while the allocation of value for undeveloped mineral interests, deferred taxes and other long term assets has increased $14 million, $20 million and $27 million, respectively. The residual goodwill amount has also increased by $230 million to $430 million. Net earnings for 2002 were not re-stated as the effect on the post acquisition period in that year was not material. The key factors that give rise to the changes are increased mine operating and capital costs together with an increase in understanding of the acquired resources base resulting in lower confidence of conversion of 2002 reported mineral resources to mineral reserves for Kalgoorlie West.

     The Corporation views this goodwill as representing a combination of the potential for the discovery of additional mineable ounces from properties or mining rights acquired in the transactions, above and beyond those allocated specific values in the purchase price equation, and the potential for increased revenues as a result of higher realized gold prices either due to an appreciation in the price of gold or entering into derivative gold instruments relating to future production from the acquired properties. The independent valuations assumed production of 14.3 million and 5.7 million ounces of gold allocated to specific assets, respectively in the AurionGold and East African Gold acquisitions. In attempting to realize production at and beyond these levels, the Corporation will have to make expenditures on exploration and resource development which may be significant. Subject to any significant adverse change in the Corporation’s long-term view of gold prices and foreign exchange rates, the Corporation has both the ability and intent to provide funding for this work. The fair value of the assets acquired in the two transactions was based on the Corporation’s assessment of the long-term price of gold as of the acquisitions dates, $300 (and a long-term average Australian to U.S. dollar exchange rate of $0.55) for the AurionGold transaction and $325 for the East African Gold transaction. As such, a portion of the goodwill represents the expectation that the Corporation will receive future revenues per ounce from production from the acquired interests in excess of these prices.

     The Corporation evaluates, on at least an annual basis, the carrying amounts of goodwill to determine whether events and circumstances indicate that such carrying amounts may no longer be recoverable. To accomplish this, the Corporation compares the fair value of its reporting units to their carrying amounts. In line with its views as to what the goodwill from the above transactions represents, in determining the fair value of the reporting units the Corporation uses a combination of its internally prepared net asset values for the specific reporting units with goodwill and a long term average net asset value multiple based on information available from certain investment analysts who follow the Corporation. If the carrying value of a reporting unit was to exceed its fair value, the Corporation would perform the second step of the impairment test. In the second step, the Corporation would compare the implied fair value of the reporting unit’s goodwill to its carrying amount and any excess would be written down. Assumptions underlying these fair value estimates are subject to risks and uncertainties including, but not limited to, the current and future market prices of gold, foreign exchange rates, discount rates, tax rates, operating costs, capital expenditures and mineral reserve discovery quantities and timelines.

Carrying Value of Operating Mines and Development and Exploration Properties

     Annually, or more frequently as circumstances require (such as a decrease in metal prices, an increase in operating costs or a decrease in mineral reserves), the Corporation undertakes reviews to evaluate the carrying values of operating mines and development and exploration properties (these make up the Deferred stripping, Purchased undeveloped mineral interests and Property, plant and equipment lines of the Corporation’s Consolidated Balance Sheet). Estimated undiscounted future net cash flows from each mine and non-operating property are calculated using management’s best estimates of future production, sales prices (considering historical and current prices, price trends and related factors), operating and capital costs and reclamation costs. If it is determined that the future cash flows from a mine or non-operating property are less than the carrying value, a write-down to the estimated fair value is made with a charge to earnings.

     The Corporation’s estimates of future cash flows are subject to various risks and uncertainties. These include the factors discussed below under Depreciation, Depletion and Amortization relating to forecasted production levels from mineral reserves and the fact that additional reserve identification, commodity prices, operating and capital costs and reclamation expenditures could differ from the assumptions in the cash flow models used to assess potential impairment. It is reasonably possible that changes in estimates could occur which may affect the expected recoverability of the Corporation’s investments in operating mines and development and exploration properties.

Depreciation, depletion and amortization

     Costs incurred to develop or significantly expand a mine are capitalized as incurred, where it has been established that a mineral deposit is commercially mineable and a decision has been made to formulate a mining plan (which occurs upon completion of a positive economic analysis of the mineral deposit). At the Corporation’s open pit mines, these costs include costs to further delineate the ore body and remove overburden to initially expose the ore body. At the Corporation’s underground mines, these costs include the cost of building access ways, shaft sinking and access, lateral development, drift development, ramps and infrastructure development. Expenditures for new facilities and expenditures that extend the useful lives of existing facilities are capitalized as incurred. All of these costs are depreciated or amortized using the units of production (“UOP”) method where the mine operating plan calls for production from well-defined mineral reserves. Where the ultimate amount of mineral reserves are not determinable because ore bearing structures are open at depth or laterally, the straight-line method is applied over the estimated life of the asset. For mobile and other equipment, the straight-line method is applied over the estimated life of the asset which does not exceed the estimated mine life based on proven and probable mineral reserves as the useful lives of these assets are considered to be limited to the life of the relevant mine.

     The calculation of the UOP rate of amortization, and therefore the annual depreciation/amortization charge to operations, could be impacted to the extent that actual production in the future is different from current forecast production based on proven and probable mineral reserves. This would generally result to the extent that there are significant changes in any of the factors or assumptions used in estimating mineral reserves. These factors could include (i) an expansion of proven and probable mineral reserves through exploration activities; (ii) the grade of mineral reserves may vary significantly from time to time and there can be no assurance that any particular level of gold can be recovered from the mineral reserves; (iii) differences between actual commodity prices and commodity prices assumptions used in the estimation of mineral reserves; (iv) unforeseen operational issues at mine sites, and (v) increases in capital, operating mining, processing and reclamation costs could adversely affect the economic viability of mineral reserves. Such changes in mineral reserves could similarly impact the useful lives of assets depreciated on a straight-line basis, where those lives are limited to the life of the mine, which in turn is limited to the life of the proven and probable mineral reserves.

     The expected useful lives used in depreciation, depletion and amortization calculations are determined based on applicable facts and circumstances, as described above and in note 1 to the Consolidated Financial Statements. Judgment is involved in the determination of useful lives, and no assurance can be given that actual useful lives will not differ significantly from the useful lives assumed for purposes of depreciation, depletion and amortization calculations.

     Mining costs incurred related to the removal of waste rock at open-pit mines, commonly referred to as “stripping costs”, are generally capitalized. Amortization, which is calculated using the units of production method based on recovered ounces of gold or pounds of copper, is charged to cost of sales as gold or copper is produced and sold, using a stripping ratio calculated as the ratio of total tonnes of rock to be moved to total ounces of gold or total pounds of copper expected to be recovered over the life of open pits. The charge to cost of sales for the amortization of deferred stripping costs could differ materially between reporting periods to the extent that there were material changes to proven and probable mineral reserves as discussed above. In addition, to the extent that the average ratio of tonnes of rock required to be removed for each ounce of gold or pound of copper or mining costs differ materially from that which was estimated in the stripping ratio, the actual amortization charged to cost of sales could differ materially between reporting periods.

     Intangible assets related to Purchased undeveloped mineral interests represent mineral use rights for parcels of land. The value of such intangible assets is primarily driven by the nature and amount of mineable ore believed to be contained, or potentially contained, in such properties. The amount capitalized related to a mineral interest represents its fair value, based on estimated discounted cash flows, at the time it was acquired, either as an individual asset or as a part of a business combination. The straight-line amortization of the Corporation’s exploration stage mineral interests is calculated after deducting applicable residual values. At December 31, 2003, the total book value and total residual value of these exploration properties were $429 million and $289 million, respectively. The residual values range from 67% to 90% of the gross carrying value of the respective exploration stage mineral interests. Residual values are determined for each individual property based on the fair value of the exploration stage mineral interest, and the nature of, and the Corporation’s relative confidence in, the mineralized material believed to be contained, or potentially contained, in the underlying property. Such values are based on discounted cash flow analyses for those properties. Significant judgment is involved in the determination of residual values, and no assurance can be given that actual values will not differ significantly from estimated residual values.

Reclamation and Remediation Obligations

     The Corporation’s mining and exploration activities are subject to various laws and regulations governing the protection of the environment. In general, these laws and regulations are continually changing and, over time, becoming more restrictive. The Corporation recognizes management’s estimate of the fair value of liabilities for asset retirement obligations in the period in which they are incurred. A corresponding increase to the carrying amount of the related asset (where one is identifiable) is recorded and depreciated over the life of the asset. Where a related asset is not easily identifiable with a liability, the change in fair value over the course of the year is expensed. Over time, the liability will be increased each period to reflect the interest element (accretion) reflected in its initial measurement at fair value, and will also be adjusted for changes in the estimate of the amount, timing and cost of the work to be carried out. Actual costs incurred in future periods related to the disruption to date could differ materially from the $268 million undiscounted future value estimated by Placer Dome at December 31, 2003. Additionally, future changes to environmental laws and regulations could increase the extent of reclamation and remediation work required to be performed by the Corporation.

Future Income and Resource Tax Assets

     The Corporation recognizes the future tax benefit related to future income and resource tax assets and sets up a valuation allowance against any portion of those assets that it believes will, more likely than not, fail to be realized (see note 8(e) of the Consolidated Financial Statements). Assessing the recoverability of future income and resource tax assets requires the Corporation to make significant estimates related to expectations of future taxable income. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Refer above under Carrying Value of Operating Mines and Development Properties for a discussion of factors which could cause cash flows to differ from estimates. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Corporation to realize the net future tax assets recorded at the balance sheet date could be impacted. Additionally, future changes in tax laws in the jurisdictions in which the Corporation operates could limit the ability of the Corporation to obtain tax deductions in future periods from future income and resource tax assets recorded at the balance sheet date.

Contingencies

     The Corporation records an estimated loss for a loss contingency when available information indicates that it is probable that an asset has been impaired or a liability has been incurred and the amount of loss can be reasonably estimated. Note 17 of the Consolidated Financial Statements describes the more material contingencies facing the Corporation. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of such contingent liabilities inherently involves the exercise of significant judgment and estimates of the outcome of future events.

     The Corporation records liabilities for known tax contingencies when, in the judgment of the Corporation, its is probable that a liability has been incurred. It is reasonably possible that actual amounts payable resulting from audits by tax authorities could be materially different from the liabilities the Corporation has recorded due to the complex nature of tax legislation.

     As described in note 17(g) of the Consolidated Financial Statements, the Corporation is appealing a reassessment of Ontario mining taxes. The Corporation has been reassessed with respect to Ontario mining taxes for the years 1995 through 1999. Should the Corporation lose the appeal, the total tax and interest payable would be approximately $77 million of which the Corporation has paid $39 million to date.

Recent Accounting Pronouncements

     In November 2001, the Canadian Accounting Standards Board (“AcSB”) issued accounting guideline AcG-13, “Hedging Relationships”, which establishes the conditions for applying hedge accounting; although it does not specify how hedge accounting is applied. AcG-13 is effective for fiscal years commencing on or after July 1, 2003. The adoption of AcG-13 is not expected to have a material impact on Placer Dome’s financial position and results of operations.

     In June 2003, the CICA issued Accounting Guideline No. 15, Consolidation of Variable Interest Entities (“AcG-15”). AcG-15 requires the primary beneficiary of a variable interest entity to consolidate the variable interest entity. AcG-15 is effective for reporting period beginning on or after November 1, 2004. Placer Dome is currently evaluating the impact of AcG-15.

     The Emerging Issues Task Force of the U.S. Financial Accounting Standards Board (“FASB”) has as part of its agenda a review of a broad range of accounting policies relating to the mining industry. Should this result in changes to U.S. GAAP, the move to harmonize the two GAAP’s may very well result in changes to Canadian GAAP.

5.	FINANCIAL CONDITION AND LIQUIDITY

Cash From Operations

     Cash flow from operations was $337 million in 2003 compared with $339 million and $356 million in 2002 and 2001, respectively. Excluding the impact of non-cash working capital, cash flow from operations was $366 million in 2003, $375 million in 2002 and $325 million in 2001. The decrease of 2% from 2002 primarily reflected higher cash mine operating earnings, more than offset by increased expenditures on deferred stripping, taxes and non-mine operating costs (including exploration and resource development, technology and other).

Investing Activities

     Total funds invested in property, plant and equipment, excluding deferred stripping, over the last three years are detailed below.

	2003	2002	2001

South Deep development	$63	$45	$51
Zaldívar processing enhancements and development	23	10	42
Turquoise Ridge/Getchell development	22	—	14
Kalgoorlie West development and equipment enhancement	18	5	—
Campbell DC zone development	9	—	—
Wallaby development	2	7	34
Cortez heap leach pad expansion	—	13	3
Other new mines	20	3	—
Other	56	45	47

	213	128	191

     Development at South Deep primarily related to the main shaft and underground development. In 2002, investing activities included a net $47 million cash expenditure on the AurionGold acquisition ($76 million of acquisition costs, offset by $29 million in cash in AurionGold upon acquisition).

Financing Activities

     Consolidated current and long-term debt balances at December 31, 2003, were $1,070 million, compared with $686 million at December 31, 2002. Significant financing activities include:

Cash (outflow) inflow from financing activity	2003	2002	2001

Preferred Securities, 8.625% due in 2045	$(185)	$—	$—
Unsecured bonds, 7.125% due in 2003	(200)	—	—
AurionGold debt, unsecured	(139)	—	—
Dividends	(51)	(60)	(53)
Other	(12)	(41)	(35)
Common shares	31	23	11
Unsecured bonds, 6.375% due in 2033	200	—	—
Unsecured bonds, 6.45% due in 2035	300	—	—
Senior convertible debentures, 2.75% due in 2023	230	—	—
Issue costs re Unsecured bond and Senior convertible debenture financings	(15)
Non-recourse debt assumed in East African Gold acquisition	43	—	—
Unsecured debt assumed in AurionGold acquisition	—	137	—

	202	59	(77)

     Placer Dome’s contractual obligations at December 31, 2003 including payments due for each of the periods indicated are summarized as follows:

	Payments due in

	2004	2005	2006	2007	2008	2009+	Total

Contractual Obligations
Preferred securities	$—	$—	$—	$—	$—	$77	$77
Long-term debt	7	52	43	109	1	894	1,106
Capital leases	4	1	1	2	—	—	8
Operating leases	6	4	1	1	—	—	12
Purchase obligations	2	2	1		—	—	5
Supplies inventory and consumables	3	—	—	—	—	—	3
Capital expenditures	30	—	—	—	—	—	30
Other long-term obligations	4	—	—	—	—	1	5

Total	56	59	46	112	1	972	1,246

     For information on Placer Dome’s long-term debt and capital lease obligations see note 13 to the Consolidated Financial Statements. The Corporation believes it has the ability to generate sufficient amounts of cash from operations, in the short and long term, to repay its obligations and maintain planned production. The Corporation believes it will be able to raise capital as needed in capital markets in the future as opportunities for expansion arise.

     Placer Dome’s cash flows are expected to be impacted by variations in the spot price of gold and copper, grade, throughput and the cost of production in local currencies and by variations in foreign exchange rates in relation to the U.S. dollar, particularly with the respect to the Australian and Canadian dollars and the South African rand. For information concerning the sensitivity of the Corporation’s mine operating costs to foreign currency exchange rates, see the Outlook section of this MD&A.

     Placer Dome’s cash flows are also expected to be impacted by the contracts in its metals sales and foreign exchange programs. See the Forward Sales, Options and Other Commitments and Precious Metals sections below as well as note 16 to the Consolidated Financial Statements for more details on the specific instruments in these programs.

     Based on Placer Dome’s production profile for the next five years and proven and probable mineral reserves at December 31, 2003, without considering future additions to or the impact of significant changes in metal prices and estimated capital and operating costs on such mineral reserves, Placer Dome expects that the Corporation’s share of total gold ounces and copper pounds sold in each of the next five years will not be less than 85% of the expected sales of ounces of gold and pounds of copper in 2004. Assuming a constant price for gold and copper over that period, Placer Dome does not expect Cash from operations to be impacted by its production profile by more than 15% over the next five years. The Corporation does not anticipate that reasonably expected variations in gold and copper production alone will influence its ability to pay its debt and other obligations over that period.

     At December 31, 2003, Placer Dome was in full compliance with all debt covenants and default provisions (see note 13(d) to the Consolidated Financial Statements).

Cash Resources and Liquidity

     At December 31, 2003, Placer Dome had cash and short-term investments of $593 million resulting in working capital of $720 million, compared with $546 million and $298 million, respectively, at the beginning of the year. The increase in working capital is primarily attributable to financing activities including the repayment of current debt during 2003. Of Placer Dome’s cash and short-term investments, $578 million was held by the Corporation and its wholly owned subsidiaries and $15 million by other subsidiaries. At December 31, 2003, Placer Dome also had $783 million of undrawn bank lines of credit available.

     At December 31, 2003, Placer Dome has outstanding commitments aggregating approximately $30 million under capital expenditure programs, primarily related to the South Deep and North Mara mines.

Forward Sales, Options and Other Commitments (including off balance sheet arrangements)

     Placer Dome enters into financial agreements with major international banks and other international financial institutions in order to manage underlying revenue and cost exposures arising from fluctuations in commodity prices and foreign currency exchange rates. Contracts include forward sales and options, which, with the exception of call options, commit counterparties to prices payable at a future date. There are no margin call provisions in any of the Corporation’s counterparty agreements.

     Specific limits are set as a declining percentage of planned production (or production costs) in each of the next 15 years. These limits are set out in policies approved by the Board of Directors and reviewed not less than annually. Under its programs, Placer Dome has established the minimum prices it expects to receive (or pay) in the future for a portion of metal sales (and foreign currency production costs), through a combination of forward sales contracts and options. Under the metal sales program, forward sale and call and cap option commitments represent approximately 32% and 45%, and put options represent approximately 48% and 18% of 2004 projected gold and copper production, respectively.

Precious Metals

     During 2003, exclusive of the East African Gold committed ounces, Placer Dome reduced the maximum committed ounces under its precious metal sales program by 2.9 million ounces to 9.7 million (excluding the East African Gold committed ounces). Committed ounces were reduced during the year by delivering into hedge contracts, through conversion of existing forward sales to put options (by purchasing offsetting call options), and through early delivery of forward sales. This represents a cumulative decrease in maximum committed ounces of more than 23% for the year. The acquisition of East African Gold in the third quarter added 0.8 million ounces of fixed forward contracts to Placer Dome’s precious metal sales program. Looking forward, Placer Dome expects to reduce its maximum committed ounces to nine million ounces by December 31, 2004 (including the East African Gold committed ounces). This would represent a cumulative decrease in maximum committed ounces of approximately 14% for the year.

     At December 31, 2003, Placer Dome had committed a maximum of 10.5 million ounces of gold under its precious metal sales program, or approximately 17% of reported December 31, 2003 mineral reserves, at an average expected realized price of approximately $393 per ounce for delivery over a period of 13 years (see note 16 of the consolidated financial statements for detailed allocations). The maximum committed ounces include 0.75 million ounces assumed as part of the East African Gold transaction.

     On December 31, 2003, based on spot prices of $417 per ounce for gold, $5.98 per ounce for silver and an Australian to U.S. dollar exchange rate of $1.3319, the mark-to-market value of Placer Dome’s precious metal sales program was negative $705 million, a decrease of $605 million from the negative $100 million at the end of 2002 (at the then spot prices of $343 per ounce for gold and $4.67 per ounce for silver and an AUD/USD exchange rate of $1.7649). The amount reflects the value that would have been paid to counterparties if the contracts were closed out on December 31, 2003 under prevailing market conditions without allowance for market illiquidity.

     The year-over-year change in the mark-to-market value of Placer Dome’s precious metals sales program and the reconciliation to the unrealized mark-to-market value are detailed as follows:

$ million

Mark-to-market value at December 31, 2002	(100)
Cash value realized	(18)
Change in spot price	(693)
Accrued contango	159
Change in the Australian dollar to U.S. dollar exchange rate, volatility, interest rates and gold lease rates	18
Inclusion of the East African Gold hedge book, at acquisition date	(71)

Mark-to-market value at December 31, 2003	(705)
Provision included in Deferred Commodity and Currency Derivatives liability relating primarily to the value of the AurionGold and the East African Gold precious metal hedge books remaining from the acquisitions by Placer Dome	228

Net unrealized mark-to-market value at December 31, 2003	(477)

     The net unrealized mark-to-market value of negative $477 million reflects the income statement effect Placer Dome would expect to incur had it closed out its contracts on December 31, 2003 under metal price, foreign exchange rates, interest rates and volatilities prevailing at that time. This amount is the mark-to-market balance of negative $705 million less the remaining amount of the deferred commodity derivative provision of $228 million recorded on Placer Dome’s balance sheet at December 31, 2003 that is primarily related to the fair value of the AurionGold and East African Gold precious metal hedge books on the dates that Placer Dome acquired control of those companies.

     The mark-to-market and unrealized mark-to-market amounts are not estimates of future gains or losses which depend on various factors including contango and interest rates, gold lease rates and the then prevailing spot price.

     For the copper sales and currency derivative programs (see note 16 of the consolidated financial statements for detailed allocations), the mark-to-market of forward and option contracts on December 31, 2003, was negative $25 million (based on a spot copper price of $1.053 per pound) and positive $45 million (based on an Australian to U.S. dollar foreign exchange rate of 1.3319), respectively.

6.  MARKETS

     The price of gold averaged $363 per ounce for 2003, its best annual performance since 1996. On average, the gold price was $53 per ounce, or 17% higher than in 2002.

     In the fourth quarter gold rallied to a high of $418 per ounce, with a closing London AM fix of $417. The average spot price for the fourth quarter was $391 per ounce. The trend in the gold market for 2003 was marked by increased volatility primarily due to increased investment demand. The key factors affecting the gold market included weakness in the US dollar, increased investment demand, a decrease in physical off-take and continued reductions of hedge positions by producers.

     The weakening of the U.S. dollar was the primary reason for increased speculator and investor interest in gold. During 2003, the U.S. dollar price of gold appreciated by 21% while the Euro increased in value by 22% relative to the U.S. dollar. The change in value relative to December 31, 2003, in percentage terms, of the closing gold price and currency exchange rates most affecting the Company’s operations are noted below.

Appreciation (Depreciation) vs. US dollar (in percentage terms)

		Canadian	Australian	South African
	Gold	dollar	dollar	Rand

One month	5%	—%	4%	(5)%
Three months	7%	4%	10%	4%
Six months	20%	5%	11%	11%
Nine months	24%	12%	20%	15%
Twelve months	21%	18%	24%	22%

     Speculator interest during 2003 was also enhanced by political uncertainty and tensions in the Middle East.

     Investor interest in gold continued to increase during 2003. The chart below shows the net fund position on Comex during 2003. During the year, both open interest and the net fund position reached all-time high levels. In addition to speculative interest on Comex and on Tocom, two gold-backed securities (GBS) were developed and began trading during the year, one on the Australian Stock Exchange and the other on the London Stock Exchange.

Comex Gold Commitments of Traders

     The GBS is an initiative of the World Gold Council. It offers investors easy access to the gold market in a manner that is innovative, cost effective, secure and transparent. Investors in GBS become beneficial owners of gold backing each security. This securitization of gold bullion overcomes a number of issues that have proved to be barriers to accessing gold’s unique qualities. On November 24, 2003, a Form S-1 registration statement was filed with the SEC to launch an Equity Gold Trust. The filing was sponsored by World Gold Trust Services, LLC, a Delaware limited liability company wholly-owned by the World Gold Council.

     The increase in investor demand was partially offset by a decrease in physical off-take and lower year-on-year hedge reductions by producers.

     GFMS, a precious metals consultancy, has estimated that fabrication demand fell by 5% during 2003, primarily due to a 7% drop in jewellery demand. The decrease was due to higher gold prices, political uncertainty and tensions in the Arabian Middle East and lower exports from Europe, notably Italy.

     Producer hedge commitments continued to decline during 2003. This marked the fourth year that aggregate committed ounces have decreased. GFMS has estimated that reduction in hedge commitments accounted for 310 tonnes of gold demand in 2003, a decline of 25% from 2002. This decline reflects the impact of the higher gold price, which has made it more expensive for producers to close out hedge positions.

     On the supply side, mine production for 2003 was just slightly more than that in 2002. However, scrap sales have continued to increase making up almost a quarter of the supply of gold to the gold market in 2003.

     Central bank sales totalled 591 tonnes in 2003, their highest level since 1992. Most of the sales came from signatories to the Central Bank Gold Agreement. The agreement expires at the end of September 2004. Under the agreement, central bank gold sales have averaged 400 tonnes per annum over the past four years. The consensus opinion based on statements by European central bank officials is that the agreement will be renewed. It is unclear as to what, if any, changes will be made to the agreement in terms of the annual sales limits and the limits regarding the lending of gold.

Copper

     The three-month copper price range traded between $1,550 per tonne (70.3 cents per pound) and $1,750 per tonne (79.4 cents per pound) for the first half of 2003. Late summer saw the price improve modestly until mid-October when $1,800 per tonne (81.6 cents per pound) was crossed. This price action coincided with the first of many supply disruption announcements. Other than a slight pull-back in November, the copper price has continued to increase, closing out the year at $2,301 per tonne (104.4 cents per pound).

     The principal themes supporting the stronger price revolve around China, supply disruptions and hedge/ speculative funds. The fundamentals were supported by China as it has continued to support the market with its purchases and consumption of copper to fuel its rapidly expanding infrastructure. As well, supply disruptions at Grasberg and at other operations have helped explain the sharp decline in inventory levels. The hedge/ speculative community has been heavily involved in the futures activity, especially in the second half of the year. These funds have participated as buyers in anticipation of a global economic turnaround that has yet to fully take effect.

7.  RISKS AND UNCERTAINTIES

     In conducting its business, Placer Dome faces a number of risks. These are summarized below and have been separated into two groups:

•	risks related to the mining industry generally; and

•	risks related to Placer Dome’s operations.

Risks related to the mining industry generally

Metal price volatility

     The cash flow and earnings of Placer Dome are derived primarily from gold and copper mining and hence are extremely dependent on metal prices which fluctuate widely and are affected by numerous factors beyond Placer Dome’s control. Factors tending to affect the price of gold include:

•	governments’ sale or lending of gold bullion, and perceptions of their future intentions;

•	the relative strength of the U.S. dollar against other fiat currencies;

•	government monetary and fiscal policies;

•	expectations of the future rate of global monetary inflation and interest rates;

•	general economic conditions and the perception of risk in capital markets;

•	political conditions including the threat of terrorism or war, and restrictions on the acquisition and holding of gold;

•	speculative trading;

•	investment demand for gold;

•	demand for gold for use in jewellery and fabrication, and

•	supply of gold from production, disinvestment and scrap recycling.

     Factors tending to affect the price of copper include:

•	global production and inventory stocks;

•	general economic conditions;

•	industrial demand;

•	speculative trading, and

•	the relative strength of the U.S. dollar against other fiat currencies.

     The effects of these factors, individually or in aggregate, on the prices of gold and/ or copper is impossible to predict with accuracy. Fluctuations in metal prices may adversely affect the market value of Placer Dome’s metals inventory, Placer Dome’s financial performance or results of operations. Further, if the market price of gold and/ or copper falls, profitability and cash flow will suffer and Placer Dome may experience losses or asset write-downs and may curtail or suspend some or all of its exploration, development and mining activities.

     Furthermore, sustained low gold and/ or copper prices can: (1) reduce revenues further by production cutbacks due to cessation of the mining of deposits or portions of deposits that have become uneconomic at the then-prevailing gold or copper price; (2) halt or delay the development of new projects; (3) reduce funds available for mineral exploration, with the result that depleted mineral reserves are not replaced; and (4) result in the recording of a write-down of mining interests due to the determination that future cash flows would not be expected to recover the carrying value.

     The revenues and profitability of Placer Dome also could be affected, to a lesser extent than by the prices of gold and copper, by the price of silver.

Placer Dome needs to continually obtain additional mineral reserves for gold production

     Placer Dome must continually replace mineral reserves that are depleted by production. Depleted mineral reserves must be replaced by doing the work necessary to reclassify known mineral resources to mineral reserves, expanding known orebodies or locating new deposits in order to maintain and help grow Placer Dome’s production levels over the long term. Success in exploration for gold is very uncertain and there is a risk that future depletion of mineral reserves will not be offset by discoveries. As a result, the mineral reserve base of Placer Dome may decline if mineral reserves are mined without adequate replacement.

Uncertainty of mineral reserve and mineral resource estimates

     Mineral reserve and mineral resource estimates are imprecise and depend partly on statistical inferences drawn from drilling and other data, which may prove to be unreliable. Future production could differ dramatically from mineral reserve estimates for the following reasons:

•	mineralization or formation could be different from those predicted by drilling, sampling and similar examinations;

•	declines in the market price of gold may render the mining of some or all of Placer Dome’s mineral reserves uneconomic;

•	increases in operating mining costs and processing costs could adversely affect mineral reserves, and

•	the grade of mineral reserves may vary significantly from time to time and there can be no assurance that any particular level of gold may be recovered from the mineral reserves.

     Any of these factors may require Placer Dome to reduce its mineral reserve and mineral resource estimates or increase its costs. Short-term factors, such as the need for additional development of a deposit or the processing of new or different grades, may impair Placer Dome’s profitability.

Increased costs could affect profitability

     The cash cost of production at any particular mining location is frequently subject to great variation from one year to the next due to a number of factors, such as changing waste-to-ore ratios, ore grade, metallurgy, labour costs, the cost of supplies and services (for example, electricity and fuel) and the exchange rate of the U.S. dollar against currencies of countries where mining operations are located.

     Currency fluctuations may affect the costs that Placer Dome incurs at its operations. Gold and copper are sold throughout the world based principally on the U.S. dollar price, but a significant portion of Placer Dome’s operating expenses are incurred in currencies other than the U.S. dollar. The appreciation of non-U.S. dollar currencies against the U.S. dollar increases the costs of gold and copper production in U.S. dollar terms at mines located outside the U.S. Conversely, a depreciation of non-U.S. dollar currencies usually decreases the cost of production in U.S. dollar terms in these countries.

     Placer Dome has historically reduced its exposure to foreign currency fluctuations by entering into forward sale contracts. There can be no assurance that Placer Dome will continue these forward selling techniques.

Mining risks

     The business of gold mining involves many risks and hazards, including environmental hazards, industrial accidents, labour force disruption, the unavailability of material and equipment, unusual or unexpected rock formations, pit slope failures, changes in the regulatory environment, weather conditions, seismic activity, cave-ins, flooding, rockbursts and water conditions. Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. As a result, Placer Dome may incur significant costs that could have a material adverse effect upon its financial performance, liquidity and results of operations.

Environmental and health and safety risks

     Placer Dome’s activities are subject to extensive federal, provincial, state and local laws and regulations governing environmental protection and employee health and safety. Placer Dome is required to obtain governmental permits and provide other bonding requirements under federal, state or provincial air, water quality and mine reclamation rules and permits. Although Placer Dome makes provisions for reclamation costs, it cannot be assured that these provisions will be adequate to discharge its obligations for these costs.

     Failure to comply with applicable environmental and health and safety laws can result in injunctions, damages, suspension or revocation of permits and imposition of penalties. There can be no assurance that Placer Dome has been or will be at all times in complete compliance with such laws, regulations and permits, or that the costs of complying with current and future environmental and health and safety laws and permits will not materially adversely affect Placer Dome’s business, results of operations or financial condition.

     Placer Dome could also be held responsible for the costs of addressing contamination at current or former facilities or third party sites. Placer Dome could also be held liable for exposure to such hazardous substances. Placer Dome is involved in various investigative and remedial actions. There can be no assurance that the costs of such actions would not be material.

     Environmental laws and regulations are complex and have tended to become more stringent over time. These laws are continuously evolving in all regions in which Placer Dome conducts its activities. Any changes in such laws or in the environmental conditions at Placer Dome’s mines could have a material adverse effect on Placer Dome’s financial condition, liquidity or results of operations. Placer Dome is not able to determine the impact of future changes in environmental laws and regulations on its future financial position due to the uncertainty surrounding the ultimate form such changes may take.

     As mining operations continue to update and clarify their closure plans and as environmental protection laws and administrative policies are changed, Placer Dome will revise the estimate of its total obligations and may be obliged to provide further security for mine reclamation costs. Although the ultimate amount of reclamation to be incurred for existing and past mining interests is uncertain, Placer Dome has estimated that for reclamation of existing disturbance that the undiscounted future value of its share of these costs to be $268 million as at December 31, 2003, and has accrued the fair value amount of this amount ($203 million) on its balance sheet. For information concerning long-term reclamation provisioning, see notes 2(a) and 17(a) and (b) of our 2003 Consolidated Financial Statements.

Investment returns for defined benefit pension plans

     Assets in Placer Dome’s defined benefit pension plans arise through employer contributions and returns on investments made by the plans. Returns on investments made by Placer Dome’s employee defined benefit pension plans are subject to fluctuation. Placer Dome is responsible for funding any shortfall of pension assets compared to pension obligations under its defined benefit pension plans.

Risks related to Placer Dome’s operations

     In addition to the risks related to the gold mining industry generally, Placer Dome’s operations are also subject to the following risks specific to it:

Political and country risk

     Placer Dome conducts operations in a number of countries, namely Australia, Canada, Chile, Dominican Republic, Papua New Guinea, South Africa, Tanzania and the U.S. These operations are potentially subject to a number of political, economic and other risks. Placer Dome is not able to determine the impact of political, economic or other risks on its future financial position, however Placer Dome currently has global political risk insurance (up to a maximum limit of $530 million) that may mitigate certain adverse financial effects from unfavourable political, economic or other events in certain countries. This policy consists of various participants with varying degrees of tenure up to 5 years. The first renewals will commence in October 2006.

     Exploration, development and production activities are potentially subject to political, economic and other risks, including:

•	cancellation or renegotiation of contracts;

•	changes in foreign laws or regulations;

•	changes in tax laws;

•	royalty and tax increases or claims by governmental entities;

•	retroactive tax or royalty claims;

•	expropriation or nationalization of property;

•	inflation of costs that is not compensated by a currency devaluation;

•	foreign exchange controls;

•	restrictions on the ability of local operating companies to sell gold offshore for U.S. dollars, and on the ability of such companies to hold U.S. dollars or other foreign currencies in offshore bank accounts;

•	import and export regulations, including restrictions on the sale of gold offshore in U.S. dollars;

•	restrictions on the remittance of dividend and interest payments offshore;

•	restrictions on the ability of a foreign company to have management control of a mining operation;

•	requirement that a foreign subsidiary or operating unit have a domestic joint venture partner, possibly which the foreign entity must subsidize;

•	environmental controls and permitting;

•	government mandated social expenditures, such as comprehensive health care for HIV/AIDS infected employees and families;

•	risks of loss due to civil strife, acts of war, guerrilla activities, insurrection and terrorism, and

•	other risks arising out of foreign sovereignty over the areas in which Placer Dome’s operations are conducted.

     Such risks could potentially arise in any country in which Placer Dome operates, however the risks are regarded as greater in South Africa, Tanzania and Papua New Guinea.

     Consequently, Placer Dome’s exploration, development and production activities may be substantially affected by factors beyond Placer Dome’s control, any of which could materially adversely affect Placer Dome’s financial position or results of operations. Furthermore, in the event of a dispute arising from such activities, Placer Dome may be subject to the exclusive jurisdiction of courts outside North America or may not be successful in subjecting persons to the jurisdiction of the courts in North America, which could adversely affect the outcome of a dispute.

     In relation to South Africa and Tanzania, a number of economic and social issues exist which increase Placer Dome’s political and economic risk. The current South African government is facing economic and political issues (such as employment creation, black economic empowerment and land redistribution), and social issues (such as crime, corruption, poverty and HIV/AIDS), all of which may impact Placer Dome’s South African operations. While the government is adopting measures to address these issues, this political climate increases the risk of the government making changes in the future to its position on issues such as foreign investment, industrial relations, mining concessions and land tenure which in turn may adversely affect Placer Dome’s South African operations.

     HIV/AIDS and tuberculosis (which is exacerbated in the presence of HIV/AIDS) are major health care issues faced in South Africa and Tanzania. Tanzania also suffers from a high incidence of malaria. A portion of Placer Dome’s South African and Tanzanian workforces is believed to be infected by HIV/AIDS. Placer Dome has undertaken a comprehensive HIV/AIDS awareness and prevention program for South Deep mine employees, their families and local communities and is developing a program for North Mara. It is not possible to determine with certainty the costs that Placer Dome may incur in the future in dealing with this issue, however if the number of infections increases, costs associated with treatment and employee retraining may also increase, affecting profitability.

     In relation to Papua New Guinea, the location of the Porgera and Misima gold mines, there is a greater level of political and economic risk compared to some other countries in which Placer Dome operates. For example, open pit operations at the Porgera mine were suspended from August 27, 2002 to October 12, 2002 due to interruptions in the electrical power supply as a result of election-related vandalism. There is a risk that social unrest and government intervention could be exacerbated during the mine closure process. The Porgera mine’s infrastructure, including power, water and fuel, may be at risk of sabotage. Porgera has extensive community relations and security groups to anticipate and manage social issues that may arise because of the evolving nature of its community.

     The Porgera and Misima mines have on a number of occasions experienced delays in the granting of operating permits and licences necessary for these businesses to conduct their lawful operations. Although there has never been an interruption to operations due to an issue of this nature, if at any time in the future permits essential to lawful operations are not obtained or exemptions not granted, there is a risk that the

Porgera and Misima mines may not be able to operate for a period. Future government actions cannot be predicted, but may impact the operation and regulation of mines including Porgera and Misima.

Occurrence of events for which Placer Dome is not insured may affect its cash flows and overall profitability

     Placer Dome maintains insurance to protect itself against certain risks related to its operations. Other than the political risk insurance mentioned above, Placer Dome’s insurance coverage includes the following:

•	property (including boiler and machinery) insurance;

•	directors and officers liability insurance;

•	comprehensive general liability insurance, and

•	marine cargo insurance.

     Although these coverages are maintained in amounts that are believed to be reasonable depending upon the circumstances surrounding each identified risk, there is no assurance that the coverage will be sufficient to indemnify Placer Dome in the event of a claim or loss. Also, Placer Dome may not have insurance for certain risks such as environmental pollution or other hazards against which mining companies cannot insure or against which Placer Dome may elect not to insure because of high premium costs or various other reasons.

     Occurrences of events for which Placer Dome is not insured may adversely affect its cash flows and overall profitability.

Placer Dome’s business depends on good relations with its employees

     Employees at the South Deep, Dome (Porcupine Joint Venture) and Zaldívar mines are unionized. In the past, labour disruptions at various mines in South Africa have been used to advocate labour, political and social causes. Hence the risk of labour disruptions is considered to be higher at South Deep.

Placer Dome may not have satisfactory title to its properties

     The validity and ownership of mining property holdings can be uncertain and may be contested. Although Placer Dome has attempted to acquire satisfactory title to its properties, risk exists that some titles, particularly titles to undeveloped properties, may be defective. There are currently a number of pending native title or traditional land owner claims relating to certain of Placer’s properties in Australia. See Government regulation and changes in legislation below for a discussion on South African title issues.

Competition for mineral land

     There is a limited supply of desirable mineral lands available for acquisition, claim staking or leasing in the areas where Placer Dome contemplates expanding its operations and conducting exploration activities. Many participants are engaged in the mining business, including large, established mining companies. Accordingly, there can be no assurance that Placer Dome will be able to compete successfully for new mining properties.

Uncertainty of exploration and development programs

     Placer Dome’s profitability is significantly affected by the costs and results of its exploration and development programs. As mines have limited lives based on proven and probable mineral reserves, Placer Dome actively seeks to replace and expand its mineral reserves, primarily through exploration and development and strategic acquisitions. Exploration for minerals is highly speculative in nature, involves many risks and is frequently unsuccessful. Among the many uncertainties inherent in any gold exploration and development program are the location of economic ore bodies, the development of appropriate metallurgical processes, the receipt of necessary governmental permits and the construction of mining and processing facilities. Assuming the discovery of an economic deposit, depending on the type of mining operation involved, several years may elapse from the initial phases of drilling until commercial operations are commenced and, during such time, the economic feasibility of production may change. Accordingly, Placer Dome’s exploration and development programs may not result in any new economically viable mining operations or yield new mineral reserves to replace and expand current mineral reserves. In the event that new mineral reserves are not discovered, Placer Dome may not be able to sustain production beyond the current mine lives, based on current production rates.

Government regulation and changes in legislation

     In the U.S., much of Placer Dome’s mineral reserves and operations occur on unpatented lode mining claims and mill sites that are on federal lands pursuant to the federal mining laws. There are numerous federal regulatory developments that could restrict mine expansions and significantly increase regulatory obligations and compliance costs with respect to exploration, mine development, mine operations and closure. (See note 17(e) of the consolidated financial statements for further information).

     On October 10, 2002, the Mineral and Petroleum Resources Development Act No. 28, 2002 (the “Act”) was promulgated into law by publication in the South African Government Gazette. The Minister of Minerals and Energy announced in February 2004 that the Act would be enacted during May 2004.

     The Act provides for state custodianship of mineral resources and the government becomes the grantor of prospecting, mining, exploration as well as production rights. Holders of old-order mining rights will have five years to lodge their rights for conversion into new mining rights in terms of the Act. The conversion requirements are set out in the Act. Old order mining rights will continue in force during the conversion period.

     The Act also calls for the development of a broad-based socio-economic empowerment Charter (the “Charter”) which sets out the framework, targets and time-table for increasing the participation of historically disadvantaged South Africans (“HDSAs”) in the mining industry, and enhancing the benefits to HDSAs from the exploitation of mining and mineral resources. On October 11, 2002, the South African government released the draft of the Charter and on February 18, 2003 the government released an appendix to the Charter known as the Scorecard, which is designed to facilitate the application of the Charter in terms of the requirements for conversion of old order mining rights under the Act. The Charter is based on seven key principles, five of which are operationally oriented and cover areas focused on bettering conditions for HDSAs, and two of which are focused on HDSA ownership targets and beneficiation. The Charter contains targets to increase HDSA ownership of South African mining industry assets to 15% in five years and 26% over 10 years. The Charter states that the transfer of ownership in the industry must take place in a transparent manner and for fair market value. It also states that the South African mining industry will assist HDSA companies in securing financing to fund participation, in the amount of 100 billion rand within the first five years. The Charter does not specify the nature of the assistance to be provided.

     The five operational focus areas of the Charter include human resource development; employment equity including HDSA participation in management and participation by women; HDSA participation in procurement; improved housing and living conditions for mine employees; and community and rural development.

     South Deep is well advanced in meeting the operational Charter targets. Regarding human resources development, approximately 60% of the workforce have successfully completed basic numeracy and literary training; regarding employment equity, 42 % of management are HDSAs, target being 40%, women are currently 3% with a target of 10%; regarding mine community and rural development, the CARE project has won international recognition for the training and developing of South Deep employees who were retrenched in 1999 with 75% of the former employees now economically active; regarding housing and living conditions, significant improvements in on-site living conditions and accommodation have been made, including upgrading hostels and eating areas, employing a dietician and environmental health officer, and increasing the living-out allowance, and regarding procurement, the mine has developed a procurement policy that allows for development and increased business to HDSAs.

     The Act also allows for the payment by mining rights holders of a state royalty to be prescribed in a separate money bill. On March 20, 2003, the South African government released a draft of The Mineral and Petroleum Royalty Bill (the “draft Bill”) to the public for comment. If approved in its original form, the draft Bill would provide for a 3% tax-deductible royalty on gold revenues from Placer Dome’s share of production at the South Deep mine. In his February 18, 2004 budget speech, the South African Minister of Finance announced that the new royalties would not commence until 2009. A revised draft of the Bill is expected to be released sometime in 2004. The Minister also indicated that finalization of the Bill would provide an opportunity to review the mining industry’s tax dispensation as a whole.

     At present, the financial implications of various pieces of the new legislation cannot be assessed, therefore Placer Dome is not in a position to quantify either the increase in costs or the other impacts of the proposed royalty and Charter targets on operations at South Deep. Depending on the final provisions of the new legislation, there is a possibility of a material increase in costs to the operations at South Deep. Placer Dome will continue to monitor closely the progress of the Act and other relevant legislation and assess their impact on current operations and future development at South Deep.

Joint ventures

     Certain of the properties in which Placer Dome has an interest are operated though joint ventures with other mining companies. Any failure of such other companies to meet their obligations to Placer Dome or to third parties could have a material adverse effect on the joint ventures. In addition, Placer Dome may be unable to exert control over strategic decisions made in respect of such properties.

Licenses and permits

     The operations of Placer Dome require licenses and permits from various governmental authorities. Placer Dome believes that it holds all necessary licenses and permits under applicable laws and regulations and believes that it is presently complying in all material respects with the terms of such licenses and permits. However, such licenses and permits are subject to change in various circumstances. There can be no guarantee Placer Dome will be able to obtain or maintain all necessary licenses and permits (including those for Cortez Hills) as are required to explore and develop its properties, commence construction or operation of mining facilities and properties under exploration or development or to maintain continued operations that economically justify the cost.

Acquisitions

     Placer Dome undertakes evaluations of opportunities to acquire additional gold mining assets and businesses. Any resultant acquisitions may be significant in size, may change the scale of Placer Dome’s business, and may expose Placer Dome to new geographic, political, operating, financial and geological risks. Placer Dome’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, acquire them on acceptable terms, and integrate their operations successfully with those of Placer Dome. Any acquisitions would be accompanied by risks, such as a significant decline in the gold price; the ore body proving to be below expectations; the difficulty of assimilating the operations and personnel of any acquired companies; the potential disruption of Placer Dome’s ongoing business; the inability of management to maximize the financial and strategic position of Placer Dome through the successful integration of acquired assets and businesses; the maintenance of uniform standards, controls, procedures and policies; the impairment of relationships with employees, customers and contractors as a result of any integration of new management personnel, and the potential unknown liabilities associated with acquired assets and businesses. In addition, Placer Dome may need additional capital to finance an acquisition. Debt financing related to any acquisition will expose Placer Dome to the risk of leverage, while equity financing may cause existing shareholders to suffer dilution. There can be no assurance that Placer Dome would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions.

Use of forward sale and derivative instruments

     Placer Dome has historically reduced its exposure to gold, copper and silver price fluctuations by entering into forward sale and financial derivative contracts. There can be no assurance that Placer Dome will continue the forward selling techniques successfully used, or any other forward selling techniques, or, if they are continued, that Placer Dome will be able to achieve in the future realized prices for gold produced in excess of average London PM fix prices as a result of its forward selling activities.

     If the gold price rises above the price at which future production has been committed under Placer Dome’s hedge instruments, Placer Dome will have an opportunity loss. However, if the gold price falls below that committed price, revenues will be protected to the extent of such committed production. In addition, Placer Dome could be exposed to a loss of value if a counterparty to a hedge or forward sale contract defaults on its primary obligations under the instrument.

For other discussions on commitments and contingencies, see note 17 of the consolidated financial statements.

8.  NON-GAAP MEASURES

     Placer Dome has included certain non-GAAP performance measures throughout this document. These non-GAAP performance measures do not have any standardized meaning prescribed by GAAP and, therefore, are unlikely to be comparable to similar measures presented by other companies. The Corporation believes that, in addition to conventional measures, prepared in accordance with Canadian GAAP, certain investors use this information to evaluate Placer Dome’s performance and its ability to generate cash flow for use in investing and other activities. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Set out below are definitions for these performance measures and reconciliations of the non-GAAP measures to reported GAAP measures.

Unit costs

     A reconciliation of Placer Dome’s share of costs per ounce of gold produced, calculated in accordance with the Gold Institute Standard, and costs per pound of copper produced to the Cost of Sales and Depreciation and Depletion is included below:

	For the year ended December 31

	2003				2002

	Gold		Copper		Gold		Copper

	Cost of		Cost of		Cost of		Cost of
	Sales	Depreciation	Sales	Depreciation	Sales	Depreciation	Sales	Depreciation

	(in millions of dollars except production and unit costs)(i)
Reported	1,115	294	—	—	740	213	—	—
Copper	(219)	(62)	219	62	(190)	(62)	190	62
Corporate(ii)	(12)	(14)	—	—	(5)	(7)	—	—

	884	218	219	62	545	144	190	62
Deduct minority interest	(8)	(1)	—	—	(6)	—	—	—
By-product	(5)	—	(12)	—	(4)	—	(11)	—
Reclamation	(14)	14	(2)	2	(12)	12	(1)	1
Inventories	(9)	(2)	7	3	8	1	(3)	(2)
Other(iii)	(15)	—	11	(1)	(21)	5	22	(2)

	833	229	223	66	510	162	197	59

Production reported(i)	3,861	3,861	425,358	425,358	2,823	2,823	427,477	427,477
Less Osborne gold ozs	(37)	(37)	—	—	(38)	(38)	—	—
Add La Coipa gold equivalent ozs	55	55	—	—	53	53	—	—

Production base for calculation	3,879	3,879	425,358	425,358	2,838	2,838	427,477	427,477

Unit costs(i)	215	59	0.52	0.16	180	57	0.46	0.14

(i)	Gold production is in thousands of ounces, and unit costs for gold are in $/oz. Copper production is in thousands of pounds, and unit costs for copper are in $/lb.
(ii)	Corporate depreciation includes the amortization of tax gross-ups (see note 4(b)(viii) to the audited consolidated financial statements).
(iii)	Other consists of management fees and unusual costs such as significant severance or costs incurred during a temporary mine shut down, which are excluded from the determination of unit costs and smelting charges which are netted against sales revenue but included in the determination of unit costs.

MANAGEMENT RESPONSIBILITY FOR FINANCIAL STATEMENTS

     The consolidated financial statements and all information in the annual report are the responsibility of the Board of Directors and management. The consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada. Financial information presented throughout this Schedule to the Management Proxy Circular is consistent with the data presented in the consolidated financial statements.

     A system of internal accounting and administrative controls is maintained by management in order to provide reasonable assurance that the financial information is accurate and reliable. The internal audit department of the Corporation conducts an ongoing program of review and evaluation of these controls and regularly reports on its findings to management and the Audit Committee.

     The Audit Committee of the Board of Directors is composed of four outside Directors, and meets with management, the internal auditors and the independent auditors to assure that management is maintaining adequate financial controls and systems to approve the annual and quarterly consolidated financial statements of the Corporation. Both the internal auditors and independent auditors have unrestricted access to the Audit Committee.

     The consolidated financial statements have been audited by Ernst & Young LLP, Chartered Accountants, who were appointed by the shareholders. The auditors’ report outlines the scope of their examination and their opinion on the consolidated financial statements.

JAY K. TAYLOR President and Chief Executive Officer	REX J. MCLENNAN Executive Vice-President and Chief Financial Officer

February 26, 2004

Vancouver, Canada

REPORT OF INDEPENDENT CHARTERED ACCOUNTANTS

The Shareholders of Placer Dome Inc.:

     We have audited the consolidated balance sheets of Placer Dome Inc. as at December 31, 2003 and 2002 and the consolidated statements of earnings (loss), shareholders’ equity, and cash flows for each of the years in the three year period ended December 31, 2003. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Placer Dome Inc. as at December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.

     As discussed in Note 2 to the consolidated financial statements, during 2003, the Corporation changed its policy on accounting for reclamation costs and stock based compensation. During 2002, the Corporation changed its policy on accounting for depreciation and depletion of property, plant and equipment to exclude future estimated mining and development costs.

     On February 26, 2004, we reported separately to the shareholders of Placer Dome Inc. on the financial statements for the same period, prepared in accordance with United States generally accepted accounting principles.

Chartered Accountants

Vancouver, Canada

February 26, 2004.

PLACER DOME INC.

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

(millions of United States dollars, except share and per share amounts, Canadian GAAP)

	Years ended December 31

		2002	2001
	2003	(restated-note 2)	(restated-note 2)

Sales (note 4)	$1,802	$1,259	$1,266
Cost of sales	1,115	740	753
Depreciation and depletion (note 4)	294	213	218

Mine operating earnings (note 4)	393	306	295

General and administrative	51	40	41
Exploration	77	52	44
Technology, resource development and other	64	55	58
Write-downs of mining interests (note 5)	—	—	310

Operating earnings (loss)	201	159	(158)

Investment and other business income (loss) (note 7)	(1)	40	20
Non-hedge metal derivative gains (losses)(note 6)	16	(12)	(1)
Interest and financing expense (note 13(b))	(54)	(43)	(47)

Earnings (loss) before taxes and other items	162	144	(186)

Income and resource tax recovery (provision) (note 8)	48	(25)	31
Minority interests	2	—	(5)

Net earnings (loss)	212	119	(160)
Preferred securities dividends	(7)	(14)	(15)

Net earnings (loss) attributable to common shareholders	205	105	(175)

Per common share
Net earnings (loss)	0.50	0.30	(0.53)
Diluted net earnings (loss)	0.50	0.30	(0.53)
Dividends	0.10	0.10	0.10

Weighted average number of common shares outstanding (millions)
Basic	409.4	349.4	327.9
Diluted	411.3	350.4	327.9

(See accompanying notes to consolidated financial statements)

PLACER DOME INC.

CONSOLIDATED BALANCE SHEETS

(millions of United States dollars, Canadian GAAP)

ASSETS

	December 31

		2002
	2003	(restated-notes 2 and 3(c))

Current assets
Cash and cash equivalents	$584	$539
Short-term investments	9	7
Accounts receivable	139	105
Income and resource tax assets	17	10
Inventories (note 9)	252	206

	1,001	867

Goodwill (notes 3 (b) and (c))	515	430
Other assets (note 10)	172	150
Future income and resource tax assets (note 8(e))	186	53
Deferred stripping (note 11(c))	119	126
Purchased undeveloped mineral interest (notes 3(b) and (c) and 11(c))	429	323
Property, plant and equipment (note 11)	2,077	1,973

	4,499	3,922

LIABILITIES AND SHAREHOLDERS’ EQUITY

	December 31

		2002
	2003	(restated-notes 2 and 3(c))

Current liabilities
Accounts payable and accrued liabilities (note 12)	$250	$193
Income and resource tax liabilities	21	35
Current portion of long-term debt and capital leases (note 13)	10	341

	281	569

Long-term debt and capital leases (note 13)	1,060	345
Reclamation and post closure obligations (notes 2(a) and 17)	232	219
Deferred commodity and currency sales contract and derivatives (notes 3 (b) and (c))	242	233
Deferred credits and other liabilities (note 14)	53	50
Future income and resource tax liabilities (note 8(e))	179	121
Commitments and contingencies (notes 16 and 17)

Shareholders’ equity
Share capital (note 15)
Common shares — unlimited shares authorized, no par value, issued and outstanding 411,530,294 shares (2002 — 408,741,574 shares)	2,626	2,595
Preferred shares — unlimited shares authorized, none issued	76	257
Retained earnings	(314)	(478)
Other equity accounts	64	11

Total shareholders’ equity	2,452	2,385

	4,499	3,922

(See accompanying notes to consolidated financial statements)

ROBERT M. FRANKLIN Director	JAY K. TAYLOR Director

PLACER DOME INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(millions of United States dollars, Canadian GAAP)

		2002	2001
	2003	(restated note 2)	(restated note 2)

Common shares, opening	$2,595	$1,862	$1,851
Exercise of options	31	23	11
Stock issued on the acquisition of AurionGold Limited	—	710	—

Common shares, closing	2,626	2,595	1,862

Preferred securities, opening	257	257	257
Repurchase of preferred securities	(181)	—	—

Preferred securities, closing	76	257	257

Cumulative translation adjustment	(40)	(40)	(40)

Contributed surplus, opening	51	50	45
Equity component of convertible debentures (note 13(a)(iv))	44	—	—
Stock-based compensation (note 2(d))	12	3	5
Options issued on acquisition of Getchell Gold Corp. exercised or expired in the period	—	(2)	—
Repurchase of preferred securities	(3)	—	—

Contributed surplus, closing	104	51	50

Deficit, opening	(478)	(549)	(296)
Net income (loss)	212	119	(160)
Common share dividends	(41)	(34)	(33)
Preferred securities dividends	(7)	(14)	(15)
Change in accounting policy (note 2)	—	—	(45)

Deficit, closing	(314)	(478)	(549)

Shareholders’ equity	2,452	2,385	1,580

     (See accompanying notes to consolidated financial statements)

PLACER DOME INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(millions of United States dollars Canadian GAAP)

	Years ended December 31

			2001
	2003	2002	(restated-note 2)

Operating activities
Net earnings (loss)	$212	$119	$(160)
Depreciation and depletion	294	213	218
Deferred stripping adjustments (note 2(c))	(8)	19	25
Future income and resource taxes	(142)	(10)	(64)
Deferred reclamation	17	13	(10)
Deferred commodity and currency sales contracts and derivatives	(26)	(12)	(2)
Unrealized (gains) losses on derivatives	(21)	12	1
Write-downs of mining interests and investments	—	—	310
Other items, net	40	3	10

Cash flow from operations before change in non-cash operating working capital	366	357	328
Change in non-cash operating working capital (note 19(a))	(29)	(18)	28

Cash from operations	337	339	356

Investing activities
Property, plant and equipment (note 11(b))	(213)	(128)	(191)
Purchase of East African Gold Mines Limited (note 3(b))	(253)	—	—
Purchase of AurionGold Limited (note 3(c))	—	(47)	—
Short-term investments	(2)	(1)	3
Disposition of assets and investments	13	17	8
Other, net	4	3	4

	(451)	(156)	(176)

Financing activities
Short-term debt	—	(2)	2
Long-term debt and capital leases
Borrowings	715	2	2
Repayments	(350)	(36)	(39)
Common shares issued	31	23	11
Redemption of preferred securities	(185)	—	—
Redemption of minority interest	(1)	(5)	—
Dividends paid
Common shares	(41)	(34)	(33)
Preferred securities	(7)	(14)	(15)
Minority interests	(3)	(12)	(5)

	159	(78)	(77)

Increase in cash and cash equivalents	45	105	103

Cash and cash equivalents
Beginning of year	539	434	331

End of year	584	539	434

     (See accompanying notes to consolidated financial statements)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003, 2002 and 2001

(all amounts are in millions of United States dollars,
except where otherwise indicated, Canadian GAAP)

1.	Nature of Operations and Summary of Significant Accounting Policies

     Placer Dome Inc. (“the Corporation”), and subsidiary companies and joint ventures (collectively, “Placer Dome”) are engaged in gold mining and related activities, including exploration, extraction, processing, refining and reclamation. Gold, Placer Dome’s primary product, is produced in Canada, the United States (“U.S.”), Australia, Papua New Guinea, South Africa, Tanzania and Chile and sold to the world market. Placer Dome also produces and sells significant quantities of copper.

     Placer Dome’s cash flow and profitability is dependent primarily on the quantity of metals produced, metal prices, operating costs, environmental costs, interest rates on borrowings and investments and discretionary expenditure levels including exploration, technology, resource development and general and administrative. Since Placer Dome operates internationally, exposure also arises from fluctuations in currency exchange rates, political risk and varying levels of taxation. While Placer Dome seeks to manage these risks, many of these factors are beyond its control.

     The U.S. dollar is the principal currency of measure of all Placer Dome’s operations and for the consolidated financial statements of the Corporation. The consolidated financial statements of Placer Dome Inc. have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and are included in the Management Proxy Circular and Statement and filed with various Canadian regulatory authorities.

     The Corporation also prepares its consolidated financial statements in accordance with U.S. GAAP. Placer Dome Inc. adopted U.S. GAAP as its primary accounting standard in order to provide information on a more comparable basis with a majority of the companies in the gold mining industry peer group. Consolidated financial statements in U.S. GAAP are included in the Corporation’s Annual Information Form and filed with various Canadian and U.S. regulatory authorities.

     The significant accounting policies used in these Canadian GAAP consolidated financial statements are:

Basis of Presentation

     The consolidated financial statements include the accounts of the Corporation and its subsidiaries and a proportionate share of the accounts of joint ventures in which Placer Dome has an interest.

     The following table sets forth the Corporation’s indirect ownership of its mining interests:

	December 31, 2003	December 31, 2002

Through majority owned subsidiaries
Bald Mountain	100%	100%
Campbell	100%	100%
Golden Sunlight	100%	100%
Granny Smith (note 3(c))	100%	100%
Henty (note 3(c))	100%	100%
Kalgoorlie West (note 3(c))	100%	100%
Kanowna Belle (note 3(c))	100%	100%
Misima	80%	80%
North Mara (note 3(b))	100%	n/a
Osborne	100%	100%
Turquoise Ridge (note 3(a))	n/a	100%
Zaldívar	100%	100%

As interests in unincorporated joint ventures
Cortez	60%	60%
Musselwhite	68%	68%
Porcupine (note 3(d))	51%	51%
Porgera (note 3(c))	75%	75%
South Deep	50%	50%
Turquoise Ridge (note 3(a))	75%	n/a

As interest in incorporated joint venture
La Coipa	50%	50%

     The Kidston Mine (70% owned) ceased operations in July 2001 due to the depletion of ore.

Use of Estimates

     The preparation of financial statements in conformity with Canadian GAAP requires the Corporation’s management to make estimates and assumptions about future events that affect the amounts reported in the consolidated financial statements and related notes to the consolidated financial statements. Actual results may differ from those estimates.

Revenue Recognition

     Gold revenue is recognized in the accounts upon delivery when title passes.

     Copper revenue is recognized on shipment of the product when title passes. Sales of copper concentrate are based on specific sales agreements and may be subject to adjustment upon final settlement following sales quotational periods. Such adjustments to revenue are recorded in the period of final settlement.

     Gains and losses realized on forward sales contracts and certain derivative financial instruments used to mitigate metal price risk are recognized in sales revenue based on the original designation date.

Derivatives and Hedging Activities

     Placer Dome employs metals and currency contracts, including forward contracts, cap agreements and options to manage exposure to fluctuations in metal prices, foreign currency exchange rates.

     For metals production, these contracts are intended to reduce the risk of falling prices on Placer Dome’s future sales, and, in the case of purchased options, allow Placer Dome to benefit from higher precious metal and copper prices. Gains and losses on forward sales, including spot deferred contracts, and options that effectively establish prices for future production, are recognized on the forward date identified at the contract inception. Net option premiums paid or received on options purchased and options written are deferred and included in the Consolidated Balance Sheet as Other Assets or Deferred Credits and Other Liabilities. These items are recognized in income when the related hedged transactions occur. Call options that are not part of a put/call collar strategy are marked-to-market with the change in value recorded in current earnings.

     Foreign currency derivative financial instruments, such as forward contracts and options, are used to manage the effects of exchange rate changes on foreign currency exposures on operating costs and capital expenditures. Items hedged by foreign currency contracts are translated at contract rates and gains and losses on these contracts are recognized in cost of sales (for hedges of operating costs) or property, plant and equipment (for hedges of capital expenditures) as a component of the related transaction.

     In November 2001, the Canadian Accounting Standards Board (“AcSB”) issued accounting guideline AcG-13, “Hedging Relationships”, which establishes the conditions for applying hedge accounting; although it does not specify how hedge accounting is applied. AcG-13 is effective for fiscal years commencing on or after July 1, 2003. The adoption of AcG-13 is not expected to have a material impact on Placer Dome’s financial position and results of operations.

Reclamation and Closure Costs

     On January 1, 2003, Placer Dome adopted CICA 3110, “Asset Retirement Obligations” (“CICA 3110”) — see note 2(a). CICA 3110 requires that the estimated fair value of liabilities for asset retirement obligations be recognized in the period in which they are incurred. A corresponding increase to the carrying amount of the related asset (where one is identifiable) is recorded and depreciated over the life of the asset. Where a related asset is not easily identifiable with a liability, the change in fair value over the course of the year is expensed. The amount of the liability will be subject to re-measurement at each reporting period. This differs from the practice prior to that date, and still in effect for non-environmental related closure costs, which involved accruing for the estimated reclamation and closure liability through annual charges to earnings over the estimated life of the mine. The estimates are based principally on legal and regulatory requirements. It is possible that Placer Dome’s estimates of its ultimate reclamation and closure liabilities could change as a result of changes in regulations, the extent of environmental remediation required, the means of reclamation or cost estimates. Changes in estimates are accounted for prospectively from the period the estimate is revised.

Foreign Currency Translation

     For each entity, transaction amounts denominated in foreign currencies (currencies other than U.S. dollars) are translated into U.S. dollars at exchange rates prevailing at the transaction dates. Carrying values of non-U.S. dollar monetary assets and liabilities are adjusted at each balance sheet date to reflect the U.S. exchange rate prevailing at that date. Gains and losses arising from restatement of foreign currency monetary assets and liabilities at each period end are included in earnings.

     In 2001, the AcSB issued amendments to CICA Handbook Section 1650, “Foreign Currency Translation”. Placer Dome adopted the amendments effective January 1, 2002, with no impact on Placer Dome’s financial statements.

     The cumulative translation adjustment (“CTA”) relates to the CTA balance of the Corporation prior to its adoption of the U.S. dollar, in 1997, as the principal currency of measure for all operations. Earnings adjustments to the CTA balance are recorded on the substantial disposition, liquidation or closure of a mine property or investment.

Exploration and Development

     Exploration costs are charged against earnings as incurred. Significant costs related to property acquisitions including undeveloped mineral interests are capitalized until the viability of the mineral interest is determined. When it has been established that a mineral deposit is commercially mineable and a decision has been made to formulate a mining plan (which occurs upon completion of a positive economic analysis of the mineral deposit), the costs subsequently incurred to develop a mine on the property prior to the start of mining operations are capitalized. Capitalized amounts may be written down if future cash flows, including potential sales proceeds, related to the property are projected to be less than the carrying value of the property. If no mineable ore body is discovered, capitalized acquisition costs are expensed in the period in which it is determined that the mineral property has no future economic value.

     On-going mining expenditures on producing properties are charged against earnings as incurred. Major development expenditures incurred to expose the ore, increase production or extend the life of an existing mine are capitalized.

Capitalization of Financing Costs

     Financing costs, including interest, are capitalized when they arise from indebtedness incurred, directly or indirectly, to finance development and construction activities on properties that are not yet subject to depreciation or depletion. Financing costs are charged against earnings from the time that mining operations commence.

Income and Resource Taxes

     The provision for income and resource taxes is based on the liability method. Future taxes arise from the recognition of the tax consequences of temporary differences by applying enacted or substantively enacted tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of certain assets and liabilities. Placer Dome records a valuation allowance against any portion of those future income tax assets that it believes will, more likely than not, fail to be realized. On business acquisitions, where differences between assigned values and tax bases of assets acquired (other than non-tax deductible goodwill) and liabilities assumed exist, the Corporation recognizes the future tax assets and liabilities for the tax effects of such differences. Future withholding taxes are provided on the unremitted net earnings of foreign subsidiaries and joint ventures to the extent that dividends or other repatriations are anticipated in the future and will be subject to such taxes.

Net Earnings and Dividends per Common Share

     The calculations of net earnings and dividends per common share are based upon the weighted average number of common shares of the Corporation outstanding each year after consideration of dividends paid on preferred securities. Where outstanding stock options dilute earnings per share, diluted earnings per share are calculated and disclosed.

Cash and Cash Equivalents

     Cash and cash equivalents are those short-term money market instruments which, on acquisition, have an original term to maturity of three months or less.

Investments

     Short-term investments are carried at the lower of cost and quoted market value.

     Investments in shares of associated companies in which Placer Dome’s ownership is greater than 20% but no more than 50% are, where significant influence is present, accounted for by the equity method.

     Investments in shares of other companies are carried at cost or at cost less amounts written off to reflect an impairment in value that is other than a temporary decline.

Inventories

     Product inventories are valued at the lower of average production cost and net realizable value.

     In-process inventories, including ore stockpiles, are valued at the lower of average production cost and net realizable value, after a reasonable allowance for further processing costs.

     Materials and supplies are valued at the lower of average cost and replacement cost.

Deferred Stripping

     Mining costs incurred related to the removal of waste rock at open-pit mines, commonly referred to as “stripping costs”, are generally capitalized under property, plant and equipment. Amortization, which is calculated using the units of production method based on recovered ounces of gold or pounds of copper, is charged to cost of sales as gold or copper is produced and sold, using a stripping ratio calculated as the ratio of total tonnes of rock to be moved to total ounces of gold or total pounds of copper expected to be recovered over the life of open pits.

     This policy results in the expensing of stripping costs over the lives of the open pits as gold or copper is produced and sold. The application of the policy generally will result in an asset on the balance sheet, although it is possible that a liability could arise if amortization exceeds costs capitalized due to the variation of the grades of ore being mined. Stripping costs are included in the carrying amount of the Corporation’s mining properties for the purpose of assessing whether any impairment has occurred.

     Effective January 1, 2002, the Corporation changed its accounting policy to exclude future estimated mining and development costs which were previously included in the estimate of life of mine stripping costs (note 2(b)).

Purchased Undeveloped Mineral Interests

     Purchased undeveloped mineral interests are acquired mineral use rights. The amount capitalized related to a mineral interest represents its fair value at the time it was acquired, either as an individual asset purchase or as a part of a business combination. Exploration stage mineral interests represent interests in properties that are believed to potentially contain (i) other mineralized material such as measured, indicated or inferred mineral resources with insufficient drill spacing to qualify as proven and probable mineral reserves that is proximate to proven and probable mineral reserves and within the immediate mine structure; or (ii) other mine-related or greenfields exploration potential that are not part of measured or indicated resources and are comprised mainly of material outside of the immediate mine area. The Corporation’s mineral use rights generally are enforceable regardless of whether proven and probable mineral reserves have been established. The Corporation has the ability and intent to renew mineral use rights where the existing term is not sufficient to recover all identified and valued proven and probable mineral reserves and/or undeveloped mineral interests.

     For purchased undeveloped mineral interests associated with exploration stage mineral interests, the excess of the carrying value over the residual value is amortized on a straight-line basis over the period that the Corporation expects to convert, develop or further explore the underlying properties. Residual values for exploration stage mineral interests represent the expected fair value of the interests at the time the Corporation plans to convert, develop, further explore or dispose of the interests. The residual values range from 67% to 90% of the gross carrying value of the respective exploration stage mineral interests. Residual values are determined for each individual property based on the fair value of the exploration stage mineral interest, and the nature of, and the Corporation’s relative confidence in, the mineralized material believed to be contained, or potentially contained, in the underlying property. Such values are based on discounted cash flow analyses for those properties. When an exploration stage mineral interest is converted to a development or production stage mineral interest, the residual value is reduced to zero for purposes of calculating units-of-production amortization.

     The expected useful lives and residual values used in amortization calculations are determined based on the facts and circumstances associated with the mineral interest. The useful lives used amortize exploration stage mineral interests range from 3 to 17 years. The Corporation evaluates the remaining amortization period and residual value for each individual mineral interest on at least an annual basis. Any changes in estimates of useful lives and residual values are accounted for prospectively from the date of the change.

Property, Plant and Equipment

     Property, plant and equipment are carried at cost less depreciation and depletion, including costs associated with properties under development.

     Assets in use in commercial production are subject to depreciation and depletion over their estimated economic lives. For mineral properties, capitalized development and buildings and machinery, the unit-of-production method is applied where the mine operating plan calls for production from well-defined mineral ore reserves. Where total mineral reserves are not determinable because ore bearing structures are open at depth or are open laterally, the straight-line method is applied over the estimated life of each mine. For mobile and other equipment, the straight-line method is applied over the estimated life of the asset.

     Annually, or more frequently as circumstances require (such as a decrease in metal prices, an increase in operating costs, a decrease in mineable reserves or a change in foreign exchange rates), reviews are undertaken to evaluate the carrying values of operating mines and development properties. Estimated undiscounted future net cash flows from each mine and non-operating property are calculated using estimated future production, sales prices (considering historical and current prices, price trends and related factors), operating capital and costs and reclamation costs. If it is determined that the future cash flows from a mine or non-operating property are less than the carrying value, a write-down to the estimated fair value is made with a charge to earnings.

     The Corporation’s estimates of future cash flows are subject to risks and uncertainties. It is reasonably possible that changes in estimates could occur which may affect the expected recoverability of the Corporation’s investments in mineral properties.

Goodwill

     Acquisitions are accounted for using the purchase method whereby acquired assets and liabilities are recorded at fair value as of the date of acquisition. The excess of the purchase price over such fair value is recorded as goodwill. Goodwill represents a combination of the potential for the discovery of additional mineable ounces from properties or mining rights acquired in transactions, above and beyond those allocated specific values in the purchase price equation, and the potential for increased revenues as a result of higher realized gold prices either due to an appreciation in the price of gold or entering into derivative gold instruments relating to future production from the acquired properties. Pursuant to CICA 3062, Goodwill and Other Intangible Assets, goodwill is assigned to assets acquired and is not amortized.

     The Corporation evaluates, on at least an annual basis, the carrying amounts of goodwill to determine whether events and circumstances indicate that such carrying amounts may no longer be recoverable. To accomplish this, the Corporation compares the fair values of the acquired reporting units to their carrying amounts. In line with its views as to what the goodwill represents, in determining the fair values of the reporting units the Corporation uses a combination of its internally prepared net asset values for the acquired reporting units and a long term average net asset value multiple based on information available from certain investment analysts who follow the Corporation. If the carrying value of the reporting units were to exceed their fair value, the Corporation would perform the second step of the impairment test. In the second step, the Corporation would compare the implied fair value of the reporting units’ goodwill to their carrying amount and any excess would be written down.

Stock-based Incentive Plans

     The corporation has three stock-based incentive plans, which are describe in Note 15 to the financial statements. As discussed in Note 2, the Corporation early adopted CICA 3870, “Stock-based Compensation and Other Stock-based Payments” which requires fair value accounting for all stock options issued during the year. Prior to 2003, Placer Dome accounted for all grants of options to employees and directors in accordance with the intrinsic value method of accounting for stock-based compensation as defined by accounting principles generally accepted in the United States. Awards granted to non-employees, including awards granted to employees of our joint ventures, have been accounted for in accordance with the fair value method of accounting for stock-based compensation, using the Black-Scholes option pricing model.

Pension Plans

     Placer Dome has both defined contribution and defined benefit pension plans. The costs of defined contribution pension plans, representing Placer Dome’s required contribution, and the costs of defined benefit pension plans, determined based on the actuarial present value of expected future benefits attributed to the period, are charged to earnings in the period. Adjustments arising from plan amendments, experience gains and losses and changes in actuarial assumptions are amortized to earnings over the expected average remaining service lives of the respective employee groups.

Other Recent Accounting Pronouncements

     In June 2003, the CICA issued Accounting Guideline No. 15, Consolidation of Variable Interest Entities (“AcG-15”). AcG-15 requires the primary beneficiary of a variable interest entity to consolidate the variable interest entity. AcG-15 is effective for reporting period beginning on or after November 1, 2004. Placer Dome is currently evaluating the impact of AcG-15.

     The Emerging Issues Task Force of the U.S. Financial Accounting Standards Board (“FASB”) has as part of its agenda a review of a broad range of accounting policies relating to the mining industry. Should this result in changes to U.S. GAAP, the move to harmonize the two GAAP’s may very well result in changes to Canadian GAAP.

Reclassifications

     Certain comparative figures for 2002 and 2001 have been reclassified to conform with the 2003 presentation.

2.  Change in Accounting Policies

(a)	On January 1, 2003, Placer Dome adopted CICA 3110, “Asset Retirement Obligations” which requires that the fair value of liabilities for asset retirement obligations be recognized in the period in which they are incurred. A corresponding increase to the carrying amount of the related asset is generally recorded and depreciated over the life of the asset. The amount of the liability is subject to re-measurement at each reporting period. This differs from the prior practice, which involved accruing for the estimated reclamation and closure liability through annual charges to earnings over the estimated life of the mine. The new policy was applied retroactively with restatement of 2002 and 2001 comparative figures and a reduction to the retained earnings at January 1, 2001 of $45 million. As a result of the new policy, the retained earnings as at January 1, 2001 were reduced by $45 million with a corresponding adjustment to increase Property, plant and equipment of $8 million and increase Deferred credits and other liabilities of $60 million.

	For the year ended December 31

	2002		2001

	As previously		As previously
	reported	As restated	reported	As restated

Cost of goods sold	740	740	762	753
Write-down of mining interests(i)	—	—	331	310
Mine operating earnings	306	306	286	295
Net earnings (loss)	119	119	(188)	(160)
Net earnings (loss) per share	0.30	0.30	(0.62)	(0.53)

(i)	In the third quarter of 2001, Placer Dome wrote off Getchell after extensive analysis failed to identify a mine plan that would recover the carrying value of the asset. Part of the original write-down related to reclamation accruals, which under the new method, would have been recognized as incurred in prior years.

(b)	During the fourth quarter of 2002, Placer Dome changed its accounting policy, retroactive to January 1, 2002, with respect to depreciation and depletion of property, plant and equipment to exclude future estimated mining and development costs. Previously, certain mining operations had included future cost estimates and associated reserves in their depreciation calculations. This change was made to remove the inherent uncertainty in estimating future mining and development costs in arriving at depreciation and depletion rates. This change was applied retroactively with restatement of 2001 comparative figures. The impact of the change in 2001 was to decrease mine operating earnings and increase net loss by $8 million or $0.03 per share.

(c)	For the purpose of reporting operating statistics, effective January 1, 2002, Placer Dome is classifying the amortization of deferred stripping costs as cash costs instead of non-cash costs in accordance with the Gold Institute’s revised disclosure standard. As a consequence, amortization of deferred stripping costs which previously was charged through depreciation and depletion expense is now charged through cost of sales. For the years ended December 31, 2001 and 2000, $48 million and $42 million respectively, were reclassified from depreciation and depletion expense to cost of sales for comparative purposes with no impact to net earnings. During the fourth quarter of 2002, Placer Dome changed its classification of deferred stripping on the statements of cash flows from investing activity to operating activities. For the year ended December 31, 2001, $30 million was reclassified.

(d)	In the fourth quarter of 2003, the Corporation early adopted CICA 3870, “Stock-based Compensation and Other Stock-based Payments” which requires fair value accounting for all stock options issued during the year. Prior to 2003, Placer Dome accounted for all grants of options to employees and directors in accordance with the intrinsic value method of accounting for stock-based compensation as defined by accounting principles generally accepted in the United States. Awards granted to non-employees, including awards granted to employees of our joint ventures, have been accounted for in accordance with the fair value method of accounting for stock-based compensation, using the Black-Scholes option pricing model. This changed was applied prospectively effective January 1, 2003 with no restatement of prior year comparative figures. The effect of this change in 2003 was to decrease net earnings on a pre and after tax basis by $6 million ($0.01 per share).

3.  Business Acquisitions and Joint Ventures

(a)	Effective December 23, 2003, Placer Dome and Newmont Mining Corporation (“Newmont”) formed the Turquoise Ridge Joint Venture. The joint venture is limited to an area of influence surrounding the Turquoise Ridge shaft. Placer Dome retains 100% ownership of properties outside the area of influence. Placer Dome owns 75% of the joint venture and is the operator. Newmont acquired a 25% ownership position in the Turquoise Ridge Joint Venture. The 2% net smelter return royalty of Placer Dome to Newmont which existed prior to the formation of the joint venture has been eliminated. Under an ore sale agreement, Newmont will purchase up to approximately 2,000 tons per day of joint venture ore and process it at its cost at its nearby Twin Creeks mill. Placer Dome and Newmont will each contribute their pro-rata share of mine development funding requirements, including capital costs and environmental closure expenses related to future joint venture operations.

(b)	On July 23, 2003, the Corporation completed the acquisition of 100% of the shares of East African Gold Mines Limited (“East African Gold”). The purchase price for the acquisition totalled $255 million, comprised of $252 million in cash and approximately $3 million in direct costs incurred by Placer Dome. In addition to this $3 million, East African Gold accrued in its pre acquisition results charges relating to the transaction totalling approximately $7 million. A portion of the purchase price was paid from cash and short term investments with the majority of the purchase price initially being financed. In addition to this consideration, the acquisition included East African Gold’s loan for project financing (see note 13) of $43 million at the date of acquisition. The transaction provides Placer Dome with the North Mara open pit gold mine in Northern Tanzania and surrounding land packages. The results of operations of East African Gold have been included in the accompanying financial statements since July 23, 2003.

The acquisition was accounted for using the purchase method whereby assets acquired and liabilities assumed were recorded at their fair market values as of the date of acquisition. The excess of the purchase price over such fair value was recorded as goodwill. The overall purchase price allocation set out below is preliminary and will be finalized in the first half of 2004 following the completion of an independent appraisal. The final allocations may differ materially from the preliminary allocations presented below (in millions).

Cash consideration	$252
Plus — Direct acquisition costs incurred by Placer Dome	3
Total Purchase Price	255

Plus — Fair value of liabilities assumed by Placer Dome
Current liabilities	13
Debt (note 13)	44
Derivative instrument liabilities	53
Other non-current liabilities	4
Less — Fair value of assets acquired by Placer Dome
Cash	2
Other current assets	21
Mineral properties and mine development	90
Mine plant and equipment	69
Purchased undeveloped mineral interests	81
Deferred tax asset	21

Residual purchase price allocated to goodwill	85

As part of the purchase of East African Gold, Placer Dome acquired identifiable intangible assets, other than goodwill, valued at $81 million, primarily for undeveloped mineral interests. These undeveloped mineral interest assets, net of residual values, are being amortized on a straight-line basis over their estimated useful lives.

In addition to the asset allocations noted above, an additional $71 million of assets have been recorded as a result of the gross-up requirement of CICA Handbook section 3465, “Accounting for Income Taxes”. This standard requires the establishment of a deferred tax liability for the estimated increase in the net book value over and above the increase in underlying tax basis of the assets acquired on the date of acquisition.

(c)	In the fourth quarter of 2002, the Corporation acquired all of the outstanding shares of the Australian gold producer AurionGold Limited (“AurionGold”). Consideration paid for the AurionGold shares was 17.5 Placer Dome shares for every 100 AurionGold shares and a cash payment of A$0.35 per AurionGold share (reduced for subsequent cash dividend payments from AurionGold to A$0.28 and A$0.18 per AurionGold share). The purchase price for the acquisition totalled $785 million, comprised of 78 million Placer Dome shares, $63 million in cash and approximately $13 million in direct costs incurred by Placer Dome. In addition to this $13 million, AurionGold accrued in its pre acquisition results charges totalling $7 million for severance and office closure costs bringing the total direct costs to $20 million. The average value of Placer Dome shares was $9.09 per share based on the Placer Dome share price on the date the AurionGold shares were tendered.

The acquisition increases Placer Dome’s ownership in the Granny Smith and Porgera gold mines from 60% and 50% to 100% and 75% respectively and includes the Kanowna Belle, Paddington and Kundana mills and related gold mines as well as the Henty gold mine in Australia and provides significant land positions within the prospective Kalgoorlie and Laverton regions of Western Australia. It has added significant ounces of gold to Placer Dome’s annual production and resulted in synergies, through rationalization of corporate overhead and exploration programs, reductions in procurement costs, financing costs and income taxes and other operational costs.

The acquisition was accounted for using the purchase method whereby assets acquired and liabilities assumed were recorded at their fair market values as of the date of acquisition. The excess of the purchase price over such fair value was recorded as goodwill. During the fourth quarter of 2003, Placer Dome finalized the purchase price equation. The following reflects the final purchase price allocation for the acquisition of 100% of AurionGold (in millions, except per share data):

Common shares of Placer Dome issued to AurionGold shareholders	78
Value of Placer Dome common stock per share	$9.09

Fair value of Placer Dome common stock issued	709
Plus — Cash consideration	63
Plus — Direct acquisition costs incurred by Placer Dome	13

Total Purchase Price	785
Plus — Fair value of liabilities assumed by Placer Dome
Current liabilities	45
Long-term debt	136
Derivative instrument liabilities	225
Other non-current liabilities	50
Less — Fair value of assets acquired by Placer Dome
Cash	29
Other current assets	61
Mineral properties and mine development	201
Mine plant and equipment	138
Purchased undeveloped mineral interests	258
Deferred tax asset	85
Other long-term assets	39

Residual purchase price allocated to goodwill	430

As part of the purchase of AurionGold, Placer Dome acquired identifiable intangible assets, other than goodwill, of $258 million, primarily for undeveloped mineral interests. These intangible assets, net of residual value, are being amortized on a straight-line basis over the period that the Corporation expects to convert, develop or further explore the underlying properties.

In addition to the asset allocations noted above, an additional $87 million of assets have been recorded as a result of the gross-up requirement of CICA Handbook section 3465, “Accounting for Income Taxes”. This standard requires the establishment of a deferred tax liability for the estimated increase in the net book value over and above the increase in underlying tax basis of the assets acquired on the date of acquisition.

With the finalization of the purchase price allocation there have been several adjustments to the fair values assigned to the acquired assets and liabilities from the initial purchase price allocation. Accordingly, Placer Dome’s December 31, 2002 consolidated balance sheet has been restated to reflect these changes. In particular, the allocation to mineral properties and mine development has decreased by $280 million, while the allocation of value for undeveloped mineral interests, deferred taxes and other long term assets has increased $14 million, $20 million and $27 million, respectively. The residual goodwill amount has also increased by $230 million to $430 million. Net earnings for 2002 were not re-stated as the effect on the post acquisition period in that year was not material. The key factors that give rise to the changes are increased mine operating and capital costs together with an increase in understanding of the acquired resources base resulting in lower confidence of conversion of 2002 reported mineral resources to mineral reserves for Kalgoorlie West.

(d)	Effective July 1, 2002, Placer Dome (CLA) Limited (“PDCLA”), a wholly-owned subsidiary of Placer Dome, and Kinross Gold Corporation (“Kinross”) formed the Porcupine Joint Venture which combined the operations of the Dome mine and mill, and the Kinross operations consisting of the Hoyle Pond, Pamour and Nighthawk Lakes mines as well as the Bell Creek mill. PDCLA owns a 51% interest in and is the operator of the joint venture, while Kinross owns the remaining 49% interest. The allocation of the net book value of the proportionate share of the assets contributed to the joint venture by PDCLA ($24 million) to the proportionate share of the assets acquired, has been to the operating and exploration assets contributed by Kinross ($33 million) with an offsetting provision for reclamation liabilities ($9 million). The Porcupine Joint Venture is an unincorporated joint venture, and as such is proportionately consolidated by Placer Dome in these financial statements.

4.  Business Segments

     Substantially all of Placer Dome’s operations are within the mining sector. Due to geographic and political diversity, Placer Dome’s mining operations are decentralized whereby Mine General Managers are responsible for achieving specified business results within a framework of global policies and standards. Regional corporate offices provide support infrastructure to the mines in addressing local and regional issues including financial, human resource and exploration support. Major products are gold, silver and copper produced from mines located in Canada, the U.S., Australia, Papua New Guinea, South Africa and Chile.

     (a)  Product segments

	Sales by metal

	Years ended December 31

	2003	2002	2001

Gold	$1,458	$945	$941
Copper	318	289	291
Silver	26	25	33
Other	—	—	1

	1,802	1,259	1,266

     (b)  Segment profit (loss)

	Years ended December 31

				Depreciation and			Mine Operating
	Sales(i)			Depletion			Earnings

	2003	2002	2001	2003	2002	2001	2003	2002	2001

Canada
Campbell	$69	$60	$54	$10	$12	$13	$21	$12	$(3)
Dome(ii)	—	38	88	—	10	18	—	(3)	1
Porcupine(ii)	56	27	—	12	5	—	22	2	—
Musselwhite	87	44	45	12	10	12	4	1	1

	212	169	187	34	37	43	47	12	(1)

United States
Bald Mountain	35	54	29	4	7	7	8	19	(10)
Cortez	228	197	191	23	25	28	114	86	72
Golden Sunlight	90	34	55	2	3	15	52	—	13
Turquoise Ridge(iii)	28	11	—	—	—	—	8	2	—

	381	296	275	29	35	50	182	107	75

Australia
Granny Smith(v)	104	99	64	19	11	2	11	46	20
Henty(iv)	35	3	—	10	1	—	3	(1)	—
Kalgoorlie West(iv)	143	18	—	36	7	—	(4)	(2)	—
Kanowna Belle(iv)	101	17	—	19	7	—	21	1	—
Kidston(vi)	—	—	42	—	—	7	—	—	6
Osborne	68	68	70	15	18	22	(1)	4	2

	451	205	176	99	44	31	30	48	28

Papua New Guinea
Misima	47	48	49	3	1	3	4	14	8
Porgera(v)	239	118	102	41	28	28	30	(1)	(6)

	286	166	151	44	29	31	34	13	2

Chile
La Coipa	52	46	40	12	12	12	10	1	(4)
Zaldívar	267	230	224	47	44	43	56	42	50

	319	276	264	59	56	55	66	43	46

South Africa
South Deep	80	60	46	9	8	7	4	13	7

Tanzania
North Mara(vii)	37	—	—	9	—	—	7	—	—

Metal hedging revenue	36	87	166	n/a	n/a	n/a	36	87	166
Amortization of tax gross-up(viii)	n/a	n/a	n/a	8	2	—	(8)	(2)	—
Stockbased compensation	n/a	n/a	n/a	n/a	n/a	n/a	(12)	(4)	(5)
Currency hedging revenue	n/a	n/a	n/a	n/a	n/a	n/a	12	(8)	(18)
Other	—	—	1	3	2	1	(5)	(3)	(5)

	1,802	1,259	1,266	294	213	218	393	306	295

(i)	Of the total metal sales from mines located in Canada for the years 2003, 2002 and 2001, $62 million, $136 million and $158 million respectively, were domestic sales, and $150 million, $33 million, and $29 million respectively, were export sales to international bullion banks. All other sales were primarily to international bullion banks.
(ii)	Results include 100% of Dome Mine’s operating results up to June 30, 2002, and 51% of the Porcupine Joint Venture from July 1, 2002 (see note 3(d)).
(iii)	Results from Turquoise Ridge relate to third party ore sales. Results included 100% of Turquoise Ridge operating result up to December 23, 2003 and 75% thereafter (see note 3(a)).
(iv)	Results include 100% of the mine operations of AurionGold from November 1, 2002 (see note 3(c)).
(v)	Results include 60% of Granny Smith Mine’s and 50% of Porgera Mine’s operations up to October 31, 2002 and 100% and 75% respectively, thereafter (see note 3(c)).
(vi)	The Kidston Mine was closed in July 2001 due to the depletion of ore.
(vii)	Results include 100% of the operations of the North Mara mine in Tanzania from July 23, 2003 (see note 3(b)).
(viii)	Pursuant to CICA Handbook section 3465 – Accounting for Income Taxes, on business acquisitions, where differences between assigned values and tax bases of property, plant and equipment acquired exist, the Corporation grosses up the property, plant and equipment values to reflect the recognition of the deferred tax assets and liabilities for the tax effect of such differences.

5.  Write-downs of Mining Interests

     Annually, or more frequently as circumstances require, the Corporation performs property evaluations to assess the recoverability of its mining properties and investments. Mine asset impairment analyses were performed using a long-term gold price of $350/oz. for 2003, $300/oz. for 2002 and $275/oz. for 2001. In 2003 and 2002, the Corporation determined that no write-downs of the carrying values of assets were required.

     In 2001, Placer Dome recorded write-downs and provisions totalling $310 million (with nil tax effect), including $299 million for the Getchell Mine and $8 million for the Bald Mountain Mine. In the third quarter, Placer Dome wrote off Getchell after extensive analysis failed to identify a mine plan that would recover the carrying value of the asset. The charge was comprised of $269 million primarily for property, plant and equipment, $27 million for the excess value ascribed to exploration potential and accruals of $3 million for closure obligations.

6.  Non-hedge Metal Derivative Gains (Losses)

     Details of non-hedge metal derivative gains (losses) are as follows:

	Years ended December 31

	2003	2002	2001

Realized non-hedge metal derivative losses	$(5)	$—	$—
Unrealized non-hedge metal derivative gains (losses)(i)	21	(12)	(1)

	16	(12)	(1)

(i)	See note 16 for additional disclosure related to Placer Dome’s derivative program.

7.  Investment and Other Business Income (Loss)

     Investment and other income (loss) comprises the following:

	Years ended December 31

	2003	2002	2001

Interest income	$6	$10	$16
Dividend income(ii)	—	5	—
Interest income on sale of water rights(i)	6	6	6
Foreign exchange losses	(26)	(2)	(4)
Gains on sales of assets and investments	—	9	—
Other(iii)	13	12	2

	(1)	40	20

(i)	In December 2000, Compañía Minera Zaldívar sold some of its water rights for a sum of $135 million receivable in fifteen equal installments of $9 million commencing July 1, 2001. On a discounted basis, this resulted in a gain of $76 million ($49 million after tax) and a corresponding receivable being recorded in 2000. Imputed interest on the receivable is being accrued monthly.
(ii)	Represents dividend received from AurionGold prior to obtaining control on October 22, 2002. (see note 3(c)).
(iii)	The $13 million of other income in 2003 included insurance recoveries, the receipt of an award from a lawsuit relating to Granny Smith and the early receipt of the remaining funds relating to the prior sale of the Mulatos property.

8.  Income and Resource Taxes

     (a)  Details of income and resource tax expense (recovery) related to operations are as follows:

	Years ended December 31

	2003	2002	2001

Income taxes
Current
Canada	$48	$8	$2
Foreign	35	15	14
Future
Canada(i)	(57)	(32)	(21)
Foreign	(74)	32	(23)

	(48)	23	(28)

Mining taxes — Canada
Current	2	1	1
Future	(2)	1	(4)

	—	2	(3)

	(48)	25	(31)

(i)	2001 includes a $21 million provision for taxes payable upon repatriation of funds to Canada.

(b)	The provision for income taxes based on pre-tax income (loss) before minority interests are as follows:

	Years ended December 31

	2003	2002	2001

Canada	$(118)	$(59)	$(199)
Foreign	280	203	13

	162	144	(186)

(c)	The reconciliation of the combined Canadian federal and provincial statutory income tax rates to the effective tax rate on earnings before taxes and other items is as follows:

	Years ended December 31

	2003	2002	2001

Combined basic statutory tax rate(i)	37.6%	39.6%	(44.5%)
Non-taxable portion of investment (gains) losses	—	(0.9)	—
Expenses not deductible for income tax purposes(ii)	7.5	7.8	2.3
Mining and other resource taxes	2.5	1.1	(0.6)
Resource allowance	(3.3)	(3.1)	(0.1)
Depletion	(10.4)	(8.9)	(7.0)
Foreign earnings subject to different tax rates(iii)	(10.0)	(28.4)	(15.2)
Change in valuation allowance	(93.4)	(88.5)	29.8
Canadian tax provided on unrepatriated earnings	—	—	11.5
Foreign exchange	29.8	11.7	10.1
Capital losses expired on Australian reorganization	—	83.4	—
Other	10.1	3.6	(3.0)

Effective tax rate	(29.6%)	17.4%	(16.7%)

(i)	Canadian federal income tax rate and weighted average of Canadian provincial income tax rates, including surtaxes.
(ii)	Comprising primarily non-deductible depreciation, amortization and depletion and non-deductible exploration expenditures.
(iii)	After taking into account applicable withholding taxes.

(d)	Future income and resource taxes arise from temporary differences in the recognition of income and expenses for financial reporting and tax purposes. The sources of temporary differences in operations and the related future income tax amounts are as follows:

	Years ended December 31

	2003	2002	2001

Depreciation and amortization	$(31)	$(31)	$(11)
Exploration and development	(45)	(7)	(17)
Taxes on repatriation of funds	—	—	21
Tax shield relating to preferred securities	4	8	8
Tax losses	(70)	(7)	(30)
Foreign exchange	9	21	(25)
Accrued withholding tax	1	4	4
Other	(1)	13	2

	(133)	1	(48)

     (e)  Components of future income and resource tax assets and liabilities comprise:

	December 31

	2003	2002

Future income and resource tax assets
Tax losses and credits	$379	$280
Other	540	474
Valuation allowance(i)	(40)	(192)

	879	562

Future income and resource tax liabilities
Capital assets	419	397
Other	441	231

	860	628

Future tax liability, net	19	(66)

Future tax liability (net) consists of:
Future tax assets — current	12	3
Future income and resource tax assets — long-term	186	53
Future tax liabilities — current	—	(1)
Future income and resource tax liabilities – long-term	(179)	(121)

	19	(66)

(i)	At December 31, 2002, Placer Dome had a future tax asset of $167 million for tax benefits relating to its U.S. operations. At that time, a full valuation allowance had been set up against the asset. During the second and fourth quarters of 2003, Placer Dome recognized a $111 million non-cash tax asset with respect to previously unrecorded tax benefits related to its U.S. operations, an amount that is estimated more likely than not to be realized beyond 2003. The recognition reflects a more positive outlook for Placer Dome’s U.S. operations including an improved gold price environment. Pursuant to this, a non-cash credit of $111 million to Income and resource tax recovery (provision) was recorded in the statement of earnings (loss) during the second and fourth quarters of 2003. In accordance with the provisions of the CICA Handbook section 3465 – Accounting for Income Taxes, Placer Dome did not record future tax expenses on earnings from its United States operations for the remainder of 2003, other than Alternative Minimum Taxes payable with respect to the period.

    (f)  Loss and tax credit carry forwards are as follows as at December 31, 2003.

Country	Category	2003	Expiry

Australia(i)	Operating losses	$404	n/a
Canada	Non-capital losses	162	2004-2010
	Net capital losses(ii)	52	n/a
Chile	Operating losses	455	n/a
South Africa	Non-capital losses	83	n/a
Tanzania	Non-capital losses	20	n/a
United States	Operating — Regular tax(iii)	4	2015
	Operating — Alternative minimum tax	28	2020
	Alternative minimum tax credits	1	n/a
Other	Operating losses	3	2004-2013

(i)	A valuation allowance has been provided on the Australian operating losses of $16 million.

(ii)	A valuation allowance has been provided on the Canadian net capital losses of $52 million.

(iii)	In 2003, United States net operating losses of $64 million (2002-$34 million) for regular income tax purpose were utilized.

(g)	Internal financing arrangements are utilized that require the payment of interest. Depending on the jurisdictions involved, withholding taxes may have to be paid. During 2003, withholding taxes of $8 million related to inter-company loans were incurred (2002 — $4 million).

(h)	Net income and resource tax payments were $95 million and $18 million in 2003 and 2002, respectively.

(i)	See Note 17(g) for a discussion of the impact of the reassessment of Ontario Mining Taxes.

9.  Inventories

     Inventories comprise the following:

	December 31

	2003	2002

Metal in circuit	$99	$87
Ore stockpiles	85	70
Materials and supplies	83	65
Product inventories	50	40

	317	262
Long-term portion of ore stockpiles	(65)	(56)

	252	206

10. Other Assets

     Other assets comprise the following:

	December 31

	2003	2002

Ore stockpiles(i)	$85	$70
Sale agreement receivable(ii)	69	72
Debt issue costs and discounts	15	2
Pension asset (note 18)	13	11
Investments(iii)	2	2
Other	17	16

	201	173
Current portion of other assets	(29)	(23)

	172	150

(i)	Includes $20 million (2002 — $14 million) of stockpiled ore which is expected to be processed in the following twelve months.
(ii)	Balance relates to the sale of the CMZ water rights (see note 7).
(iii)	At December 31, 2003 the quoted market value of the investments was $15 million (2002 — $8 million).

11. Property, Plant and Equipment

     (a)  Details of Placer Dome’s property, plant and equipment are as follows:

	December 31, 2003			December 31, 2002

		Accumulated			Accumulated
	Cost	Amortization	Net	Cost	Amortization	Net

Mineral properties and deferred development	$1,756	$(847)	$909	$1,572	$(717)	$855
Mine plant and equipment	2,501	(1,527)	974	2,387	(1,387)	1,000
Construction in progress(i)	194	—	194	118	—	118

	4,451	(2,374)	2,077	4,077	(2,104)	1,973

(i)	The significant components of the December 31, 2003 balance is $152 million (2002 — $95 million) for the development of the South Deep Shaft at the South Deep Mine and Turquoise Ridge development of $16 million (2002 — $5 million).

    (b)  Property, plant and equipment (net) and additions thereto by country are as follows:

	Property, Plant		Additions to Property,
	and Equipment		Plant and Equipment(i)

	December 31		Years ended December 31

	2003	2002	2003	2002	2001

Chile	$567	$601	$23	$11	$49
South Africa	468	413	63	42	51
Australia	373	420	54	29	41
Tanzania	188	—	1	—	—
Papua New Guinea	184	221	7	6	4
Canada	186	197	30	18	20
United States	111	121	35	22	26

	2,077	1,973	213	128	191

     (c)  Deferred stripping and purchased undeveloped mineral interests by country are as follows:

	December 31, 2003		December 31, 2002

	Deferred	Undeveloped	Deferred	Undeveloped
	Stripping	mineral interests	Stripping	mineral interests

Chile	$28	—	$28	—
Australia (note 3(c))	6	$287	12	$297
Canada (note 3(d))	—	16	—	16
Tanzania (notes 3(b))	2	116	—	—
Papua New Guinea	84	10	90	10
United States	(1)	—	(4)	—

	119	429	126	323

12. Accounts Payable and Accrued Liabilities

     Accounts payable and accrued liabilities comprise of the following:

	December 31

	2003	2002

Trade payables	$127	$98
Accrued employee salaries and benefits	50	33
Current reclamation and post closure obligations (notes 17(a) and (b))	17	11
Interest payable	15	8
Deferred commodity derivatives	13	12
Other	28	31

	250	193

13. Long-term Debt and Capital Leases

     (a)  Consolidated long-term debt and capital leases comprise the following:

	December 31

	2003	2002

Placer Dome Inc.
Bonds, unsecured
May 15, 2003 at 7.125% per annum(i)	$—	$200
June 15, 2007 at 7.125% per annum	100	100
June 15, 2015 at 7.75% per annum	100	100
March 3, 2033 at 6.375% per annum(ii)	200	—
October 15, 2035 at 6.45% per annum(iii)	300	—
Senior Convertible Debentures, unsecured(iv)	187	—
Medium – term notes, unsecured(v)	140	140
AurionGold Limited, unsecured(i)	—	137
East African Gold, non-recourse (note 3(b))(vi)	36	—
Capital leases (vii)	7	9

	1,070	686
Current portion	(10)	(341)

	1,060	345

(i)	On January 31, 2003, Placer Dome repaid, from cash, the AurionGold Limited, unsecured debt, bearing LIBOR based interest rates, assumed in the purchase of AurionGold.

On May 15, 2003, Placer Dome, as scheduled, repaid, with cash, $200 million of 7.125% unsecured bonds.

(ii)	On March 3, 2003, Placer Dome completed a private placement of $200 million 30 year debentures. The debentures carry an interest rate of 6.375% and are not convertible. The Corporation has prepared and filed registration documentation that permits the debentures to be resold to the public.
(iii)	On October 10, 2003, Placer Dome completed a private debenture offerings of $300 million unsecured 32-year senior debentures with interest payable at a rate of 6.45% per year at a price of 99.649% of their principal amount to yield 6.476%.
(iv)	Also on October 10, 2003, Placer Dome completed another private debenture offerings of $230 million unsecured 20-year senior convertible debentures with interest payable at 2.75% per year. Upon occurrence of certain prescribed conditions, holders of the convertible debentures will have the right to convert each $1,000 principal amount into 47.7897 common shares of Placer Dome, representing a conversion price of $20.925 per common share. The debt portion is determined by discounting its cash flows using a market interest rate for comparable debt instruments and the equity portion, reflected in contributed surplus, represents the difference between the proceeds and the amount allocated to the debt portion. The carrying value of the debt is accreted to its face value through periodic charges to interest expense. The amount of accretion in 2003 was $1 million.

The holders of the debentures and, in the case of the convertible debentures, the underlying shares are entitled to the benefits of registration rights granted pursuant to registration rights agreements dated October 10, 2003 (the “Registration Rights Agreements”). The Registration Rights Agreements require, among other things, that the Corporation prepare and file registration documentation that will permit the debentures and, in the case of the convertible debentures, the underlying shares to be resold to the public. The registration documentation for both debentures must be filed within 180 days of the private placement and be effective within 210 days of the private placement. If either date is missed, or if the Corporation fails to comply with certain other continuing obligations thereafter, there is an interest penalty payable until the Corporation complies with its obligations. The interest penalty payable in connection with the non-convertible debentures is 0.25%, and in connection with the convertible debentures is 0.25% for the first 90 days following a registration default and 0.50% thereafter.

(v)	The interest rates range from 6.6% to 8.1% and the notes mature between 2005 and 2026.
(vi)	This loan relates to project financing for the North Mara mine and is non-recourse to Placer Dome. It bears interest at LIBOR plus 2.75% and is repayable over 5 years. As part of the loan agreement, East African Gold provided security including its North Mara mine. As a condition precedent to the loan, East African Gold entered into forward sales contracts at a flat forward price of $309 for a total of 900,000 ounces to be delivered between November 2002 and August 2011. At December 31, 2003, 775,000 ounces remain to be delivered into these contracts through August 2011.
(vii)	The Corporation is obligated under capital leases for mobile mining equipment for remaining terms ranging from one to four years. All capital lease agreements provide that the Corporation can purchase the leased equipment at fair value at the end of the lease term. At December 31, 2003 and 2002, $5 million and $5 million respectively, of leased property was included in plant and equipment, net of $15 million and $9 million, respectively, of accumulated depreciation and depletion.

    Anticipated requirements to meet long-term debt and capital lease repayments over the next five years from December 31, 2003 are as follows:

	Long-term	Capital
	debt	leases	Total

2004	$7	$4	$11
2005	52	1	53
2006	43	1	44
2007	109	2	111
2008	1	—	1
Thereafter	894	—	894

Long-term debt and capital lease obligations	1,106	8	1,114
Less amount representing interest	(43)	(1)	(44)

	1,063	7	1,070

(b)	Consolidated interest and financing expense comprise of:

	Years ended December 31

	2003	2002	2001

Interest charges — long-term	$51	$41	$45
Capitalized interest	(7)	(7)	(6)

Interest expense — long-term	44	34	39
Short-term interest and financing expense	10	9	8

Interest and financing expense	54	43	47

Interest payments — long-term	44	42	46
Weighted average interest rate	6.1%	7.0%	7.2%

(c)	At December 31, 2003, Placer Dome had unused bank lines of credit of $783 million comprised of A$40 million, CAD$23 million and credit facilities of $685 million with an international consortium of banks of which $400 million is fully committed until 2005 and $285 million is extendable on an annual basis. The funds are available for general corporate purposes. The majority of these facilities are long-term at interest rates determined with reference to LIBOR which at December 31, 2003 was 1.1588% (three-month term).

(d)	Certain of Placer Dome’s debt facilities contain various common public debt covenants and default provisions including payment defaults, limitation on liens, limitation on sale and leaseback transactions and merger restrictions. In addition, Placer Dome’s debt instruments, and metal and foreign currency contracts and options (note 16) require it to maintain a Consolidated Tangible Net Worth (the aggregate amount of assets after deducting therefrom all current liabilities, goodwill and other like intangibles) of $1 billion calculated under Canadian GAAP. These debt instruments include the Corporation’s unsecured Bonds, Preferred Securities, Medium-Term Notes, Senior Convertible Debentures, and bank lines of credit.

At December 31, 2003, Placer Dome was in compliance with all debt covenants and default provisions.

14.	Deferred Credits and Other Liabilities

     Deferred credits and other liabilities comprise the following:

	December 31

	2003	2002

Pension liability (note 18)	$33	$28
Minority interest in subsidiaries	1	5
Other obligations and provisions	19	17

	53	50

15. Share Capital

     (a)  Common shares issued and outstanding

	Shares
	(000’s)	Amount

Balance, December 31, 2000	327,618	$1,851
Exercise of share options	991	11

Balance, December 31, 2001	328,609	1,862
Issued for acquisition of AurionGold (note 3(c))	77,934	710
Exercise of share options	2,199	23

Balance, December 31, 2002	408,742	2,595
Exercise of share options	2,788	31

Balance, December 31, 2003	411,530	2,626

     (b)  Share options

At December 31, 2003, the Corporation had three stock based incentive plans. The following table describes these plans:

		Options	Options
	Reserved	outstanding	exercisable
	Shares	Shares	Shares
	(000’s)	(000’s)	(000’s)

1996 LTIP(i)	2,342	81	81
1987 Stock Option Plan(ii)	32,000	14,509	8,697
1993 Directors Plan(ii)	750	530	475

	35,092	15,120	9,253

(i)	Under the 1996 LTIP, options were granted to employees of Getchell Gold Corporation (“Getchell”) at an exercise price equal to the market price of Getchell shares on the date of the grant. Placer Dome assumed the obligations under the plan upon the merger with Getchell on May 27, 1999 and reserved for issuance a number of shares equal to the number of options then outstanding under the plan. All options granted under this plan are vested and expire no later than ten years from the grant date. No future grants will be made under this plan.

(ii)	Under the 1987 Stock Option Plan and the 1993 Directors Plan, options to purchase common shares of Placer Dome may be granted to employees and directors of Placer Dome and its subsidiaries for terms up to ten years, at an exercise price equal to the closing board lot sale price per share of Placer Dome shares traded on either the Toronto Stock Exchange or the New York Stock Exchange (as determined by the Human Resources and Compensation Committee) on the day immediately preceding the date of grant. The vesting periods range from one to three years. At the 2003 annual meeting, the shareholders of Placer Dome voted to increase the aggregate number of shares for which options may be granted under the 1987 Stock Option Plan from 25,000,000 to 32,000,000. The aggregate number of shares for which options may be granted under the 1993 Directors Plan shall not exceed 750,000. On December 4, 2003, the board of directors of the Corporation suspended option grants under the 1993 Directors Plan.

    The following table contains information with respect to all option plans:

	Options denominated in		Options denominated in
	CAD$		US$

	Shares	Price	Shares	Price
	(000’s)	CAD$/share	(000’s)	US$/share

Options outstanding, December 31, 2000	12,803	12.00 – 39.75	429	5.10 – 20.41
Granted	4,500	12.69 – 16.85 (i)	—	—
Exercised	(939)	12.00 – 17.55	(50)	7.83 – 10.31
Forfeited or expired	(771)	12.30 – 39.25	(23)	5.56 – 18.52

Options outstanding, December 31, 2001	15,593	12.00 – 39.75	356	5.10 – 20.41
Granted	—	—	2,157	9.75 – 12.51
Exercised	(2,044)	12.00 – 19.60	(155)	5.56 – 12.55
Forfeited or expired	(839)	12.00 – 39.25	(175)	9.67 – 20.41

Options outstanding, December 31, 2002	12,710	12.40 – 39.75	2,183	5.10 – 19.24
Granted	—	—	4,020	9.69 – 18.69
Exercised	(2,634)	12.40 – 17.55	(154)	8.01 – 12.55
Forfeited or expired	(602)	12.69 – 39.75	(316)	10.36 – 12.51

Options outstanding, December 31, 2003	9,474	12.40 – 39.75	5,733	5.10 – 19.24

(i)	The weighted average fair value of options granted in 2003, 2002 and 2001 was US$3.25, US$4.20 and CAD$5.86 per share, respectively.

    The following table summarizes information about share options outstanding:

	December 31, 2003

	Options outstanding			Options exercisable

		Average	Weighted		Weighted
	Shares	life	average	Shares	average
Range of exercise prices	(000’s)	(years)	price	(000’s)	price

CAD$ options
$12.40-$19.45(i)	6,203	5.92	15.31	5,431	15.69
$19.46-$25.00	268	3.84	23.37	268	23.37
$25.01-$32.62	2,440	2.15	28.76	2,440	28.76
$32.63-$39.75	563	2.17	39.02	563	39.02

	9,474	4.66	20.46	8,702	21.16

US$ options
$ 5.10-$ 8.16	37	4.67	5.10	37	5.10
$ 8.17-$12.24	3,914	9.13	10.38	89	11.52
$12.25-$16.33	1,759	8.05	12.52	494	12.56
$16.34-$19.24	23	4.35	18.99	18	19.07

	5,733	8.75	11.04	638	12.17

(i)	Includes 678,793 Canadian dollar denominated stock options granted to non-Canadian employees for which variable accounting is applied. Of these 396,239 options are vested and 282,554 options are unvested and have an exercise price of CAD$12.69 per share.

(c)	In the fourth quarter of 2003, the Corporation early adopted CICA 3870, “Stock-based Compensation and Other Stock-based Payments” which requires fair value accounting for all stock options issued during the year. Prior to 2003, Placer Dome accounted for all grants of options to employees and directors in accordance with the intrinsic value method of accounting for stock-based compensation as defined by accounting principles generally accepted in the United States. Awards granted to non-employees, including awards granted to employees of our joint ventures, have been accounted for in accordance with the fair value method of accounting for stock-based compensation, using the Black-Scholes option pricing model. This changed was applied prospectively effective January 1, 2003 with no restatement of prior year comparative figures.

Had compensation cost for these grants been determined based on the fair value at the grant date consistent with the provisions of CICA 3870, the Corporation’s earnings (loss) and earnings (loss) per share for 2003 and 2002 on a Canadian basis would have been adjusted to the pro forma amounts indicated below:

	Year ended
	December 31

	2003	2002

Earnings (loss) — as reported	$119	$(160)
Earnings (loss) — pro forma	109	(174)
Earnings (loss) per share — as reported	0.30	(0.53)
Earnings (loss) per share — pro forma	0.27	(0.56)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants:

	December 31

	2003	2002

Dividend yield	1.0%	1.7%
Expected volatility	30%	30%
Risk-free interest rate	3.92%	4.31%
Expected lives	10 years	10 years

(d)	On February 26, 2004 the Placer Dome Board adopted a shareholders’ rights plan (the “Rights Plan”) to replace a plan, adopted in 2001, which expires at the close of the 2004 annual and special meeting of shareholders. At that meeting, shareholders will be asked to confirm the adoption of the Rights Plan.

To implement the Rights Plan, the Board has authorized the issuance of one right (a “Right”) for each “Voting Share” outstanding at 5:30 p.m. (Toronto time) on May 5, 2004 (the “Record Time”). A Voting Share is any share in or interest of the Corporation (collectively the “Voting Shares”) entitled to vote generally in the election of directors. The only Voting Shares currently outstanding are the Common Shares. One Right will be issued for each Voting Share issued after the Record Time and prior to the Separation Time (as defined below), subject to the earlier termination or expiration of the Rights as set out in the Rights Plan. Each Right carries with it the right to purchase shares in Placer Dome, at a discounted price, under certain circumstances and in the event of particular hostile efforts to acquire control of Placer Dome. The Rights are currently not exercisable and Rights certificates will not be distributed until certain specified events cause the Rights to separate from the Voting Shares (the “Separation Time”). Pending separation, the Rights will be evidenced by and trade with the Voting Shares. The Rights will expire no later than the termination of Placer Dome’s annual meeting in 2007. The Rights may be redeemed at a price of Cdn$0.001 per right prior to a specified event but in certain cases, only following approval by a majority of the votes cast by independent shareholders at a special meeting of shareholders.

If a person or group acting in concert acquires 20% or more of the Common Shares (or other class of Voting Shares) in a transaction that is not a “Permitted Bid” or a “Competing Permitted Bid”, the Rights will become exercisable and entitle the holders thereof (other than the acquiring person or group) to purchase the Placer Dome Common Shares at a 50% discount from the Market Price (as defined). The Rights are not triggered by a “Permitted Bid”, which is essentially a takeover bid made to all shareholders for any of their shares. The “Permitted Bid” must be made by way of a circular bid in compliance with securities laws and must comply with other conditions, including the condition that no shares be taken up for 60 days following the bid and then only if more than 50% of the then outstanding Common Shares held by independent shareholders have been tendered to the bid. A “Competing Permitted Bid” is a take-over bid made after a “Permitted Bid” has been made and prior to its expiry that satisfies all of the provisions of a “Permitted Bid”, except that it must remain open for acceptance until a date that is not earlier than the later of 35 days after the “Competing Permitted Bid” is made and 60 days after the date of the earliest prior bid in existence when the “Competing Permitted Bid” is made. The entering into of a certain revocable lock-up agreement to tender Common Shares into a takeover bid will not trigger the Rights.

Under the present policies of the Toronto Stock Exchange and Canadian provincial securities authorities, the adoption of a rights plan is subject to shareholder confirmation.

(e)	The Corporation issued the following Canadian Originated Preferred Securities (“Preferred Securities”):

•	$200 million 8.625% Series A Preferred Securities due December 31, 2045 accruing interest from the date of issuance, payable quarterly commencing March 31, 1997.

•	$100 million 8.5% Series B Preferred Securities due December 31, 2045 accruing interest from the date of issuance, payable semi-annually commencing June 30, 1997.

The Series A and Series B Preferred Securities are redeemable by the Corporation, in whole or in part, on or after December 17, 2001 and December 17, 2006 respectively at the principal amount plus accrued and unpaid interest to the date of redemption (hereafter referred to as the “Maturity Amount”). The Corporation may, at its option, pay the Maturity Amount, by delivering Common Shares in which event the holder of the Securities shall be entitled to receive a cash payment equal to the Maturity Amount from proceeds of the sale of the Common Shares on behalf of the holder. Holders of the Securities will not be entitled to receive any Common Shares in satisfaction of the obligation to pay the Maturity Amount. The principal amounts of the Preferred Securities, net of after tax issue costs of $5 million, have been classified as equity, and interest payments, on an after tax basis, are classified as dividends as the Corporation has the unrestricted ability to settle the amounts by issuing its own Common Shares.

On April 24, 2003, Placer Dome redeemed, for cash of $185 million, all of the outstanding $181 million 8.625% Series A Preferred Securities. At December 31, 2003 and 2002 the Corporation had $76 million and $257 million outstanding on its Series A and Series B Preferred Securities, respectively.

16.	Financial Instruments with Off-Balance Sheet Risk and Fair Value of Financial Instruments

     The following table presents the carrying amounts and estimated fair values of Placer Dome’s financial instruments:

	December 31, 2003		December 31, 2002

	Carrying	Fair	Carrying	Fair
	Value	Value(i)	Value	Value(i)

Financial Assets
Cash and cash equivalents	$584	$584	$539	$539
Short-term investments	9	9	7	7
Investments	2	15	2	8
Sale agreement receivable	69	69	72	72

Financial Liabilities
Short-term and long-term debt and capital leases	1,070	1,209	686	720
Preferred securities	76	88	257	258
Metal contracts and options	231	730	206	100
Foreign currency contracts and options	20	(45)	24	24

(i)	Year-end quoted market prices for specific or similar instruments were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate the fair value. For metal and currency contracts and options, the fair value is calculated using the spot and forward prices and volatilities as at December 31.

    Placer Dome enters into financial agreements (financial instruments) with major international banks and other international financial institutions in order to manage underlying revenue and cost exposures arising from fluctuations in commodity prices, foreign currency exchange rates and interest rates. Financial instruments which subject Placer Dome to market risk and concentrations of credit risk consist primarily of cash and short-term investments, forward contracts and option contracts for currencies and metals. Placer Dome places its cash and short-term investments in high quality securities issued by government agencies, financial institutions and major corporations and limits the amount of credit exposure by diversifying its holdings.

     The Corporation is exposed to credit risk in the event of non-performance by counterparties in connection with its currency and metal forward and option contracts. The Corporation does not obtain any security to support financial instruments subject to credit risk but mitigates this risk by dealing only with a diverse group of financially sound counterparties and, accordingly, does not anticipate loss for non-performance. The Corporation continually monitors the market risk of its activities.

     At December 31, 2003, based on the spot prices of $417 per ounce for gold, $5.98 per ounce for silver and $1.053 per pound for copper and an Australian to U.S. dollar exchange rate of $1.3319, the mark-to-market values of Placer Dome’s precious metal and copper sales programs were negative $705 million and negative $25 million, respectively. The precious metal mark-to-market value does not take into the account the $195 million liability in Deferred commodity and currency sales contracts and derivatives as at December 31, 2003 representing the remaining provision booked on acquisition for the fair value of the AurionGold and East African Gold metal hedge books. For the currency program, the mark-to-market value of Placer Dome’s currency forward and option contracts on December 31, 2003, was approximately positive $45 million (based on an Australian to U.S. dollar foreign exchanges of $1.3319).

     At December 31, 2003, Placer Dome’s consolidated metal sales program consists of:

	2004	2005	2006	2007	2008	2009	2010+	Total

Gold (000’s ounces):
Forward contracts sold(i)
Fixed contracts
Amount	510	947	1,139	1,060	786	269	457	5,168
Average price ($/oz.)	342	347	347	376	387	395	404	366
Fixed interest floating lease rate
Amount	100	100	100	200	424	850	1,160	2,934
Average price ($/oz.)	309	309	309	359	392	435	483	430
A$ forward contracts
Amount	15	130	63	44	15	30	60	357
Average price ($/oz.)	432	401	420	456	442	448	453	427

Total Forward contracts sold	625	1,177	1,302	1,304	1,225	1,149	1,677	8,459
A$ forward contracts purchased	(125)	(75)	—	—	—	—	—	(200)

Total Forward contracts	500	1,102	1,302	1,304	1,225	1,149	1,677	8,259

Call options sold and cap agreements(ii)
Amount	506	276	249	115	200	—	—	1,346
Average price ($/oz.)	337	362	356	363	394	—	—	356
A$ contracts
Amount	53	65	—	—	—	—	—	118
Average price ($/oz.)	383	376	—	—	—	—	—	379

Total Call options sold and cap agreements	559	341	249	115	200	—	—	1,464

Total Firm committed ounces(iii)	1,059	1,443	1,551	1,419	1,425	1,149	1,677	9,723

Contingent call options sold(iv)
Knock-in (up and in)
Amount	68	135	63	—	—	—	70	336
Average price ($/oz.)	390	388	382	—	—	—	413	392
Average barrier level ($/oz.)	427	422	418	—	—	—	413	420
Knock-out (down and out)
Amount	20	39	45	70	60	128	37	399
Average price ($/oz.)	398	399	419	428	442	420	456	425
Average barrier level ($/oz.)	347	350	382	372	361	370	375	368

Total Maximum committed ounces(v)	1,147	1,617	1,659	1,489	1,485	1,277	1,784	10,458

Put options purchased(vi)
Amount	1,710	631	514	341	154	119	142	3,611
Average price ($/oz.)	353	412	419	447	418	409	437	390

Put options sold(vii)
Amount	380	80	80	—	—	—	—	540
Average price ($/oz.)	274	250	250	—	—	—	—	267

     Contingent call options purchased not included in the above table total 0.2 million ounces at an average price of $407 per ounce.

	2004	2005

Silver (000’s ounces):
Call options sold(ii)
Amount	2,100	1,560
Average price ($/lb.)	5.26	5.25

Total committed amount	2,100	1,560

Put options purchased(vi)
Amount	2,100	1,560
Average price ($/lb.)	4.90	4.90

Copper (millions of pounds):
Fixed forward contracts(i)
Amount	95.9	6.6
Average price ($/lb.)	0.893	0.979
Call options sold(ii)
Amount	89.3	43.0
Average price ($/lb.)	0.958	0.995

Total committed amount
Amount	185.2	49.6
Average price ($/lb.)	0.924	0.993

Put options purchased(vi)
Amount	72.8	43.0
Average price ($/lb.)	0.875	0.898

Put options sold(vii)
Amount	9.9	—
Average price ($/lb.)	0.753	—

(i)	Forward sales contracts — Forward sales establish a selling price for future production at the time they are entered into, thereby limiting the risk of declining prices but also limiting potential gains on price increases. The types of forward sales contracts used include:

a)	Fixed forward contracts — a deliverable sales contract, denominated in U.S. dollars, where the interest rate and gold lease rate of the contract are fixed to the maturity of the contract. The average price is based on the price at the maturity of the contract.

b)	Fixed interest floating lease rate contracts — a deliverable sales contract, denominated in U.S. dollars, which has the U.S. dollar interest rate fixed to the maturity of the contract. Gold lease rates are reset at rollover dates ranging from 3 months to 4 years. The average price reflects the expected value to maturity of the contracts based on assumed gold lease rates.

c)	Australian dollar forward contracts – a deliverable sales contract denominated in Australian dollars that has been converted to U.S. dollars at an exchange rate of 1.3319. On a portion of these contracts, the gold lease rates have been fixed to maturity. The remaining contracts include a lease rate allowance or are floating at market rates.

    Forward sales that are offset by call options purchased are combined with the call option purchased and included in put options purchased. Please refer to item (vi).

(ii)	Call options sold and cap agreements — Call options sold by the Corporation provide the buyer with the right, but not the obligation, to purchase production from the Corporation at a predetermined price on the exercise date of the option. Cap agreements represent sales contracts requiring physical delivery of gold at the prevailing spot price or the cap option price at the expiry date of the contract. Call options and cap agreements are disclosed based on the intended delivery date of the option. The expiry date of the option may differ from the intended delivery date. The average price is based on the exercise price of the options. Call options denominated in Australian dollars have been converted to U.S. dollars at an exchange rate of 1.3319.

(iii)	Firm Committed ounces — Firm committed ounces is the total of forward sales and call options and cap agreements sold net of call options purchased. It does not include any contingent option commitments, whether bought or sold.

(iv)	Contingent call options sold — Contingent call options sold are option contracts denominated in Australian dollars that have been converted to U.S. dollars at an exchange rate of 1.3319. These contracts are similar to standard call options except that they are extinguished or activated when the gold price reaches a predetermined barrier. Contingent options are path-dependent since they are dependent on the price movement of gold during the life of the option or within specified time frames.

Knock-out options consist of down and out options and up and out options. A down and out option will expire early if the gold price trades below the barrier price within specified time frames whereas an up and out option will expire early if the gold price trades above the barrier price within specified time frames.

Knock-in options consist of up and in and down and in options. An up and in option will come into existence if the gold price trades above the barrier price within specified time frames whereas a down and in option will come into existence if the gold price trades below the barrier price within specified time frames.

As of December 31, 2003, the positions disclosed as contingent call options sold have not been extinguished (knocked out) or activated (knocked in) as the gold price has not traded above or below the barrier levels during the specified time frames. In the event these positions are activated they will be reclassified to call options sold.

(v)	Maximum committed ounces — Maximum committed ounces is the total of firm committed ounces and contingent call options sold. This total represents the maximum committed ounces in each period, provided the contingent call options sold are not extinguished or are activated and the contingent call options purchased are not activated.

(vi)	Put options purchased — Put options purchased by the Corporation establish a minimum sales price for the production covered by such put options and permit the Corporation to participate in any price increases above the strike price of such put options. Certain positions disclosed as put options are a combination of a purchased call option and a forward sale of the same amount and maturity. Therefore, the amount of call options purchased offsets the committed ounces of the corresponding forward sale. The combined instrument is referred to as a synthetic put.

(vii)	Put options sold — Put options sold by the Corporation are sold in conjunction with a forward sales contract or with the purchase of a higher strike put option. A put option sold gives the put buyer the right, but not the obligation, to sell gold to the put seller at a predetermined price on a predetermined date.

     At December 31, 2003, Placer Dome’s consolidated foreign currency program consists of:

	Maturity Period	Quantity	Average Price
	(to the year)	(millions of USD)	(AUD/USD)

Australian dollars
Fixed forward contracts	2007	$138	$1.8114
Put options sold	2007	$60	$1.6642

Total committed dollars		$198	$1.7665

Call options purchased	2007	$120	$1.4602

     Fixed forward contracts establish an exchange rate of U.S. dollar to the operating currency of the region at the time they are entered into, thereby limiting the risk of exchange rate fluctuations.

     Put options sold by the Corporation provide the buyer with the right, but not the obligation, to purchase U.S. dollars from the Corporation at a predetermined exchange rate on the exercise date of the options.

     Call options purchased by the Corporation establish a minimum exchange rate for converting U.S. dollars to the operating currency of the region for the amount hedged, but permit the Corporation to participate in any further weakness in the hedged currency.

17. Commitments and Contingencies

(a)	Although the ultimate amount of reclamation to be incurred for existing and past mining interests is uncertain, Placer Dome has estimated the undiscounted future value of its share of these costs to be $268 million as at December 31, 2003. The aggregate accrued obligation as at December 31, 2003, representing the fair value of Placer Dome’s share of future reclamation costs, included with Reclamation and post closure obligations credits and other liabilities and Accounts payable and accrued liabilities (note 12), was $203 million (2002 — $195 million). The full amount has been accrued through the early adoption of CICA Handbook 3110 (see note 2(a)) and through charges to earnings of $12 million, $23 million, and $19 million in 2003, 2002, and 2001, respectively. For information concerning long-term reclamation provisioning and the impact of a change in accounting policy commencing January 1, 2003, see note 1 “Reclamation and Closure Costs’ section and note 2(a).

Over the next 3 years, Placer Dome anticipates spending approximately $15 million on reclamation and closure at the closed Kidston, Equity Silver and Misima (scheduled for closure in May 2004) mines.

Regulatory authorities in certain jurisdictions require that security be provided to cover the estimated reclamation obligations:

(i)	Placer Dome has provided security in the form of a letter of credit for site rehabilitation and long-term acid drainage treatment at the closed Equity Silver Mine pursuant to the terms of an amended reclamation permit issued by the British Columbia provincial government in 1996. At December 31, 2003, the security provided totalled CAD$23 million (US$18 million). As provided for under the amended reclamation permit, the level of security is reviewed approximately every 5 years. In 2001, a review was completed by a committee comprising of government, community and Placer Dome members, and recommendations were provided to the provincial government for their consideration in amending the reclamation permit. The level of security was reduced to approximately CAD$23 million (US$18 million), and the revised amount was posted in 2002. The next review is scheduled for the year 2005 may occur sooner because of the flooding encountered at the site in the spring of 2002.

(ii)	The Golden Sunlight Mine in Montana is required by the state government to provide security by way of a bond for reclamation obligations. The bond, presently at $55 million, has been guaranteed by the Corporation. The bonding requirement could be incrementally increased to $63 million over the next five years depending on the result of the contingency described in part (f) of this note. Placer Dome’s assessment of the ultimate post-closure expenditures, based on reclamation work done to date, is that they will be substantially less than the $55 million bonding requirement.

(iii)	The Cortez Joint Venture (100%), Turquoise Ridge (100%) and Bald Mountain mines in Nevada have provided securities totalling $65 million by way of bonds and letters of credit for reclamation obligations to the federal and state governments. The bonds have been guaranteed by the Corporation.

(iv)	Placer Dome Asia Pacific has provided bank guarantees totalling A$55 million (US$41 million), the majority of which were provided to Australian state governments for post closure reclamation costs.

(v)	Placer Dome (CLA) Limited has provided letters of credit totalling C$27 million (US$21 million) to the Ontario government for reclamation obligations relating to the Campbell, Porcupine (PDI share) and Musselwhite (PDI share) mines and the closed Detour mine.

(b)	Although the ultimate amount of non-environmental port-closure obligations to be incurred for existing and past mining interests is uncertain, Placer Dome has estimated its share of these costs to be $87 million as at December 31, 2003, and has accrued through charges to earnings of $5 million, $4 million, and $5 million in 2003, 2002, and 2001, respectively. The aggregate accrued obligation as at December 31, 2003, included with Reclamation and post closure obligations credits and other liabilities and Accounts Payable and accrued liabilities (note 12), was $45 million (2002 — $35 million).

(c)	Since 1992, Placer Dome U.S. Inc. (“PDUS”) and the Nevada joint venture it manages, Cortez Gold Mines (“Cortez”) have been involved in litigation with ECM, Inc. (“ECM.”). ECM claims that PDUS/Cortez acted improperly in 1991 when they kept confidential the results of a discovery hole drilled on PDUS/Cortez’ holdings in Lander County, Nevada during negotiations for a lease of mining claims held by ECM in the vicinity of the discovery hole. ECM claims that by virtue of PDUS/Cortez’s non-disclosure of the discovery hole, ECM was induced to lease its property to PDUS/Cortez in exchange for less favourable royalties than ECM contends it would have obtained had the disclosure been made.

After three summary judgments and a jury verdict in favour of PDUS/Cortez and appeals from each of those judgments, ECM has one remaining claim for relief. This claim is based on a real property covenant which ECM says obligated PDUS/ Cortez to reveal all reports and data it had that might, even indirectly, affect the value of ECM’s mining claims in the vicinity of the discovery hole, including data and reports based on data obtained from PDUS/Cortez lands in the area. In March 2003, the federal District Court in Reno granted PDUS/Cortez’s motion for summary judgment on that remaining claim for relief. Thereafter, ECM appealed the summary judgment to the U.S. Court of Appeals for the Ninth Circuit, in San Francisco. Briefing of that appeal is now complete, and management expects a decision in the case by the end of 2004. Management believes, on balance, that it will be finally successful in defending the litigation against ECM and, accordingly, no loss accrual for this contingency has been made.

(d)	In September 1996, the Cortez Joint Venture (“CJV”) submitted an Amendment to the Pipeline Plan of Operations for the South Pipeline Project with the Battle Mountain, Nevada Field Office of the Bureau of Land Management (“BLM”). The Plan Amendment allows mining and processing of the South Pipeline deposit. A Record of Decision and Plan of Operations Approval allowing the mining and processing of the South Pipeline deposit (the “permit”) was issued by the BLM in June of 2000. In July of 2000, a Notice of Appeal and Petition for Stay Pending Appeal was filed with the Interior Board of Land Appeals (“IBLA”) by Great Basin Mine Watch, the Western Shoshone Defense Project and the Mineral Policy Center. On January 9, 2001, the IBLA denied the petition for stay. The CJV filed a supplemental brief on November 3, 2003, bringing recent authority to the IBLA’s attention. On November 24, 2003, the IBLA issued its order dismissing the appeal.

(e)	Much of the Corporation’s mineral reserves and operations within the U.S. occur on unpatented lode mining claims and mill sites that are on federal lands pursuant to the federal mining laws. The Solicitor of the U.S. Department of Interior (“Interior Department”) issued a legal opinion on November 7, 1997, limiting the number of five-acre mill sites which could be located based upon a one-to-one ratio between the number of mill sites and the number of twenty-acre associated mining claims. If Congress had not acted twice to limit the applicability of this opinion, many mines could have become technologically and economically infeasible. Most recently, in November of 1999, as part of the fiscal year 2000 Interior Appropriations legislation, Congress precluded the Interior Department, for fiscal years 2000 and 2001, from applying the mill site ratio limitation to those mining operations which had an approved or pending plan of operations as of the date of the 1997 Solicitor’s opinion.

On October 3, 2001, the Interior Department instructed the BLM not to apply the previous administration’s mill site limitation to any plans of operations that the BLM approved before November 29, 1999 or that were submitted to the BLM before November 7, 1997. At the same time, the Interior Department asked the Solicitor to review the mill site opinion. Following an extensive review of the Interior Department’s long standing interpretation of the mining law and departmental practices, on October 7, 2003, the Solicitor of the Interior Department issued a new mill site opinion invalidating the November 7, 1997 legal opinion, and re-establishing the practices in place prior to the 1997 opinion. Consequently, management is of the view that there is no material, adverse effect to the existing U.S. mining interests owned by Placer Dome posed by the mill site limitations established in the 1997 Solicitor’s opinion.

(f)	The Golden Sunlight Mine is presently a co-defendant with the Montana Department of Environmental Quality (“DEQ”) in a lawsuit filed in the Montana District Court by five environmental groups against the Record of Decision that was issued by the DEQ on June 29, 1998. The lawsuit alleges that the permit approving the pit expansion violates certain Montana regulations and the Montana Constitution because it did not include certain reclamation requirements, primarily the partial backfilling of the open pit, the cost of which has been estimated at approximately $20 million. No additional closure accruals have been made for the partial backfill option. The plaintiff groups filed a Motion for Summary Judgment on the issues, and in February 2000, the court ruled that the Montana Metal Mine Reclamation Act required the DEQ to impose a partial pit backfilling requirement.

In a Special Session of the Montana Legislature (the “Legislature”) held in May 2000, the Legislature enacted an amendment to the statute in question which provides that backfilling open pits is not required unless necessary to meet air and water quality standards. Following that amendment, the DEQ affirmed its earlier Record of Decision. The plaintiffs then filed an amended complaint generally challenging the new affirmance and the constitutionality of the new enactment, followed by a motion for summary judgment seeking a declaration that the May 18, 2000 enactment violates the constitution by not requiring backfill, and that the Record of Decision based on the enactment should be set aside. On March 21, 2002, the District Court ruled that Section 82-4-336(9)(c) of the Montana Metal Mine Reclamation Act (“MMRA”) violates the Montana Constitution as it eliminates an effective reclamation tool, and that the Record of Decision based thereon should be set aside. On June 27, 2002, the Court entered a judgement based on the March 21 ruling, requiring the DEQ to proceed to implement partial backfill as the reclamation option for amendment 010 to the Golden Sunlight operating plan in accordance with the procedures required by the MMRA and to make appropriate adjustments to the reclamation bond sufficient to ensure reclamation under the partial pit backfill alternative. In accordance with these procedures, Golden Sunlight has presented its concerns as to the unsuitability of backfill as the appropriate method of pit reclamation in a submission required pursuant to an October 23, 2002 Order from the DEQ. This submission also seeks an appropriate amendment to the Record of Decision. The plaintiff groups have asked the District Court to require the agency to require Golden Sunlight to post additional bond, during the pendency of proceedings examining the suitability of the partial backfill option, to assure execution of the partial backfill option if it is selected. Both the DEQ and Golden Sunlight have asked the District Court to confirm the DEQ decision that the bond will be adjusted as necessary only following a decision finally selecting the mine pit reclamation alternative. Meanwhile, an appeal of the underlying district court decision invalidating the most recent statute and the previous DEQ decision has been initiated in the Montana Supreme Court. Subsequent to the appeal, the Montana Legislature amended the MMRA to provide, in part, that “backfilling as a reclamation measure is neither required not prohibited in all cases ...” but must be determined by the DEQ on a site specific basis. The MMRA was also amended to prohibit an increase in a reclamation bond until the modification to an operating permit is complete. In May of 2003, the DEQ and Golden Sunlight respectively moved to dismiss the appeal on mootness ground, because of the legislature’s amendment of the statute, which was the subject of the District Court’s judgment. In an Order issued August 27, 2003, the Montana Supreme Court decided to hold the motion to dismiss in abeyance, together with the appeal, pending completion of an administrative environmental analysis and decision process commenced by the DEQ in response to the District Court judgment. To date, the DEQ has not modified the existing mine reclamation plan or the reclamation bond. Golden Sunlight believes that the final record will support a more environmentally sound pit reclamation alternative than partial backfill and accordingly no additional closure accrual has been made. Mining in accordance with the permit is expected to continue during these proceedings.

(g)	In September 2002 Placer Dome Canada Limited (“PDC”) lost a tax appeal in the Ontario Superior Court related to a reassessment of Ontario mining taxes for the 1995 and 1996 taxation years. On the basis of the decision, Ontario mining tax and related interest increased by approximately $1 million for the years in question. Late in the fourth quarter of 2002 Placer Dome (CLA) Limited (“PDCLA”), the successor to PDC through amalgamation, was reassessed with respect to the same issue for the 1997 and 1998 taxation years. Ontario mining tax and related interest will increase by approximately $17 million for these two taxation years. PDC and PDCLA paid all taxes and related interest up to and including the 1997 taxation year by December 31, 2002 and paid the 1998 reassessment liability early in January 2003. In the third quarter of 2003, PDCLA was reassessed with respect to the same issue for 1999, Ontario mining tax and related interest will increase by approximately $21 million for this taxation year. The 1999 reassessment liability was paid in the fourth quarter of 2003. The Corporation has filed an appeal of the decision to the Ontario Court of Appeal and the case is to be heard on March 1, 2004.

Should Placer Dome lose, the total tax and interest payable would be approximately $77 million of which $39 million has been paid as noted above.

(h)	On October 10, 2002, the Mineral and Petroleum Resources Development Act No. 28, 2002 (the “Act”) was promulgated into law by publication in the South African Government Gazette. The Minister of Minerals and Energy announced in February 2004 that the Act would be enacted during May 2004.

The Act provides for state custodianship of mineral resources and the government becomes the grantor of prospecting, mining, exploration as well as production rights. Holders of old-order mining rights will have five years to lodge their rights for conversion into new mining rights in terms of the Act. The conversion requirements are set out in the Act. Old order mining rights will continue in force during the conversion period.

The Act also calls for the development of a broad-based socio-economic empowerment Charter (the “Charter”) which sets out the framework, targets and time-table for increasing the participation of historically disadvantaged South Africans (“HDSAs”) in the mining industry, and enhancing the benefits to HDSAs from the exploitation of mining and mineral resources. On October 11, 2002, the South African government released the draft of the Charter and on February 18, 2003 the government released an appendix to the Charter known as the Scorecard, which is designed to facilitate the application of the Charter in terms of the requirements for conversion of old order mining rights under the Act. The Charter is based on seven key principles, five of which are operationally oriented and cover areas focused on bettering conditions for HDSAs, and two of which are focused on HDSA ownership targets and beneficiation. The Charter contains targets to increase HDSA ownership of South African mining industry assets to 15% in five years and 26% over 10 years. The Charter states that the transfer of ownership in the industry must take place in a transparent manner and for fair market value. It also states that the South African mining industry will assist HDSA companies in securing financing to fund participation, in the amount of 100 billion rand within the first five years. The Charter does not specify the nature of the assistance to be provided.

The five operational focus areas of the Charter include human resource development; employment equity including HDSA participation in management and participation by women; HDSA participation in procurement; improved housing and living conditions for mine employees; and community and rural development.

South Deep is well advanced in meeting the operational Charter targets. Regarding human resources development, approximately 60% of the workforce have successfully completed basic numeracy and literary training; regarding employment equity, 42% of management are HDSAs, target being 40%, women are currently 3% with a target of 10%; regarding mine community and rural development, the CARE project has won international recognition for the training and developing of South Deep employees who were retrenched in 1999 with 75% of the former employees now economically active; regarding housing and living conditions, significant improvements in on-site living conditions and accommodation have been made, including upgrading hostels and eating areas, employing a dietician and environmental health officer, and increasing the living-out allowance, and regarding procurement, the mine has developed a procurement policy that allows for development and increased business to HDSAs.

The Act also allows for the payment by mining rights holders of a state royalty to be prescribed in a separate money bill. On March 20, 2003, the South African government released a draft of The Mineral and Petroleum Royalty Bill (the “draft Bill”) to the public for comment. If approved in its original form, the draft Bill would provide for a 3% tax-deductible royalty on gold revenues from Placer Dome’s share of production at the South Deep mine. In his February 18, 2004 budget speech, the South African Minister of Finance announced that the new royalties would not commence until 2009. A revised draft of the Bill is expected to be released sometime in 2004. The Minister also indicated that finalization of the Bill would provide an opportunity to review the mining industry’s tax dispensation as a whole.

At present, the financial implications of various pieces of the new legislation cannot be assessed, therefore Placer Dome is not in a position to quantify either the increase in costs or the other impacts of the proposed royalty and Charter targets on operations at South Deep. Depending on the final provisions of the new legislation, there is a possibility of a material increase in costs to the operations at South Deep. Placer Dome will continue to monitor closely the progress of the Act and other relevant legislation and assess their impact on current operations and future development at South Deep.

(i)	On July 29th, 2003, the Lawyers Environmental Action Team (“LEAT”) filed a complaint (the “Complaint”) with the Tanzanian Commission for Human Rights and Good Governance (“the Commission”) in its own capacity as well as allegedly on behalf of some 1,260 former small-scale miners, peasant farmers and land owners (collectively, the “Complainants”) against Placer Dome and a number of high-ranking Tanzanian government officials and former officials (collectively, the “Respondents”). The Complaint is founded on alleged human and constitutional rights violations by the Respondents arising from the allegedly forced eviction of the Complainants from the North Mara mine site property (the “Property”).

Several types of relief are being sought by the Complainants from the Commission, including a request to convene a public hearing in order to obtain fair and reasonable compensation of approximately $51 million (primarily relating to alleged property damages of the Complainants as a result of their eviction from the Property), and an order requiring the Tanzanian Minister of Energy and Minerals to suspend or cancel any mineral rights granted to Placer Dome and to “afresh” the Agreement between Placer Dome and the Tanzanian Government concerning the payment of royalties, taxes and other charges (with a view to increasing such amounts to be paid). The Commission continues to investigate the Complaint and has not yet decided whether or not it plans on convening a public hearing into the Complaint.

If the Commission decides to hold a hearing respecting the Complaint, management believes, on balance, that the Complaint will not be successful and, in particular, that it will not adversely impact Placer Dome’s title to its mining concessions.

(j)	On January 2, 2004, a rock fall occurred in the South Deep SV-1 sub vertical shaft between 60 and 63 level. It is estimated that between 500 and 1,000 tonnes of rock and shaft liner dislodged itself and fell 320 metres to the bottom of the shaft. The fall caused extensive damage to the shaft and station steelwork, service air and water columns and other shaft infrastructure. Preliminary indications are that the shaft liner appears relatively intact with the exception of the point at which the rock fall originated. No conveyances or winding plant was damaged as a result of this incident. Mining operations at the SV-1 sub vertical shaft ceased in 1999. The SV-1 area is not a significant portion of the immediate mine plan and the impact of the rock fall on longer-term production will be included in the review and update of the South Deep life of mine plan which is currently underway. The insurance underwriters have been notified of the incident and an investigation by South Deep management to determine the extent of the damage is currently in process. Given the preliminary status of the investigation, no accrual for insurance recoveries has been made at this time.

(k)	At December 31, 2003, Placer Dome has outstanding commitments aggregating approximately $30 million under capital expenditure programs, primarily at the South Deep and North Mara mines.

(l)	Placer Dome is subject to various investigations, claims and legal and tax proceedings covering a wide range of matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavourably to Placer Dome. The Corporation has established accruals for matters that are probable and can be reasonably estimated. Management believes that any liability that may ultimately result from the resolution of these matters in excess of amounts provided will not have a material adverse effect on the financial position or results of operations of the Corporation.

18. Pension Plans

Placer Dome has both defined benefit and defined contribution pension plans covering substantially all of its employees. Pension benefits are based, in defined benefit plans, on employees’ earnings and/or years of service. The defined benefit plans are funded currently by contributions from the Corporation or its subsidiaries, based on periodic actuarial estimates and statutory requirements. Contributions to defined contribution plans are based on specified percentages of salaries.

Placer Dome uses a measurement date of September 30 for the majority of its pension plans.

     Pension expenses are comprised of:

	Years ended December 31

	2003	2002	2001

Defined benefit plans:
Service costs (benefits earned during the period)	$8	$8	$6
Interest costs on projected benefit obligations	9	9	8
Expected return on plan assets	(7)	(8)	(7)
Amortization of experience gains/losses	2	—	—

	12	9	7
Defined contribution plans	5	1	3

	17	10	10

     The status of defined benefit plans is as follows:

	December 31

	Plans where assets		Plans where
	exceed accumulated		accumulated benefits
	benefits		exceed assets

	2003	2002	2003	2002

Change in plan assets
Fair value of plan assets at beginning of year	$35	$55	$53	$37
Actual return on plan assets	3	(4)	7	(3)
Employer contribution	3	1	7	6
Benefits paid	(7)	(10)	(6)	(7)
Reclassification of balance at beginning of year(i)	—	(20)	—	20
Other(iii)	11	13	6	—

Fair value of plan assets at end of year	45	35	67	53

Change in benefit obligations
Benefit obligations at beginning of year	30	52	107	70
Service cost	4	4	3	4
Interest cost	2	2	7	7
Actuarial loss (gain)	2	(2)	7	5
Benefits paid	(7)	(10)	(6)	(7)
Reclassification of balance at beginning of year(i)	—	(28)	—	28
Other(iii)	10	12	16	—

Benefit obligations at end of year	41	30	134	107

Plan assets in excess of (less than) projected benefit obligations	4	5	(67)	(54)
Unamortized transition surplus	—	—	(2)	(3)
Unamortized experience loss	9	6	36	29

Accrued pension asset (liability)(ii)	13	11	(33)	(28)

(i)	Due to movement of pension plans from net funded to net unfunded positions.
(ii)	Substantially all of the $33 million (2002 — $28 million) which is unfunded relates to plans that, at this time, cannot be funded by tax deductible contributions.
(iii)	Includes the balances of AurionGold Limited at beginning of year.

    In determining the present value of accumulated plan benefits and current service pension cost at December 31, the assumptions were:

	December 31

	2003	2002

Average discount rate	6.0%	6.0-6.5%
Rate of compensation increase	3.0-4.0%	3.0-4.0%
Expected return on plan assets	6.5-8.0%	4.0-8.0%

     The expected long term rate of return on plan assets is developed based on the historical and projected returns for each asset class, as well as the target asset allocation of the pension portfolio. Projected rates of return for each asset class are determined using a model which factors in long term government debt rates, real bond yield trend, inflation, with a margin for equity and property returns based on long term expectations.

     The amortization periods of unrecognized gains, losses, surpluses and deficits associated with pension plans vary from 10 to 17 years and are based on the expected average remaining service life of each employee group.

19. Supplementary Information

     (a)  Change in non-cash working capital comprises:

	Years ended December 31

	2003	2002	2001

Accounts receivable	$(28)	$(5)	$50
Inventories	(40)	(4)	34
Accounts payable and accrued liabilities	50	(16)	(59)
Income and resource taxes payable	(11)	7	3

Changes in non-cash operating working capital	(29)	(18)	28

     (b)  The following tables present additional financial information related to proportionate interests in joint ventures:

	December 31

	2003	2002

Current assets	$183	$161
Non-current assets	996	1,124
Current liabilities	104	148
Non-current liabilities	522	659

	Years ended December 31

	2003	2002	2001

Revenues	$720	$584	$506
Cost and expenses	(536)	(441)	(420)

Earnings before taxes and other items	184	143	86
Net earnings (loss)	138	117	116
Cash from:
Operating activities	278	175	218
Financing activities	(16)	(41)	99
Investing activities	(40)	(112)	(154)

(i)	Includes the Corporation’s joint venture interests in the Cortez, Granny Smith (see note 3(c)), Musselwhite, La Coipa, Porcupine (see note 3(d)), Porgera (see note 3(c)), South Deep and Turquoise Ridge mines (see note 3(a)). The results of Granny Smith are included for the period ended October 22, 2002, when Placer Dome acquired control of AurionGold, which owned the remaining 40% of the Granny Smith Joint Venture. The results of Porcupine and Turquoise Ridge are included from July 1, 2002 and December 23, 2003 respectively, when Placer Dome formed the joint ventures.